

Cultivate.

2008 Annual Report

Constellation

For 63 years, Constellation Brands management has cultivated the growth and development of the company, which has evolved into one of the leading producers and marketers of beverage alcohol products in the world today. With a powerful and unsurpassed portfolio of more than 250 brands across the wine, spirits and imported beer categories, nearly 60 production sites around the world, sales in approximately 150 countries and core markets in the United States, the United Kingdom, Canada, Australia and New Zealand, Constellation Brands is well positioned to take advantage of future business growth opportunities.

The company's focus remains on providing quality and value to a world of diverse consumers and to retail and distributor customers. Reinvesting in Constellation for growth and in the communities where the company has a significant presence is also important, as is maximizing the employment of sustainable business practices and being guided by the organization's vision and values, which have been woven into its cultural fabric for more than six decades. By cultivating the business in such a manner, Constellation Brands management believes it will be able to generate results to meet its future performance goals, create long-term value and remain a contributing member of communities where it operates.



Richard Sands
Chairman

Rob Sands
President and CEO

In assessing Constellation's fiscal 2008, terms such as *dynamic, exciting* and *progressive* are fitting to describe our global beverage alcohol business activities for the year. Consumers in Constellation's core markets continued to trade up to more premium brands, and demand for our products increased as we moved ever closer to a premium-focused portfolio, especially for wine.

Fiscal 2008: A year of achievement and milestones Throughout the year, we implemented carefully considered actions to strengthen our operations, portfolio mix, structure and global team. Constantly improving the way we conduct our business and our go-to-market approach is particularly important for us to remain a supplier of choice as our customers – distributors, wholesalers and retailers – continue to consolidate around the world in competitive environments, and for consumers who enjoy our products.

While economic uncertainty made headlines in many countries during fiscal 2008, our business remained solid. Continuous consumer trade-up to premium beverage alcohol brands validated our beliefs that Constellation's products are affordable luxuries that provide good value. We also see evidence that consumers may shift venues where they consume beverage alcohol, but they generally do not reduce their consumption during challenging economic times.

In fact, since prohibition ended in the U.S. 75 years ago, there may never be a better time to be in the beverage alcohol business. I believe Constellation Brands is well positioned to take advantage of demand in the key markets we serve going forward, always with an eye toward effectively cultivating our business around the world and better positioning it for ongoing growth and value creation.

We are already the world's leading premium wine company. We are a leader in the U.K., Canadian and Australian wine markets; we're number two in New Zealand; and we're the top premium wine purveyor in the U.S., where approximately 85 percent of our portfolio is comprised of premium quality and better brands on a dollar value basis. Through our Crown Imports joint venture with Grupo Modelo, we are the leading beer importer in the U.S., and we also have one of the leading spirits companies in North America.

During fiscal 2008, we repositioned and enhanced our portfolio with a greater emphasis on higher-growth, higher-margin, premium wines and spirits, including acquisitions Rob will discuss in his section. We also shed lower-margin value wines and thereby further skewed our U.S. lineup toward higher-margin, premium-and-above products.

In addition to cultivating our day-to-day business, there was a strategic management change that took place last year when, after 14 years as chief executive officer, I announced that I would be handing off the CEO baton. With 28 years in the business, it was the right time for me to give someone else the opportunity to run Constellation Brands, and the change made sense from succession planning and timing standpoints. The company's board of directors unanimously determined that Rob would be the best choice to succeed me as CEO. In his 20-year career with Constellation, he has been the company's general counsel and chief operating officer. While in these key positions, he has played a vital role in consummating and implementing acquisitions, and he has demonstrated vision, focus and leadership during Constellation's rapid growth in recent years. As CEO, Rob provides continuity for Constellation to achieve its strategic objectives.

As a dynamic organization, we also know that we must endeavor to continuously cultivate diverse points of view, knowledge and experience throughout Constellation Brands. This philosophy will help guide the company along its future business path and, in late fiscal 2008, it resulted in the addition of two new board members. Mark Zupan, dean at the University of Rochester's William E. Simon Graduate School of Business Administration, joined Constellation's board in fall of 2007, and Peter Perez, executive vice president and chief human resources officer at ConAgra Foods, Inc., joined in early 2008. We welcome Mark and Peter.

Because of these changes, I am more confident than ever in the guidance provided by the Constellation Brands board and the capabilities of our unmatched executive management team to further grow the business and create long-term value. With that in mind, I will now turn the remainder of this shareholder letter over to Rob for his overview of fiscal 2008 performance and notable activities.

Sincerely,

Richard Sands
Chairman

During fiscal 2008, the company demonstrated its commitment to enhancing shareholder value by executing initiatives aimed at increasing our portfolio focus on the faster-growing premium categories of beverage alcohol while providing unmatched service to customers and superior products to consumers.

Positioning Constellation for the future We believe these actions position the company to deliver increased operating margin and profits, generate strong free cash flow and improve return on invested capital (ROIC) over the long term.

In North America, our efforts to expand our premium beverage alcohol portfolios included acquisitions such as SVEDKA, the fastest-growing, major, premium vodka imported to the U.S.; the Fortune Brands U.S. wine portfolio, including Clos du Bois, the number one super-premium wine brand based on dollar value; and we sold the lower-margin Almaden and Inglenook value wine brands, which represented more than 15 percent of our U.S. wine volume. As part of these activities, we realigned our U.S. wine sales and marketing groups to better serve our customers while optimizing the cost structure for the business. Our spirits sales force was also realigned to support premium growth. These transactions and activities represent significant progress toward our long-term strategic and financial goals.

Our Crown Imports joint venture with Grupo Modelo to import premium beers to the U.S. also gained traction and realized synergies in fiscal 2008 as the organization created a national platform and strategic alignment for selling its portfolio of leading brands. Having a national marketing platform for the first time ever for leading imported beer brands, such as Corona, allows Crown Imports to develop and execute brand-building advertising and promotional programs across the entire U.S., which should benefit the portfolio over the long term.

Both the U.K. and Australia are strategically important markets for Constellation, and while they have faced recent marketplace challenges, we have implemented changes that we expect will improve profitability, operating efficiencies and our competitive position. We have increased our prices to retailers in order to cover cost increases and the recently implemented duty increase in the U.K. In addition, we expect to benefit from the tightening supply of Australian wine. Our National Distribution Center and bottling facility, under construction in Bristol, England, will enhance our capabilities to serve the entire U.K. and mainland Europe and is designed to significantly reduce costs.

Another significant fiscal 2008 U.K. development was the formation of our joint venture with Punch Taverns, the United Kingdom's largest pub chain, our mutual goal being to grow the Matthew Clark wholesale business, which serves the on-premise trade, and take it to the next level of its development.

In Australia, we also consolidated certain winemaking operations to optimize asset utilization and production efficiency. We invested in strategic vineyard expansions or replanting in New Zealand, Canada and at the Robert Mondavi Winery in Napa, California. While we were required by U.S. accounting rules to take a charge against our Australian and U.K. businesses for fiscal 2008, we firmly believe profitability in these markets should improve going forward.

From a financial standpoint, in fiscal 2008 we exceeded our comparable earnings per share and free cash flow goals. And we invested in the company through a repurchase of shares totaling $500 million. Overall, we executed on our strategy and took appropriate actions to better our position, assure long-term success and create value.

Looking at our leadership team, we have very experienced business leaders who collectively have many years of expertise in our industry managing our business segments. We also welcomed a new Chief Financial Officer, Bob Ryder, to our executive management team in May 2007. Cultivating a vibrant, engaged, focused and dedicated management team remains a cornerstone of the foundation supporting Constellation's long-term success.

In this report, you will become acquainted with several people from around the Constellation Brands world who exemplify the people, spirit, vision, values and culture that make Constellation what it is today and what it will become in the future.

With excellent brands, unmatched employees, a solid set of long-standing and proven values, clarity of vision and commitment to implement our long-term growth and value creation strategy, Constellation Brands is positioned to achieve its goals. We are confident the company has the correct strategy, the best tools and the right resources to cultivate and harvest long-term future growth and opportunities. Our values and vision, like our resolve, remain the bedrock of Constellation's future, just as they have for more than 60 years.

We appreciate your ongoing support.

Sincerely,

Robert Sands

Rob Sands
President and CEO



Passion + Teamwork

Growing up along the Mediterranean coast in southern France, Genevieve Janssens aspired to be a geologist or an oceanographer. "My parents owned a small vineyard and when I was a young girl, I wanted to make a living close to the earth," she says. Little did she know that her destiny would take her to the United States to learn about, and carry on, a time-honored craft from the patriarch of the modern U.S. wine industry, Robert Mondavi.

Genevieve came to America in 1978 as a lab technician and oenologist to work at the Robert Mondavi Winery. After years of practice and study, in 1989 she was named director of production at Opus One and held that role for nine years. At Opus One, a joint venture between Robert Mondavi and Baron Philippe de Rothschild, her focus was to produce a Bordeaux-style wine from the unique terroir found in California's Napa Valley. Then, in 1998, she was named director of winemaking at the Robert Mondavi Winery. Today she continues to provide the vision and inspiration for winemaking at the storied Napa Valley winery. In her role, Genevieve walks the vineyards checking the progress of the grapes, collaborates with the winemakers and the winemaking team on the blends for the latest vintage and nurtures the tradition that has made the wines and winery a popular destination for wine lovers. She is also in charge of the *To Kalon Project*, a 10-year initiative to replant the original vineyards on the property. "Constellation Brands' commitment to replanting more than 550 acres of vineyards is incredibly gratifying and carries on the tradition that began decades ago by Mr. Mondavi," Genevieve says.

Through the years working side by side with "Mr. Mondavi," as she respectfully calls him, she learned the importance of paying attention to details, the value of teamwork and that passion is central to developing quality wines. "This is my destiny, and I was very fortunate to be selected and nurtured by the Mondavi family to work at Opus One early in my career," Genevieve says. "In my work today, I strive to inspire the winemakers around me and to continue the vision of Robert Mondavi to always strive for improved quality, never take shortcuts and to never rest on your laurels. This is the same vision which I live by and try to use to guide people around me. I'm very pleased that we can continue this vision today to produce outstanding wines."





Genevieve Janssens
Director of Winemaking
Robert Mondavi Winery

Aligned with consumer trends and desires in its core markets, Constellation Brands continued to enhance and expand its premium wine offerings around the world in fiscal 2008. Adding wines such as Clos du Bois, Wild Horse, Flagstone and others to its premier portfolio of fine wines strengthened the company's global leadership position by providing consumers and customers with wines they want.

It has been said that where there is wine, there is life, and fiscal 2008 proved to be a very lively year for the world's largest wine producer, Constellation Brands. With an emphasis on further developing the company's premium portfolio to meet ongoing consumer trade-up trends in core markets, the company engaged in a series of activities that moved it closer to that goal, including acquisition of the Fortune Brands U.S. wine portfolio and its industry-leading super-premium brand Clos du Bois. The company's premium wine portfolio from South Africa also received a boost with the addition of the highly regarded Flagstone wine label and its progressive founder and winemaker, Bruce Jack.

Fiscal 2008 was a benchmark year for Constellation Wines U.S. as its business units worked with distributors throughout the nation to reconfigure inventory levels in a mutually beneficial way for long-term growth and optimization of working capital and other resources and to maximize efficiency.

Throughout the year, there were wine organization realignments that took place in the U.S., Australia and New Zealand. The U.K. wholesale business became part of a joint venture with Punch Taverns, the U.K.'s largest pub operator, with the goal of expanding the Matthew Clark on-premise business throughout the U.K. Late in fiscal 2008, the lower-margin Almaden and Inglenook value brands were sold. Decisions made throughout fiscal 2008 resulted in a transformation to a more premium portfolio and a focus on higher-growth, higher-margin segments of the market that should help Constellation achieve its future performance objectives.

Cultivating the North American market Zeroing in on specifics, the most important, long-term, premium-oriented, growth-generating milestone for Constellation in fiscal 2008 occurred in North America with the acquisition of the Fortune Brands U.S. wine portfolio. The crown jewel is Clos du Bois, the leading super-premium wine brand in the U.S. based upon dollar value. Another tremendous brand in this portfolio is Wild Horse, a luxury label that was added to the company's lineup of fine estate wines. Clos du Bois has a 30-year history in California's Alexander Valley and Wild Horse has been producing wines in the Paso Robles Central California American Viticultural Area for 25 years. Constellation executed a smooth transition for the new business, meeting all of management's expectations.

Combined with the sale of the Almaden and Inglenook value segment brands, the Fortune Brands U.S. wine portfolio helped increase Constellation's premium table wine holdings to approximately 85 percent of its U.S. portfolio, from about 70 percent on a dollar basis. Business decisions such as these demonstrate management's commitment to solidification of the company's position as the undisputed leader in the U.S. premium wine business, which was the fastest growth segment in the wine category for fiscal 2008, generating a double-digit volume increase.

Additionally, the company's U.S. wine portfolio rationalization initiative that began in fiscal 2008 with the discontinuance of some small, regional, value brands also moved the company closer to its premium portfolio goals. Streamlining the U.S. wine portfolio enables the business units supporting the remaining brands to focus their time and other resources on higher-value, higher-margin wines, which is also aligned with consumer trade-up trends. When completed, these changes should result in an unmatched, premium-oriented U.S. wine portfolio that is ideally positioned for future growth and value creation.

Also expected to contribute to improved performance is the realigned sales, marketing and operations structure for Constellation Wines U.S. During fiscal 2008, the U.S. wine business was reconfigured from four business units to three: Icon Estates, focusing on fine estate wines; VineOne, supporting the premium and super-premium wine portfolio; and Centerra, with its emphasis on specialty and fighting varietal wines. This reconfiguration aligns people, portfolios and production to better serve distributor and retail customers while allocating appropriate resources to support growth for all segments of the business and maximizing portfolio availability to consumers.

New product development also contributed to the evolving U.S. wine business configuration for Constellation in fiscal 2008. With intriguing names such as Solaire by Robert Mondavi, Diseño, Paso Creek and E Minor, wines introduced in fiscal 2008 complement existing brands to expand and strengthen the company's premium wine offerings.

Solaire by Robert Mondavi is a super-premium Chardonnay and Cabernet Sauvignon from California's central coast region, and the brand is marketed and sold by the company's VineOne business unit. Paso Creek, an ultra-premium wine produced from grapes grown in the Paso Robles appellation of California's central coast region, offers a Merlot and Cabernet Sauvignon and is handled by Icon Estates. The 350-acre vineyard supplying grapes for this wine is also a natural habitat for owls, which are provided with shelter in the form of owl boxes. In addition to being a wonderful addition to a natural setting, the owls also provide the vineyard with natural pest control.

New import brands to the U.S. include E Minor, a relative of the Australian wine Barossa Valley E&E Black Pepper Shiraz. E Minor's Chardonnay and Shiraz use grapes from

Brands including Clos du Bois, the leading super-premium wine in the U.S. based upon dollar value, and Wild Horse, both acquired in fiscal 2008, contributed to the company's ongoing premium portfolio expansion and growth. Constellation already has the leading premium portfolio in the U.S.


SIMI
WILD HORSE


CLOS DU



Constellation's leading wine portfolio in Canada includes the nation's leading brand, Jackson-Triggs; the world's premier icewine, Inniskillin; a heralded new French-style wine, Le Clos Jordanne, and the Nk'Mip, a joint venture with the Osoyoos Indian band in British Columbia's Okanagan Valley. Constellation invested in the expansion of Canada's high-quality VQA wine production in fiscal 2008.

Australia's most famous growing region, Barossa Valley, 40 miles north of Adelaide. Using grapes from more than 50 Barossa Valley vineyards and some vines dating back to planting in the 1840s, E Minor is a super-premium label.

Argentina is becoming a favorite country of origin for New World wines, and Diseño is a super-premium Malbec varietal that comes from the Mendoza winegrowing region, which is fed by glacial mineral deposits and water runoff from the Andes mountain range. Both E Minor and Diseño are imported, marketed and sold by Cellar Door, a division of the VineOne business unit.

These are examples of Constellation's new product development efforts, and its stated focus on premium wine portfolio expansion, as well as on organic growth. During fiscal 2008, organic growth in the U.S. market also came from established brands, such as Estancia, Toasted Head, Ravenswood, Simi, Robert Mondavi, Kim Crawford and Franciscan.

In Canada, the Jackson-Triggs Esprit label developed for the company's Olympic sponsorship gained a strong foothold with consumers. Additionally, the Le Clos Jordanne estate winery on the Niagara Peninsula launched a highly successful first vintage to rave reviews and high rankings. Inniskillin continued to be an international favorite and the world's leading icewine, collecting kudos from around the globe. The program to remodel Wine Rack retail stores continued in fiscal 2008, and early in fiscal 2009, the company's route-to-market in the western provinces of Canada improved with the purchase of a distribution firm that was already handling the portfolio. Additionally, the company invested in infrastructure to support expansion of its VQA (Vintners Quality Alliance) wines from Canada's finest appellations. Collectively, Vincor Canada turned in another solid performance in fiscal 2008 and is well positioned to maintain and expand its leading position in the market in fiscal 2009.

The U.K. and Australia tackle marketplace challenges Although the U.K. and Australia experienced fiscal 2008 marketplace challenges, primarily as the result of annual duty increases implemented in the U.K., record grape harvests in Australia (2004-2006) that led to a vast wine surplus and the strengthening of the Australian dollar, they remain important strategic markets for Constellation Brands. Australia is one of the most important regions for New World wine and it is a great source for wines of quality and value. The U.K. remains one of the largest and growing markets for imported wine.

In fiscal 2008 Constellation took actions to increase long-term profitability, improve operating efficiencies and strengthen its competitive position in the U.K. and Australian markets. Those actions include increased prices to retailers to cover cost increases and the recently implemented hike in U.K. duty. These regions will also benefit from the tightening supply of Australian wine resulting from recent drought conditions there. Constellation currently has five of the top 20 wine brands in the U.K. market and six of the top 25 wine brands in the Australian market.

The U.K. remains one of the largest and growing markets for imported wine, and there is reason for optimism as Constellation has outperformed the market and sees growth opportunities going forward. Further demonstrating Constellation's commitment to the U.K., as well as other markets, in fiscal 2008, the company acquired Flagstone, made up of a portfolio of South African premium brands. This enabled the company to consolidate its South African portfolio,

continued on page 15


Chief Clarence Louie
Nk'Mip Cellars Winery

Relationships + Responsibility

For Chief Clarence Louie of the Osoyoos Indian band, aiming for a low to zero unemployment rate for members of the band is a key driver for success. "If you are not going to school, you should be working. There are plenty of opportunities for people to have jobs in our area and no excuses for them to not work. I don't believe in public assistance unless you're a single mother or handicapped. I believe in the hardworking lifestyle of our ancestors. Native people were self-supporting," he says. For years, the Osoyoos band, like many other aboriginal tribes, struggled with financial difficulties, high unemployment and reliance on government welfare programs. Today, through the efforts of Chief Louie, the Council of the Osoyoos Indian band and hardworking members, the 450-member band operates nine businesses, including the first aboriginal-owned winery in North America and the largest privately held vineyard in Canada.

Nk'Mip Cellars, a joint venture with Constellation Brands' Vincor Canada business unit, produces a number of fine regional wines. It is situated on the shores of Osoyoos Lake in the heart of the Okanagan Valley in British Columbia. The winery, which is located in Canada's only desert, is supplied with grapes from the Inkameep Vineyard and new plantings from Vincor. "We are in an area known for orchards and vineyards, and we have been able to form a number of business partnerships to put our people to work and promote the overall region as a tourist destination. We've come a long way in our band's economic development program, but there is still much to be done," Chief Louie says.

After focusing on North American studies in college, Chief Louie turned his attention to creating avenues for economic development at home. "We had a high rate of unemployment and were overly dependent on underfunded federal transfer programs. For those who did work, there were minimal job opportunities in our area, so most of our people traveled to Washington State to find work in the orchard fruit industry. There had to be a way to get people working at home," he says. In December of 1984, at age 24, he was elected Chief of the Osoyoos band and began looking at opportunities to get his people off welfare and improve their standard of living and basic needs. In 1998, he formed the Osoyoos Indian Band Development Corporation (OIBDC), which he heads today as president and chief executive officer. Over the next several years, the corporation's business efforts led to the development of a golf course, a construction company, a recreation vehicle resort, a four-star conference center resort and spa, a convenience store, a daycare center and a partnership in a ski hill. To this end, 1,200 full- and part-time jobs have been created through OIBDC projects. Chief Louie says this is only the beginning as plans are being developed for a hotel, apartments and condominiums for natives and non-natives.

Recognition of Nk'Mip Cellars' fine wines is also gaining traction on a global basis through its partnership with Constellation. "Being a part of a large corporation puts us on the world stage and opens up a number of new opportunities, like expanding the distribution of our wines, in particular, to tribal casinos in the United States," he says. "This raises the bar for our efforts and is a rare opportunity for a native band. We are very proud to be in partnership with a great company."


2006

Enterprise + Culture

Bruce Jack is a man on a mission. As the founder and chief winemaker of Flagstone Winery, Bruce not only concentrates his efforts on creating eco-friendly wines from the unique soils in South Africa but also works toward doing his part to rectify the country's indiscretions. "With the release of Nelson Mandela on February 11, 1990, and the subsequent abolishment of apartheid, the country has become a fountain of creativity and entrepreneurial spirit," Bruce says. "To embrace this energy, we have implemented black empowerment programs at Flagstone that bring new people into the winemaking industry. And with our country's unique terroir, we are developing wines that we hope will create awareness and excitement about the South African wine category, which in turn, will raise the pride in our community."

Founded in 1998, Flagstone is located in a region of South Africa that is home to plant species found exclusively in this part of the world. With this unique biodiversity, preserving and protecting the land and flora while harnessing the soils has been an ongoing focus for Bruce. "Since the land provides us with unique flavors for our wines, we are very cognizant in our approach to employ sustainable, eco-friendly methods to our wine production," he says. To this end, Bruce and the Flagstone team are active in the South African Biodiversity and Wine Initiative that establishes an industry-wide system of sustainable wine production. Through the initiative, members also hope to develop a global benchmark for sustainable wine production that works in tandem with nature. In addition to using unique production processes for Flagstone wines, Bruce also plans to incorporate wind and solar energy generation at the winery.

Bruce and his team have also embraced various black empowerment programs. One program was formed in 2004 as a joint venture with three former schoolteachers. As part of this partnership, the teachers, who had a limited background in wine or business, worked with the Flagstone team to learn about the industry and develop the new business. Today, Flagstone continues to provide mentoring and finished wine to the women entrepreneurs, who named the business Ses'fikile, which in their native language of isiXhosa means "we have arrived." "Through this partnership, we are able to transfer skill sets to people who may never have had an opportunity to explore new career opportunities and to help them create a better life for themselves," Bruce says. "It's a pretty good feeling to give back to our community this way."

Flagstone became part of Constellation Brands in early 2008 and with this move, Bruce was named chief winemaker for all of the company's South African brands, including the Flagstone luxury brand, Fish Hoek, a super-premium wine, and Kumala, the country's most well-known label. Bruce says the potential of being part of a global company is limitless. "This is an amazing opportunity for both Flagstone and Constellation Brands," says Bruce. "Together, we have the potential to create a global market for South African wines that are socially and environmentally conscious. It is a very exciting time to be a part of a great global company."



Bruce Jack
Chief Winemaker
Flagstone Winery



Erica Crawford
Senior Vice President
Global Trading and Marketing for
Constellation New Zealand

Brand + Global

Erica Crawford has been the driving force behind Kim Crawford Wines – now a world-renowned wine brand started just over 10 years ago. Family was her motivation when founding the wine brand with husband Kim. "With two young children, I wanted to be around and available, and Kim wanted the freedom to express his own winemaking style."

Erica decided to leave her career as a research scientist and pharmaceutical marketer to lead the business part of their fledgling business. With NZ$20,000 and not one owned hectare of vineyards, Erica and Kim founded Kim Crawford Wines in 1996 as one of New Zealand's first "virtual wineries." The pair sourced grapes from local growers, made wine at various wineries and ran sales, marketing and administrative duties from their home in Auckland. Today, Kim Crawford Wines has vineyards, an exquisite tasting room, a cellar-door facility, a modern winery in Blenheim, and is regarded as one of the preeminent New Zealand fine wine labels. "We had so little capital that what we lacked in resources, we had to make up for through innovation," Erica says. "Fresh thinking, pushing boundaries and finding new solutions to old problems – these hallmarks of innovation have been crucial to our growth and sustained success. Innovation is now a core attribute and a real strength of the brand."

Interest in the brand grew so significantly that in 2003, Kim Crawford Wines was acquired by Vincor International, which was then acquired in 2006 by Constellation Brands, ensuring expanded distribution for the Kim Crawford label into New World markets. "To be recognized and welcomed into Constellation has been humbling," says Erica. "I've found peers here, wine people with a vision and goals that, like my own, are truly global. To see my brand enjoy support and find a true home in Constellation is as exciting and full of potential today as making our first vintage was back in 1996."

Today, Erica serves as senior vice president, global trading and marketing for Constellation New Zealand, the business that combines Kim Crawford Wines and the Nobilo Wine Group, the country's second-largest wine supplier. In this global role, Erica has responsibility for worldwide marketing of key luxury and premium brands in the portfolio, including Kim Crawford, Nobilo, Monkey Bay, Selaks and Drylands. In her expanded global role, Erica says, she is very excited to take her experiences to the next level but that it is crucial to have the right people on the team to build collective success. "People look at the Kim Crawford brand and give a lot of credit to Kim and me for what we've achieved. But I think if you look deeper, you see that the brand's strength and successes have been about winning over others. From growers to our winemaking team all the way through to our customers, there are people – distributors, sales people, marketers in every market – who have taken to this brand and carried it by individual effort into a position I never dreamt possible. All those people make an incredible team, and I am so very proud to be part of it, part of an incredible story. It's extended our little family brand to the world."

In 2004, Flagstone embarked on a black empowerment journey to mentor schoolteachers wanting to learn about the wine industry. The Ses'fikile wine brand was born, and today, Constellation Wines South Africa, which owns 26 percent of the business, works with the entrepreneurs to provide hands-on learning, guidance and finished products. Ses'fikile wines are available in South Africa and the United Kingdom and, through the Constellation Brands distribution capabilities, Flagstone hopes to expand wine distribution to mainland Europe, the United States and Canada. Principals in the joint venture are (L to R) Nomvuyo Xaliphi, James Reid, vice president and general manager for Constellation Brands South Africa, Nondumiso Pikashe, and Jackie Mayo.



continued from page 10

which includes Kumala, the leading South African wine in the U.K. market. Additionally, Constellation Europe is working to increase the presence of its portfolio in a variety of distribution channels, including wine specialty shops and convenience stores to highlight two.

Another action the company took in fiscal 2008 to maximize the performance of its assets was to place its Matthew Clark U.K. wholesale business into a joint venture with the nation's leading pub chain, Punch Taverns, with more than 8,400 pubs. The creation of this joint venture should provide a long-term growth platform for Matthew Clark's on-premise business serving U.K. restaurants, pubs, hotels, clubs and other venues.

Also, the construction underway for the company's second National Distribution Center should help with expansion of the business to mainland Europe and generate greater operational efficiencies and cost savings from new bottling operations for bulk wine being imported from Constellation wine producing regions.

In Australia, the company's wine organization was restructured to focus on regional wine production throughout the nation, moving the portfolio further toward a premium orientation and re-launching and repositioning brands such as Hardys, Banrock Station and others. The Australian business unit changed its name to Constellation Wines Australia to better reflect its broad range of high-quality, high-value offerings to domestic consumers and trade customers in Australia and around the world. Increased pricing for Australian wines also took place in fiscal 2008, enabling the business to offset increased costs, reinvest in the business and better position the portfolio for ongoing growth.

Increased demand for New Zealand wine International demand for fine wines from New Zealand also continued in fiscal 2008, with ongoing consumer desire for Sauvignon Blanc and other varietals from regions including Marlborough. Constellation brands including Kim Crawford, Nobilo, Monkey Bay, Drylands, Selaks and others continue to remain key drivers for the company's New Zealand performance.

During early fiscal 2009, the business unit was renamed Constellation New Zealand Limited and the sales and marketing group was restructured to better represent the nation's entire portfolio and ensure consumer and trade needs are met, thereby maximizing sales performance.

Constellation New Zealand has a strong lineup of leading wine brands that include Kim Crawford, Nobilo, Monkey Bay, Drylands and Selaks. Investment in this growing business continued in fiscal 2008 with completion of a vineyard expansion program.

In summary As a result of the many changes implemented by, and for, Constellation's global wine business in fiscal 2008, management believes the company is positioned well in each of its core markets to generate future sales growth, margin expansion and improved ROIC. The company's strategic positioning as an international premium wine producer and marketer addresses consumer trends and should better enable Constellation to grow its business and meet its future strategic business objectives.





Greg Davis
Master Distiller
Ridgemont Reserve 1792

Heritage + Vision

As a biology major at the University of Louisville, Greg Davis dreamed of one day becoming an orthodontist. However, a passion for making his own beer and wine led him down a different path, and today, the 38-year-old is master distiller for Constellation Spirits' bourbon business. Only one of eight master distillers in the heralded Kentucky bourbon industry, Greg is known as the "baby distiller" for being the youngest to hold the title among his much older peers. Yet with 17 years of experience in the beverage alcohol business, and mentored by a leader in the industry, Greg is an expert who carries on the heritage of creating finely aged and handcrafted bourbons that mix traditional distilling methods with modern techniques. "There is nothing like the taste of the product when it is ready for bottling," Greg says. "You put so much of yourself and your team's efforts into nurturing it for four to eight years, and when you get to taste it fresh out of the cask, it is incredible. It's something special, something consumers will savor and enjoy."

Greg takes a hands-on approach by serving as master distiller and first-shift supervisor at the Bardstown distillery and overseeing the production of all large-batch bourbons, such as Very Old Barton, Kentucky Tavern and Ten High, in addition to the small-batch premium Ridgemont Reserve 1792. He joined Barton Brands in 1998 after spending time in research and development and serving as brew master with other beverage alcohol companies. However, it was working with renowned Barton master distiller Bill Friel that brought him to the company. Friel served in the distilling industry for nearly 40 years, and Greg says, "He taught me the importance of maintaining traditions and learning by doing. Bill was a great teacher and encouraged me to discover the answers to my questions by troubleshooting on the distillery floor. I wouldn't trade those lessons for anything," he says. Bill and Greg worked side by side to develop, nurture and launch Ridgemont Reserve 1792 in 2004, which is also the "Official Toasting Bourbon of the Kentucky Bourbon Festival."

Mixing two parts heritage with one part modern technique, Greg and his team focus their efforts on maintaining the high standards for their products' identities and taste profiles familiar to consumers. Investments in the distillery, as well as process improvements, resulted in reducing a six-day production schedule to five. "Being part of Constellation Brands has provided us with the resources we need to deliver products that maintain the traditional heritage of our bourbons," Greg says. "We take great pride in our brands and are happy to be a part of this business."

Increased U.S. consumer demand for premium spirits continued in fiscal 2008 as trade-up trends remained robust. Constellation Spirits strengthened its premium portfolio by adding the fastest-growing major spirits brand in the world – SVEDKA Vodka – and introducing new products, including Wide Eye flavored schnapps and OLO Rum from Brazil. Acquisitions, new products and growth from the existing portfolio resulted in a solid year for spirits performance in fiscal 2008.

A spirited year for Constellation Spirits Adding the world's fastest-growing major premium spirits brand, SVEDKA Vodka, to the Constellation Brands portfolio highlighted a year of positive momentum and solid marketplace performance for the company's spirits business in fiscal 2008. SVEDKA, a premium imported vodka that fits well into Constellation's plans to focus on the creation of a predominantly premium beverage alcohol portfolio – one that meets consumer trade-up desires in the U.S. and other key markets – has experienced an extraordinary compound annual growth rate (CAGR) of approximately 50 percent over the five-year period from 2002 through 2007.

SVEDKA's aggressive sales efforts and a progressive approach to marketing that has resulted in memorable advertising, including the current election year campaign theme "Join the Party," featuring the futuristic fembot SVEDKA_grl character and the ongoing tagline "Voted the #1 Vodka of 2033," helped propel the brand to another record-setting year in fiscal 2008. Advertising, together with a terrific product, sponsorships that resonate with the brand's core young adult, legal drinking age audience has resulted in stellar growth and sales performance. This has been aided by positioning SVEDKA in the sweet spot for a premium Swedish vodka that represents quality, value, fun, a bit of irreverence and aspiration, and creates a powerful brand for Constellation's wholesale, distributor and retail customers.

To keep SVEDKA's momentum accelerating, in fiscal 2008, a new bottle was designed for better visual appeal and presence both in the retail marketplace and where spirits are prominently displayed at on-premise accounts, such as restaurants, clubs, pubs, bars, lounges, hotels and other venues. The new packaging is expected to debut in the third quarter of fiscal 2009. Expanding SVEDKA's distribution to both on-premise and off-premise retail channels throughout the U.S. remains a significant opportunity that Constellation Spirits, the new name for the company's spirits group, is aggressively acting upon with the goal of making this vodka one of the top-selling spirits brands in the country. Opportunities also exist for the development of the SVEDKA business in other core Constellation markets, including Australia and Canada, where the brand was introduced in fiscal 2008.

Ridgemont Reserve 1792 is a premium bourbon produced in Kentucky. The year 1792 was when Kentucky gained statehood.


1792


PUT A
FEMBOT
IN THE
WHITE HOUSE
>JOIN THE PARTY

The SVEDKA fembot began urging American voters to "Join the Party" during the 2008 presidential election year with a campaign aimed at consumer engagement and increasing brand awareness and sales. Launched around the Super Tuesday primaries in February, the SVEDKA campaign is aligned with the patriotic fervor generated by the year's political activity.

As mentioned before, Constellation Spirits is the new name of the company's spirits organization based in Chicago. Constellation Spirits has been restructured into three sales and marketing organizations: the newly created Ascender Brands team, which focuses on premium and high-growth brands; Barton Brands, which is responsible for value and regional brands; and Spirits Marque One, which is based in New York City and is responsible for SVEDKA. The change to the sales and marketing structure better aligns Constellation Spirits business units with its customers' needs and allocates appropriate resources to support all three business units.


EFFEN
99 BANANAS
SVEDKA
VODKA

Constellation Spirits premium offerings turned in solid growth for fiscal 2008, including the 99 Schnapps line, Effen Vodka, Black Velvet Canadian Whisky and SVEDKA, the fastest-growing major premium imported vodka in the U.S.

In addition to SVEDKA's contribution to volume and net sales spirits growth in fiscal 2008, the company's spirits business grew organically, driven by higher average selling prices for its other spirits products, increased production services and the introduction of new products, such as Wide Eye, a flavored and caffeinated line of schnapps, and OLO, a flavored rum from Brazil that was in the test marketing phase in late fiscal 2008.

Organic growth also came from brands including Black Velvet Reserve eight-year-old Canadian whisky, Ridgemont Reserve 1792 bourbon and the 99 Schnapps family. Approximately 30 percent of the Constellation Spirits sales are represented by premium products in the portfolio, a percentage the company is actively working to increase as it continues to focus on higher-margin premium brands like SVEDKA, 1792, OLO, Effen Vodka and others.

In late fiscal 2008, Constellation acquired the remaining interest in the Planet 10 joint venture, which held Effen Vodka. Effen, imported from Holland, grew at a double-digit pace in fiscal 2008, and Constellation Spirits intends to focus on increased distribution for this brand in fiscal 2009.

Growth in the company's spirits brands resulted from the hard work of many people at Constellation Spirits in fiscal 2008. Constellation Spirits will also continue to develop new products and will leverage its international breadth and scale to expand its portfolio geographically.

Fiscal 2008 was a year of change and progress for the Constellation Spirits business, something company management believes will continue and increase in fiscal 2009.



Marina Hahn
Chief Marketing Officer
SVEDKA

Marketing +

It's odorless and colorless and can be mixed in a myriad of drinks to make a martini, Bloody Mary or cosmopolitan. But this is not your grandpa's ordinary sipping vodka. It is a Swedish import that comes complete with a 6-foot "fembot" named SVEDKA_grl. She is edgy, racy, futuristic, and she's running for president of the United States. "It was time to put some fun into the vodka category," says Marina Hahn, SVEDKA's chief marketing officer and the mastermind behind SVEDKA's attention-grabbing branding efforts. "I did not want to let SVEDKA become just another vodka product on the market. I wanted to turn it into a trendsetting lifestyle brand for a new cocktail generation," she says. SVEDKA, "Voted #1 Vodka of 2033," is one of the fastest-growing premium spirits in the industry and has experienced double-digit growth prior to and since early 2007, when Constellation Brands acquired Spirits Marque One, the producer of SVEDKA.

Through cutting-edge marketing and branding tactics, Marina and her Manhattan-based creative team have created an edgy and amusing persona for the premium vodka, tagged as the "future of adult entertainment." The tactics include tongue-in-cheek advertising campaigns starring the alluring fembot, the use of new media, including interactive website campaigns and blogging, and sponsorship of proprietary events at trendy nightclubs that are attended by Hollywood A-list celebrities. With all this, the brand keeps breaking the mold for traditional category advertising and marketing. "It's all about big ideas and innovation, yet not taking ourselves too seriously," Marina says. "We've captured a unique category positioning by owning the future of the cocktail culture while our rivals focus on the past. SVEDKA_grl is smart, sexy, witty and confident, and this comes across in all branding activities. We stay focused on the current pop culture scene and position the brand at the forefront of activities that appeal to our core target consumer - upwardly mobile and trendsetting young adults. One example is our poke at politics and our 'presidential' campaign to 'Put a fembot in the White House.' We're not afraid to take marketing risks, and that's the challenge and fun of it." SVEDKA_grl has lots to say in terms of social commentary. Her quips include: "Make Cocktails Not War," "Support Socialized Plastic Surgery," and "Help End Global Warming: Add More Ice."

Marina joined Spirits Marque One in 2002 when it was a start-up after 10 years as an advertising executive, running marketing at Sony and advertising at Pepsi-Cola Co. At Pepsi, she developed advertising and marketing programs for the company's Super Bowl campaigns and worked alongside Alan Pottasch, the patriarch of the iconic "Pepsi Generation" branding campaign. "He taught me the importance of succinct storytelling under an intense spotlight like the Super Bowl," Marina says. "He also taught me that I should be fearless in my work and merge creativity with business rationale. These lessons still guide me. I am also challenging accepted - and expected - marketing practices. The leadership at Constellation Brands embraces entrepreneurial thinking and big ideas, and it's great to now be part of a strong global organization while still having the opportunity to bring a boutique approach to SVEDKA marketing."


relax responsibly
12 LONGNECKS
Corona
Corona Extra

Bill Hackett
President
Crown Impor



Experience + Inspiration

For Bill Hackett, tending bar and making breakfast burritos at customer events is a standard part of business. Bill, who serves as president of Crown Imports – the joint venture between Constellation Brands and Grupo Modelo – is known for rolling up his sleeves and making sure customers know that the buck stops with him. "It's important for any business leader to lead by example," he says. "Often, customers will meet me on sales calls with a local field marketing manager. We'll talk about issues and work together to answer questions and suggest opportunities. We're in a very competitive industry, and I want our customers to know that we're all in this together."

Bill speaks from experience. A native of Milwaukee, Wisconsin, Bill put himself through college tending bar. After graduation in the mid-1970s, he began his career in sales for the Pabst Brewing Company. He extended his career in the beer business when he joined Barton Beers, Ltd., as national sales manager in 1984. Over the next several years, Bill was given additional responsibilities and, in 1993, was promoted to president of Barton Beers. In 2006, he was named president of Crown Imports LLC, which was formed that same year to market and sell throughout the United States seven imported beers, including Corona Extra, the top-selling imported beer; Corona Light, the number one imported light beer; Modelo Especial, the number three imported beer; Negra Modelo, the top-selling imported dark beer; Pacifico, the number six imported Mexican beer; Tsingtao, the number one imported beer from China; and St. Pauli Girl, the number two German import.

In a competitive industry, Bill relies on his years of experience as well as inspiration from two motivation masters, sports legends UCLA basketball coach John Wooden and the late Green Bay Packers football coach Vince Lombardi. "It's important that no matter what you do, that you make the commitment to play with all the heart and soul that you have. I embraced this philosophy in my days playing hockey and as a coach, and that philosophy continues to influence my day-to-day business activities," Bill says. "Whether I'm addressing a group of new sales managers about the importance of adding value to every step of their work or talking with customers about best practices for key selling seasons, it's important to be passionate about what we do and equally embrace the challenges and opportunities that we face in order to maximize growth, professionally and personally."

With a challenging year behind Crown Imports, Bill and his team are poised for the future. "We've targeted a number of goals that also provide the road map for Crown's long-term success," says Bill. "Fiscal year 2008 was a challenging year as we fell a bit short of our targets, but we did accomplish much, including doubling our customer base and volume and expanding our national sales team and the scope of our marketing to service all 50 states. We are very pleased in the confidence that Constellation Brands and Grupo Modelo have in the joint venture to allow us to get our feet underneath us. We are focused on maximizing results for this unique joint venture. Given the organization that we've put together and the fact that our priorities are well defined, I believe we are destined for success."

Supplying the leading portfolio of imported beers to thirsty consumers throughout the U.S. is no simple task, yet Crown Imports, the joint venture that sprang to life on January 2, 2007, jointly owned by Constellation Brands and Mexico's leading brewer, Grupo Modelo S.A.B. de C.V., has proven it is up to the task.

Crown Imports built a foundation for the future in its first year Fiscal 2008 was the year for Crown Imports to build a nationwide sales, marketing and distribution platform for the future, while maintaining its focus on performance for the year at hand. As a beer company, Crown Imports now represents approximately 35 percent of the import beer market in the U.S., and much of 2008 was spent integrating East Coast Grupo Modelo business and executing a smooth transition.

Given the magnitude of the change, and the need to add approximately 150 people to the organization to form a national sales team, the transition from two importers and marketers to one – Crown Imports – went smoothly.

In addition to creating a top-notch sales force, Crown Imports needed to develop a national marketing platform, as well as regional programs to promote its leading brands that include Corona Extra, Corona Light, Modelo Especial, Pacifico, Negra Modelo, St. Pauli Girl and Tsingtao. The Crown Imports premium imported beers portfolio comprises the top-selling imported beer, Corona Extra, which has held that distinction since 1997; the top-selling imported light beer, Corona Light; the top-selling Chinese import, Tsingtao; St. Pauli Girl, the number two German import; and the top-selling imported dark beer, Negra Modelo, which is also now the third-largest import brand. All five Grupo Modelo brands are ranked in the top-20 imports, and Corona Extra is the number six beer overall in the U.S.

What is particularly encouraging is that all relevant data point to the fact that there is ample room to continue growing distribution, volume and share for these brands throughout the U.S. These are high-priority objectives on which Crown Imports is keenly focused. Until Crown Imports was formed, never before had Grupo Modelo's leading imported beers portfolio been marketed, sold and distributed by a single entity throughout the U.S., a factor which is expected to benefit the long-term growth of these brands going forward.

The advantages to a consolidated approach for marketing, selling and distributing imported beers in a competitive marketplace such as the U.S. cannot be overstated. In addition to having the leading market share in the import category in the U.S., the Crown Imports business generated $2.4 billion in net sales and more than $500 million of operating income in fiscal 2008. Maintaining and expanding upon that leadership position requires dedication, focus, creativity, resources and the experience Crown Imports people bring to the organization. This team has already taken several steps to better position the portfolio for future growth.

All five Grupo Modelo brands imported to the U.S. by Crown Imports are in the top-20 ranking for imported beers. Corona Extra is the number one imported beer, and Corona Light is the top-selling imported light beer. Tsingtao is the best-selling Chinese brew in the U.S., and St. Pauli Girl is the number two German import.


TSINGTAO
Corona Extra
Modelo
ST PAULI GIRL
Corona Light


$1.00 SAVINGS!
18 oz. products and
Enter to WIN!
a Trip to China to
Chef Martin Yan's
Let it be served.
Corona
Light
Corona
Extra

Building on efforts from fiscal 2008, Crown Imports is better positioned with retailers and has the added benefits of new television advertising, promotional materials and a multiyear sponsorship tie-in with popular country singer Kenny Chesney in support of his annual U.S. tour that began in April 2008. Additionally, Crown Imports has expanded its aggressive promotional and marketing support for key selling periods, such as Cinco de Mayo, summer and the holiday season.

Exciting marketing and promotional activities, including Corona's sponsorship of Kenny Chesney's Poets and Pirates U.S. concert tour that kicked off in April 2008, keep the Crown Imports portfolio top-of-mind with consumers.

Pacifico and Modelo Especial launched new online and print advertising campaigns, respectively, and Corona Extra rolled out its new 12-ounce aluminum can packaging in the U.S. A pair of 96-foot-tall electronic billboards promoted Corona Extra and Corona Light 24-hours-a-day in New York City's Times Square throughout calendar 2007, and Corona Light sponsored professional beach volleyball and other outdoor competitive sports.

New promotions for Tsingtao and St. Pauli Girl are also being activated for key selling periods throughout calendar 2008. Tsingtao promotions included a tie-in with celebrity chef Martin Yan to kick off the Chinese New Year, and St. Pauli Girl selected Irina Voronina to represent the brand in 2008. One of her first duties was to ring the closing bell at the New York Stock Exchange to launch the St. Pauli Girl publicity tour.

All of these marketing efforts reflect the personality and positioning of Crown Imports brands to their core consumer audiences, increasing brand awareness and, ultimately, promoting incremental sales.

Looking back at fiscal 2008 from a performance standpoint, volumes for the Grupo Modelo portfolio were affected by price increases implemented at the end of calendar year 2006 and at the beginning of calendar 2007. Additionally, the second half of fiscal 2008 was affected by strong year-over-year volume comparisons, which Crown had to "lap." This came about as a result of efforts to properly prepare for the transition from two importers to one in late calendar 2006 and early calendar 2007. By the end of fiscal 2008, Crown had started lapping the earlier price increases and is expected to complete this cycle in the first quarter of fiscal 2009.

In many markets where the price increase has been in effect for a year, solid growth trends began to re-emerge, which mirrors historical patterns. This excludes certain markets being particularly hard-hit by the general economic downturn. These states, which have large populations that enjoy Grupo Modelo products, have been significantly impacted by a downturn in construction and overall economic uncertainty. Yet even in these geographies, Crown Imports has seen encouraging consumer activity. On the other hand, markets such as Texas, Illinois and New York, which also have large numbers of loyal Grupo Modelo brand consumers, have experienced volume growth in fiscal 2008.

For Crown Imports, fiscal 2008 was a year of cultivating its nationwide structure, programs and relationships with distributors and retailers for future growth. As a result of these combined efforts, Crown Imports looks to continue to gain traction and momentum in fiscal 2009.



Enthusiasm + Legacy

As a fifth-generation descendant of Thomas Hardy, who was one of the founders of the Australian wine industry, Bill Hardy relishes his role in preserving the values and ideals of the family's 155-year winemaking heritage. It all began with Bill's great-great-grandfather who founded Thomas Hardy & Sons Pty Ltd. in 1853. Although perpetuating such a legacy could be overwhelming to some, Bill has enthusiasm and commitment to the business and the wine industry and is focused on developing unique regional wines and mentoring the next generation's involvement in the business.

"I never tire of trying a new wine or travelling to new places to meet new people," says Bill, who serves as Hardy's corporate oenologist and global brand ambassador. "I love conveying knowledge to people about how grapes are made into wine. But what excites me the most is carrying on traditions that started more than a century ago, telling the stories and then passing them on to the next generation. Now, as the company has grown, the next generation is presented with new, non-traditional roles in sales and marketing, corporate communications and information technology. No longer are opportunities focused solely on growing the grapes and making the wine."

The Hardy family legacy also includes the importance of taking care of the land from which their products originate. "We have always been at the forefront of introducing new concepts and technologies to preserve and protect the land, and in particular, we have developed and implemented energy-saving programs for the last 30 years at our wineries. This is a core commitment for being a responsible business," Bill says.

Bill began making his unique mark on the family business by learning the technical intricacies of wine production and leading numerous vintages at Hardy's wineries. After earning a degree at the University of Adelaide and serving as a winemaker trainee in 1972 at the company's Tintara Cellars in McLaren Vale, Bill earned the prestigious Diplome National d'Oenologue at the Université de Bordeaux in the heart of the revered French wine country. While at Bordeaux, he was a student of one of the masters in the industry, Émile Peynaud, the "father of modern oenology," who is credited with modernizing winemaking in the latter half of the 20th century. After graduating, Bill returned to Australia to become winemaker at Tintara and then senior winemaker at Houghton Wines after Hardy's acquisition of that winery. In the 1980s, Bill served in a number of roles at Waikerie, Padthaway and Reynella, all focusing on making classic Australian wines. In 1990, Hardy's expanded its holdings in France through the acquisition of Domaine de la Baume in the Languedoc-Roussillon area. A natural choice for the job, Bill and his family relocated to France to run the business. "One of my greatest successes was learning the business end of running a French winery with the country's unique laws and regulations while making successful vintages," Bill says. "Within three years, the business was profitable and the wines began winning medals."

In his role today, Bill travels the world, talking to customers, the media, employees and the general public about the technical beauty of wine. "Since BRL Hardy became part of Constellation Brands in 2003, we have a lot more clout and a bigger voice on the world stage. There is a great amount of respect in the industry for being part of the world's largest wine company, and our association has given Hardy's larger frontiers to explore," Bill says. "On the global stage, I continue to look forward to promoting the Hardy brand and Constellation Wines Australia's regional winemaking philosophy on a personalized, family level." Bill Hardy continues to pioneer winemaking and wine knowledge in the best tradition of the Hardy name.


HOUGHTON



Bill Hardy
Corporate Oenologist
Constellation Wines Australia



Since we last wrote about Constellation's Corporate Social Responsibility (CSR) efforts in the company's fiscal 2007 annual report – the first ever printed on recycled paper – the company formalized CSR as an ongoing strategic initiative tied to its culture and values. In doing so, Constellation has now defined three areas in which all of its CSR focus will take place: philanthropy, social responsibility and sustainable business practices.

From these three focus areas flow specific categories of emphasis, including our environmental impact, corporate giving, marketing and advertising codes, community involvement and much more.

To move this effort forward, in May 2007, a group of Constellation Brands employees from the corporate communications, external affairs, supply chain/operations, environmental and legal groups drafted a CSR charter, formulated a CSR philosophy and organized a CSR steering committee. Recognizing CSR's importance, Rob Sands, Constellation's president and chief executive officer, embraced the opportunity to champion this effort by becoming the face and voice of CSR for the company.

Then, in January 2008, Constellation's board of directors endorsed the company's CSR initiative. As a result, the first significant goal was established as a global data gathering effort to identify existing operating company philanthropic, social responsibility and sustainable business practice activities.

Near the end of fiscal 2008, this initiative kicked off, and during the first quarter of fiscal 2009, data was collected and organized for a report highlighting efforts around the world. The gathering of such data will enable the steering committee to evaluate current activities and make recommendations to Constellation's management and board of directors about the future direction for CSR in specific geographies and key areas of emphasis.

In addition to the formalization of Constellation's CSR initiative in fiscal 2008, there were other significant related achievements. On a global stage, Constellation Europe and Australia wine brand Banrock Station became the primary corporate sponsors for a conference in Barcelona, Spain, about the impact of climate change on the global wine industry. The conference took place in February 2008, and Tony Sharley, manager of Banrock Station's world-renowned wetlands, joined experts including Nobel laureate Al Gore as a program presenter at this high-profile, important gathering. Sharley provided an overview of the development of the Banrock Station wetlands and the positive impact it has had on the region's ecosystem. He also communicated how this effort led the Banrock Station brand to become the source of funding for many environmental projects around the world, with more than $5 million provided to date.

Another significant development relating to our potential for gathering wine production carbon footprint data took place in late 2007 when wine trade organizations in the United States, Australia, New Zealand and South Africa, in collaboration with the 57-year-old, Paris-based FIVS wine and spirits organization unveiled a carbon footprint protocol tool



The wetlands at Banrock Station in central Australia, along the River Murray, have become symbolic of a business operated in harmony with a restored and flourishing natural setting. Banrock Station has become an internationally known and highly regarded environmental conservation initiative.

for evaluation. The protocol should enable wine producers to capture accurate, relevant and standardized data regarding their environmental carbon footprint. Constellation Brands wine production and operations managers around the world are evaluating this protocol for potential adoption and ongoing use. Globally, there are numerous methods that have been developed recently in an attempt to identify the carbon footprint resulting from a given industry or organization. The tool Constellation is evaluating should provide data that would be meaningful to all interested stakeholders.

Constellation acknowledges its environmental stewardship role wherever it has a significant operational footprint around the world and looks for ways to improve the environment while also minimizing the organization's collective impact. Some of the company's more prominent environmental initiatives for fiscal 2008 included a first-of-its-type agreement with a company in Canada to convert Inniskillin's organic winery waste into clean electric energy for residential homes in Ontario Province. The success of this initiative could result in an expansion to include additional Vincor Canada wineries.

At Berri Estates Winery, Australia's largest, and at Turner Road Winery in Lodi, California, significant investments were made in advanced technology wastewater treatment systems to reduce overall water usage while concurrently improving the quality of the water flowing from these facilities. Both of these wineries are important to Constellation and are located in geographies where water resources are vital to the economic and social fabric of the regions.

Knowing that everything the company does potentially impacts the environment, designers of its new distribution center in the U.K. have incorporated a vast array of impact mitigation features to make the facility's environmental footprint as minute as possible. Additionally, future bottling operations at the site are expected to help reduce the carbon footprint for large quantities of wine imported to the region from other regions of the world, such as Australia, New Zealand, the United States and South Africa.

Additionally, imported beers produced by joint venture partner Grupo Modelo are transported from their breweries in Mexico by rail, minimizing the environmental impact because this form of transport in North America results in one-third of the fossil fuel use and emissions trucks produce transporting comparable volumes.

Looking at Banrock Station-led environmental initiatives around the world, in fiscal 2008 activities took place in a total of no less than 15 countries on five continents. In Canada, projects took place in four provinces; in the U.S., there were projects in 17 states and the District of Columbia; and in both Australia and New Zealand, there were numerous projects spanning the two nations. It is believed that these activities prompted consumers around the world to identify Banrock Station as one of the top-15 wines in terms of consumer brand awareness through independent research conducted in 2007.

Cultivating a sense of community and social responsibility Wherever Constellation has a significant presence, it is the company's goal to be part of the community and contribute in ways that enrich the lives of people residing in those locales. Each year, Constellation Brands, its operating companies and its employees contribute time, money and other resources to support a variety of community programs that broadly fall into the categories of the arts, education, health and community.

It is important for Constellation to demonstrate leadership as a good corporate citizen, whether that manifests itself in the form of supporting cancer or AIDS research, ensuring a local symphony orchestra has an opportunity to share its music, supportiong children with special learning needs or sponsoring community events. The company's values, dating to its founding in 1945, have always placed an emphasis on the needs of people.

Through giving programs at Constellation Brands and from operating companies around the world, the company strives to make a positive difference. This will continue to be its goal, just as one of the goals will always be to promote, encourage and foster responsible consumption of its products.

Atlantic salmon reintroduction efforts to North America's Lake Ontario showed encouraging signs during 2007, when fish approximately 12 inches in length were found in the lake and surrounding tributaries. Banrock Station promoted the effort to Canadian consumers with on-pack communications about the reintroduction effort and the contribution toward the effort resulting from purchases of the brand. This five-year initiative began in 2006.

Social responsibility is important for people who enjoy consuming beverage alcohol. The vast majority of people who consume alcohol do so responsibly, yet there is a small percentage who do not. Working with the nearly 100 trade organizations around the world in which Constellation is a member, the company collectively focuses its efforts on reducing inappropriate consumption of beverage alcohol and its corresponding impact on society.

Constellation Brands is a member of the Global Alcohol Producers Group (GAP Group), an informal coalition of 16 leading international beverage alcohol companies that are engaged in discussions with the World Health Organization (WHO) and other key stakeholders as they examine the potential ways to effectively address responsible consumption of alcohol around the world. At Constellation Brands, the view is that each nation has the right and obligation to determine the best approach to address any effects from beverage alcohol consumption. The company respects the cultural, geographic, social, legal and political diversity among the 192 member nations represented at the WHO, and it is Constellation's desire to work with peer companies, the WHO and its members to develop local and regional solutions that work.



A partnership between Vincor Canada's Inniskillin Wines and StormFisher Biogas will lead to the conversion of grape pomace, which comprise grape skin and seeds, into clean, renewable electricity. Inniskillin will supply about 1,000 to 2,000 tonnes of by-products annually that were previously destined for a landfill and will be converted into fuel. As a result, the methane gas that is produced by the decomposition of grape pomace will now be captured and used to generate power for homes in the Niagara region.

In addition to participating in the GAP Group, Constellation supports programs such as DrinkAware in Australia, The Century Council in the U.S. and similar responsible drinking awareness and education programs in the U.K., Canada and other significant Constellation Brands markets.

In addition to applying responsible drinking messages to all brand and corporate advertising, publicly distributed printed materials, promotional programs, internet websites and other communications media, Constellation president and CEO Rob Sands personally appeared in a holiday season public service announcement (PSA) airing for approximately two months in the corporate headquarters region surrounding Rochester in western New York State. The PSA, which has become a company tradition, urged people to drink responsibly. This is only one example of the company's pro-active work in the area of social responsibility. Others include maintaining and updating as necessary the company's voluntary advertising and marketing codes.

The Constellation difference Constellation Brands has a long and proud legacy of being a good corporate citizen and improving the world it shares with billions of people. By international standards, many companies are larger than Constellation based upon number of employees, net sales, number of facilities and other measures. Nevertheless, the company believes everyone has a role to play when it comes to CSR and doing the right thing for the environment and people. Its values and vision have composed the foundation of its beliefs for 63 years, and they are the bonds that continue to strengthen Constellation's CSR efforts now and for the future.


HELP US
help the
EARTH
SUPPORTING
global conservation
GOOD EARTH
BANROCK
STATION
FINE WINE

For the Years Ended February 28 or 29 *(in millions, except per share data)*	2008	2007	2006	2005	2004
Income Statement Reported Results					
Sales	$4,885.1	$6,401.8	$5,707.0	$5,139.8	$4,469.3
Net sales	3,773.0	5,216.4	4,603.5	4,087.6	3,552.4
Operating income (loss)	(356.7)	699.0	666.1	567.9	487.4
Equity in earnings of equity method investees	257.9	49.9	0.8	1.8	0.5
Net income (loss)	(613.3)	331.9	325.3	276.5	220.4
Diluted earnings per share (loss)	(2.83)	1.38	1.36	1.19	1.03
Income Statement Comparable Results					
Net sales	$3,773.0	$5,216.4	$4,603.5	$4,087.6	$3,543.2
Operating income	544.9	842.6	760.0	626.7	558.9
Equity in earnings of equity method investees	273.9	52.7	10.5	1.8	0.5
Net income	321.0	403.3	379.8	314.1	266.5
Diluted earnings per share	1.44	1.68	1.59	1.35	1.25
Cash Flow Data					
Net cash provided by operating activities	$ 519.8	$ 313.2	$ 436.0	$ 320.7	$ 340.3
Purchases of property, plant, and equipment	(143.8)	(192.0)	(132.5)	(119.7)	(105.1)
Free cash flow	376.0	121.2	303.5	201.0	235.2

Comparable financial results are provided because the company believes this information provides investors better insight on underlying business trends and results in order to evaluate year-over-year financial performance. Management uses this information in evaluating the results of continuing operations of the company and internal goal setting.

The comparable financial results reflect the exclusion of the following items: strategic business realignment activities including restructuring and related charges, acquisition-related integration costs, loss on the sale of the Almaden and Inglenook wine brands and certain other assets, loss on disposal in connection with the contribution of the U.K. wholesale business, loss on the sale of the branded bottled water business, facility rationalization costs, accelerated depreciation and write-down of inventory; the flow through of adverse grape cost associated with the Robert Mondavi acquisition; the flow through of inventory step-up associated with acquisitions and investments in equity method investees; impairment of goodwill, intangible assets and an equity method investment; loss on write-off of certain property, plant and equipment; financing costs associated with the repayment of prior credit agreements and redemption of senior notes; due diligence costs associated with a potential acquisition offer; net gain on sale of non-strategic assets; gain on transaction termination fee; relief from certain excise taxes, duty and other costs incurred in prior years; foreign currency losses on foreign denominated intercompany loan balances associated with the Vincor acquisition; gains on changes in fair value of derivative instruments associated with financing certain acquisitions; imputed interest charge associated with the Hardy acquisition; valuation allowance against net operating loss carryforwards in Australia; tax benefit related to prior period stock option exercises; and income tax adjustment in connection with the reversal of income tax accruals related to the completion of various income tax examinations.

The impact of excluding these items from the comparable financial results for: net sales totaled ($9.2) for 2004; operating income totaled $901.6 for 2008, $143.6 for 2007, $93.9 for 2006, $58.8 for 2005, and $71.5 for 2004; equity in earnings of equity method investees totaled $16.0 for 2008, $2.8 for 2007 and $9.8 for 2006; net income totaled $934.3 for 2008, $71.4 for 2007, $54.5 for 2006, $37.6 for 2005, and $46.1 for 2004; diluted earnings per share totaled $4.27 for 2008, $0.30 for 2007, $0.23 for 2006, $0.16 for 2005, and $0.22 for 2004. Net income and earnings per share amounts on a comparable basis are net of income taxes at a rate of 32.7% for 2008, 35.6% for 2007, 34.6% for 2006, and 36% for 2005 and 2004.

"Free cash flow," as defined in the reconciliation above, is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

Wines

Australia

New Zealand	Australia	Europe	Canada	United States	Wines
				★	Alice White
	★				Amberley
★	★	★	★	★	Banrock Station
★	★	★	★	★	Barossa Valley Estate
	★	★			Bay of Fires
	★	★			Berri Estates
	★	★			Brookland Valley
	★				Buronga Ridge
	★	★	★		Chateau Reynella
	★				Emu Wine Company
	★		★		Goundrey
★	★	★	★	★	Hardys
★	★	★	★		Houghton
	★				Lauriston
★	★	★	★	★	Leasingham
	★				Melbourne Lounge
	★				Moondah Brook
	★				Renmano
★	★				Starvedog Lane
	★	★		★	Stonehaven
	★	★	★	★	Tintara
★	★	★			Yarra Burn

Canada

New Zealand	Australia	Europe	Canada	United States	Wines
			★		Alpenweiss
			★		Antoine Bonet
			★		Blackhorn
			★		Bonne Vigne
			★		Brights House
			★		Caballero
			★		Capistro
			★		Cartier
			★		Cuvee Imperiale
			★		Dalbray
			★		DG
			★		Du Marchand
			★		Dumont
			★		Entre-Lacs
			★		Gala
			★		Henri Charles Noiret
★	★	★	★	★	Inniskillin (VQA)
			★		Jackson-Triggs Estate Winery (VQA)
			★		Jouvenceau
			★		LaVinee
			★		Laloux
			★		L'Ambiance
			★		Le Villageois
			★		Le Clos Jordanne (JV) (VQA)
			★		Legrand
			★		L'Oiseau Bleu
			★		Maria Christina
			★		Mini Vin
			★		Naked Grape
			★		Nk'Mip Cellars (JV) (VQA)
			★		Nobella
			★		Notre Vin Maison
			★		Okanagan Vineyards (VQA)
			★		Osoyoos Larose (JV) (VQA)
			★		Plasir D'Amour
			★		Santa Isabela
			★		Santa Reina
			★		Sawmill Creek
			★		See Ya Later Ranch (VQA)
			★		Silverleaf
			★		Sola-Nero
			★		Sumac Ridge Estate Winery (VQA)
			★		Toscano
			★		Veritas Caleta
			★		Vittori
			★		VQC

Europe

New Zealand	Australia	Europe	Canada	United States	Wines
				★	Baron Philippe de Rothschild (Agent)
		★	★		Mezzomondo
		★			Miavini
				★	Mouton Cadet (Agent)
				★	Red Guitar
★				★	Ruffino (JV)
		★			Stowells
		★	★		Da Luca

South Africa

New Zealand	Australia	Europe	Canada	United States	Wines
		★	★		Fish Hoek
		★	★	★	Flagstone
		★	★		Kumala
		★			Ses'fikile (JV)

New Zealand

New Zealand	Australia	Europe	Canada	United States	Wines
★					Bach 22
★					Castle Cliffs
★	★	★	★	★	Drylands
★					Fall Harvest
★		★			Fernleaf
★	★	★	★	★	Kim Crawford
★	★			★	Monkey Bay
★	★	★	★	★	Nobilo
★					Rose Tree Cottage
★	★	★	★	★	Selaks
		★			Short Mile Bay
★					Station Road
★		★			The Jibe
		★			White Bluffs
★		★			White Cloud

United States

New Zealand	Australia	Europe	Canada	United States	Wines
				★	3 Blind Moose
			★	★	Arbor Mist
				★	Arbor Valley
				★	Atlas Peak
			★	★	Black Box
		★	★	★	Blackstone
			★	★	Buena Vista
		★	★	★	Clos Du Bois
				★	Columbia Winery
				★	Covey Run
		★			Echo Falls
		★	★	★	Estancia
				★	Franciscan
			★	★	Gary Farrell
			★	★	Geyser Peak
				★	Hayman & Hill
				★	Heritage
			★	★	Hogue Cellars
				★	LaTerre
		★	★	★	Manischewitz
				★	Mount Veeder Winery
		★		★	Nathanson Creek
		★	★	★	Papio
				★	Paso Creek
		★		★	Paul Masson
		★	★	★	Ravenswood
				★	Rex Goliath
		★	★	★	RH Phillips
		★	★	★	Robert Mondavi Private Selection
		★	★	★	Robert Mondavi Winery
				★	Salmon Harbor
		★	★	★	Simi Winery
				★	Solaire By Robert Mondavi
		★		★	Ste. Chapelle
		★	★	★	Talus Collection
				★	Taylor California Cellars
				★	Taylor New York
				★	Toasted Head
		★	★	★	Twin Fin
		★	★	★	Vendange
				★	Vintage Ink
				★	Widmer
				★	Wild Horse
		★	★	★	Woodbridge by Robert Mondavi
				★	XYZin

South America

New Zealand	Australia	Europe	Canada	United States	Wines
				★	Diseño
				★	Escudo Rojo (Agent)
			★	★	Marcus James
		★			Veramonte (Agent)

Sparkling Wines

New Zealand	Australia	Europe	Canada	United States	Wines
	★	★			Bay of Fires
★	★	★	★		Banrock Station
★	★	★		★	Barossa Valley Estates
	★	★			Berri Estates
			★	★	Cook's
			★		Cresta Blanca
				★	Great Western
★	★	★	★	★	Hardys
	★				Houghton
			★		Jackson-Triggs Estate Winery
				★	J. Roget
★	★				Leasingham
			★		Le Foret Noire
			★	★	Mondoro
★					Nobilo
	★		★		Omni
			★		President
			★		See Ya Later Ranch (VQA)
★		★			Selaks
			★		Spumante Bambino
	★				Starvedog Lane
★					Station Road Cuvee
			★		Sumac Ridge Estate Winery
★		★			White Cloud
	★	★			Yarra Burn

Dessert Wines/ Other Specialties

New Zealand	Australia	Europe	Canada	United States	Wines
			★		74
	★				Amberley
			★		Aperossimo
		★			Armadillo
		★			Babycham
			★		Bellini
			★		Branvin
			★		Brights
		★			Cherry B
		★			Choc Amoré
				★	Cisco
		★			Concorde
		★			Country Manor
			★	★	Cribari
			★		Hermit
			★		Imperial
		★	★	★	Inniskillin Icewine (VQA)
				★	Italian Swiss Colony
			★	★	Jackson-Triggs Icewine (VQA)
		★			K Ice
	★				Lauriston
			★		London
		★			Old England
				★	Paul Masson
		★			Pink Lady
			★		Private Stock
		★			QC
★	★				Renmano
			★	★	Richard's Wild Irish Rose
		★			Rougemont Castle
		★			Rubis
		★			Sanatogen
		★			Scotsmac
		★			Snowball
			★		St. Georges
		★			Stone's Ginger Wine
			★	★	Taylor
			★		Tribute
		★			Tudor Rose
		★			VP
		★			Whiteway's

Products listed in this portfolio are current as of May 1, 2008

★ Available in these markets
(VQA) Vintners Quality Alliance
(JV) Joint Venture
(Agent) Agent relationship

New Zealand	Australia	Europe	Canada	United States	Beer
				★	Corona Extra
				★	Corona Light
				★	Modelo Especial
				★	Negra Modelo
				★	Pacifico
				★	St. Pauli Girl Lager
				★	St. Pauli Girl Special Dark
				★	St. Pauli Non-alcoholic
				★	Tsingtao Lager
				★	Tsingtao Pure Draft

New Zealand	Australia	Europe	Canada	United States	Cider
		★			Addlestones
		★			Blackthorn
		★			Cidermaster
		★			Diamond White
	★	★	★		Gaymers Original Cider
		★			Gaymers Pear
			★		Growers Dry Cider
		★			Ice Dragon
		★			K Cider
		★			Natch
		★			Olde English
		★			Old Somerset
		★			Red C
		★			Special Vat
		★			Taunton Traditional
		★			White Star

New Zealand	Australia	Europe	Canada	United States	Spirits
					Premium Spirits
				★	99 Schnapps
				★	Black Velvet Reserve Canadian Whisky
				★	Caravella Liqueur
			★		Danfield's Private Reserve Canadian Whisky
				★	di Amore Cordials
	★	★	★	★	Effen Vodka
				★	Meukow Cognac
				★	Monte Alban Mezcal
				★	Old Pulteney Single Malt Scotch
				★	OLO Rum
				★	Paul Masson VSOP Grande Amber Brandy
				★	Ridgemont Reserve 1792 Bourbon
				★	Speyburn Single Malt Scotch
				★	SVEDKA Vodka
				★	Wide Eye Schnapps

New Zealand	Australia	Europe	Canada	United States	Spirits
					Whiskey Blends
				★	Barton
				★	Fleischmann's Preferred
				★	Imperial
				★	Old Thompson
				★	Royal Club
				★	Schenley Reserve
					Bourbon
				★	Kentucky Tavern
				★	Ten High
				★	Tom Moore
				★	Very Old Barton
					Brandy
				★	Barton
				★	Fleischmann's CSR
				★	Hartley
				★	Jacques Bonet
				★	Mr. Boston
			★	★	Paul Masson Grande Amber
					Canadian Whisky
				★	Barton
		★	★	★	Black Velvet
				★	Canadian Host
				★	Canadian LTD
				★	Canadian Supreme
				★	Corby's
			★		Golden Wedding
				★	MacNaughton
				★	McMaster's
			★	★	Northern Light
			★	★	Schenley OFC
					Cocktails
				★	Chi-Chi's
				★	Mr. Boston
					Cordial / Other
				★	Amaretto de Sabroso
				★	Barton Triple Sec
				★	Montezuma Triple Sec
				★	Mr. Boston
				★	Sabroso Coffee Liqueur
					Gin
				★	Barton
				★	Crystal Palace
				★	Czarina
				★	Fleischmann's
				★	Glenmore
				★	Mr. Boston
				★	Schenley London Dry
				★	Skol

New Zealand	Australia	Europe	Canada	United States	Spirits
					Rum
				★	Barton
				★	Calypso
				★	Fleischmann's
				★	Mr. Boston
				★	Skol
					Schnapps
				★	Barton
				★	Mr. Boston
					Scotch
				★	Highland Mist
				★	House of Stuart
				★	Inver House
				★	Lauder's
					Tequila / Mezcal
				★	Capitan
				★	El Toro
				★	Montezuma
					Vodka
				★	Barton
				★	Wave Vodkas
				★	Crystal Palace
				★	Czarina
				★	Fleishmann's
				★	Glenmore
				★	Mr. Boston
				★	Schenley Superior
			★		Silver Wedding
				★	Skol
					Matthew Clark
		★			The #1 independent drinks wholesaler in the U.K.

New Zealand	Australia	Europe	Canada	United States	Refreshments
			★		Hydra
			★		Vex

Constellation


CLOS DU BOIS
CHARDONNAY
SVEDKA
IMPORTED SWEDISH
VODKA
WOODBRIDGE
MERLOT
BANROCK
STATION
Corona
Extra

Table of Contents

Selected Financial Data

(in millions, except per share data)	For the Years Ended February 29, 2008	February 28, 2007	February 28, 2006	February 28, 2005	February 29, 2004
Sales	**$ 4,885.1**	$ 6,401.8	$ 5,707.0	$ 5,139.8	$ 4,469.3
Less – excise taxes	**(1,112.1)**	(1,185.4)	(1,103.5)	(1,052.2)	(916.9)
Net sales	**3,773.0**	5,216.4	4,603.5	4,087.6	3,552.4
Cost of product sold	**(2,491.5)**	(3,692.5)	(3,278.9)	(2,947.0)	(2,576.6)
Gross profit	**1,281.5**	1,523.9	1,324.6	1,140.6	975.8
Selling, general and administrative expenses	**(807.3)**	(768.8)	(612.4)	(555.7)	(457.3)
Impairment of goodwill and intangible assets[1]	**(812.2)**	–	–	–	–
Acquisition-related integration costs[2]	**(11.8)**	(23.6)	(16.8)	(9.4)	–
Restructuring and related charges[3]	**(6.9)**	(32.5)	(29.3)	(7.6)	(31.1)
Operating (loss) income	**(356.7)**	699.0	666.1	567.9	487.4
Equity in earnings of equity method investees	**257.9**	49.9	0.8	1.8	0.5
Interest expense, net	**(341.8)**	(268.7)	(189.6)	(137.7)	(144.7)
Gain on change in fair value of derivative instruments	**–**	55.1	–	–	1.2
(Loss) income before income taxes	**(440.6)**	535.3	477.3	432.0	344.4
Provision for income taxes	**(172.7)**	(203.4)	(152.0)	(155.5)	(124.0)
Net (loss) income	**(613.3)**	331.9	325.3	276.5	220.4
Dividends on preferred stock	**–**	(4.9)	(9.8)	(9.8)	(5.7)
(Loss) income available to common stockholders	**$ (613.3)**	$ 327.0	$ 315.5	$ 266.7	$ 214.7
(Loss) earnings per common share:					
Basic – Class A Common Stock	**$ (2.83)**	$ 1.44	$ 1.44	$ 1.25	$ 1.08
Basic – Class B Common Stock	**$ (2.57)**	$ 1.31	$ 1.31	$ 1.14	$ 0.98
Diluted – Class A Common Stock	**$ (2.83)**	$ 1.38	$ 1.36	$ 1.19	$ 1.03
Diluted – Class B Common Stock	**$ (2.57)**	$ 1.27	$ 1.25	$ 1.09	$ 0.95
Total assets	**$10,052.8**	$ 9,438.2	$ 7,400.6	$ 7,804.2	$ 5,558.7
Long-term debt, including current maturities	**$ 4,878.0**	$ 4,032.2	$ 2,729.9	$ 3,272.8	$ 2,046.1

(1) For a detailed discussion of impairment of goodwill and intangible assets for the year ended February 29, 2008, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report under the caption "Fiscal 2008 Compared to Fiscal 2007 – Impairment of Goodwill and Intangible Assets."

(2) For a detailed discussion of acquisition-related integration costs for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report under the caption "Fiscal 2008 Compared to Fiscal 2007 – Acquisition-Related Integration Costs" and "Fiscal 2007 Compared to Fiscal 2006 – Acquisition-Related Integration Costs," respectively.

(3) For a detailed discussion of restructuring and related charges for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report under the captions "Fiscal 2008 Compared to Fiscal 2007 – Restructuring and Related Charges" and "Fiscal 2007 Compared to Fiscal 2006 – Restructuring and Related Charges," respectively.

For the years ended February 29, 2008, and February 28, 2007, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report and the Consolidated Financial Statements and notes thereto.

Overview

The Company is a leading international producer and marketer of beverage alcohol brands with a broad portfolio across the wine, spirits and imported beer categories. The Company continues to supply imported beer in the United States ("U.S.") through its investment in Crown Imports (as defined in "Equity Method Investments in Fiscal 2008 and Fiscal 2007" on page 38). The Company has the largest wine business in the world and is the largest multi-category (wine, spirits and imported beer) supplier of beverage alcohol in the U.S.; a leading producer and exporter of wine from Australia and New Zealand; the largest producer and marketer of wine in Canada; and both a major supplier of beverage alcohol and, through its investment in Matthew Clark (see "Equity Method Investments in Fiscal 2008 and Fiscal 2007" on page 38), a major independent drinks wholesaler in the United Kingdom ("U.K.").

Through January 1, 2007, the Company reported its operating results in three segments: Constellation Wines (branded wines, and U.K. wholesale and other), Constellation Beers and Spirits (imported beers and distilled spirits) and Corporate Operations and Other. As a result of the Company's investment in Crown Imports, the Company changed its internal management financial reporting to consist of three business divisions, Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in Crown Imports, the Company's internal management financial reporting included the Constellation Beers business division. Consequently, the Company reports its operating results in five segments: Constellation Wines (branded wine, and wholesale and other), Constellation Spirits (distilled spirits), Constellation Beers (imported beer), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global strategic sourcing. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other operating segments.

The business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting.

In addition, the Company excludes acquisition-related integration costs, restructuring and related charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The Company's business strategy is to remain focused across the beverage alcohol industry by offering a broad range of products in each of the Company's three major categories: wine, spirits and, through Crown Imports, imported beer. The Company intends to keep its portfolio positioned for top-line growth while maximizing the profitability of its brands. In addition, the Company seeks to increase its relative importance to key customers in major markets by increasing its share of their overall purchasing, which is increasingly important in a consolidating industry. The Company's strategy of breadth across categories and geographies is designed to deliver long-term profitable growth. This strategy allows the Company more investment choices, provides flexibility to address changing market conditions and creates stronger routes-to-market.

Marketing, sales and distribution of the Company's products, particularly the Constellation Wines segment's products, are managed on a geographic basis in order to fully leverage leading market positions within each core market. Market dynamics and consumer trends vary significantly across the Company's five core markets (U.S., Canada, U.K., Australia and New Zealand) within the Company's three geographic regions (North America, Europe and Australia/New Zealand). Within North America, the Company offers a wide range of beverage alcohol products across the branded wine and spirits and, through Crown Imports, imported beer categories in the U.S. and is the largest producer and marketer of branded wines in Canada. In Europe, the Company leverages its position as the largest wine supplier in the U.K. In addition, the Company leverages its investment in Matthew Clark both as a strategic route-to-market for its imported wine portfolio and as a key supplier of a full range of beverage alcohol products primarily to the on-premise business. Within Australia/New Zealand, where consumer trends favor domestic wine products, the Company leverages its position as one of the largest producers and marketers of wine in Australia and New Zealand.

The Company remains committed to its long-term financial model of growing sales (both organically and through acquisitions), expanding margins and increasing cash flow to achieve earnings per share growth and improve return on invested capital.

The environment for the Company's products is competitive in each of the Company's core markets, due, in part, to industry and retail consolidation. In particular, the U.K. and Australian markets are highly competitive, as further described below.

Competition in the U.S. beer and spirits markets is normally intense, with domestic and imported beer producers increasing brand spending in an effort to gain market share.

The U.K. wine market is primarily an import market with Australian wines comprising approximately one-quarter of all wine sales in the U.K. off-premise business. The Australian wine market is primarily a domestic market. The Company has leading share positions in the Australian wine category in both the U.K. and Australian markets.

Due to competitive conditions in the U.K. and Australia, it has been difficult for the Company in recent fiscal periods to recover certain cost increases, in particular, the duty increases in the U.K. which have been imposed annually for the past several years. In the U.K., significant consolidation at the retail level has resulted in a limited number of large retailers controlling a significant portion of the off-premise wine business. The recent surplus of Australian wine made very low cost bulk wine available to these U.K. retailers which allowed certain of these large retailers to create and build private label brands in the Australian wine category. However, the Australian bulk wine supply is now declining. In January 2008, the Company implemented a price increase in the U.K. to cover certain cost increases. In March 2008, the U.K. announced a significant increase in duty as well as the expectation for future annual increases to approximate two percentage points above the rate of inflation. The Company immediately implemented an additional price increase in an effort to offset the impact of this March 2008 duty increase. In addition, the Company also implemented a price increase in Australia during the first quarter of calendar 2008 to cover certain cost increases.

The calendar years 2004, 2005 and 2006 were years of record Australian grape harvests that contributed to a surplus of Australian bulk wine. However, the calendar 2007 Australian grape harvest was significantly lower than the calendar 2006 Australian grape harvest as a result of an ongoing drought and late spring frosts in several regions. As a result of the significant reduction in the calendar 2007 Australian grape harvest, the Company has begun to see a reduction in the current surplus and an increase in pricing for Australian bulk wine. Continuing drought conditions throughout most of calendar 2007 were expected to impact the size of the calendar 2008 Australian grape harvest as well. However, precipitation during the Company's fourth quarter has alleviated some of the drought conditions in key wine producing regions of Australia resulting in the expectation for the calendar 2008 Australian grape harvest to be higher than the calendar 2007 Australian grape harvest. The Company expects the supply to continue to move into balance with demand as a result of two consecutive years of lower than recent average Australian grape harvests; however, the highly competitive conditions in the U.K. and Australian markets are expected to persist. In the U.S., while the calendar 2007 U.S. grape harvest yielded lower levels than the calendar 2006 U.S. grape harvest, the Company expects that the overall supply should remain generally in balance with demand.

In the fourth quarter of fiscal 2008, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. As a result of this analysis, the Company concluded that the carrying amounts of goodwill assigned to the Constellation Wines segment's Australian and U.K. reporting units exceeded their implied fair values and recorded impairment losses of $599.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statement of Operations. The impairment losses were determined by comparing the carrying value of goodwill assigned to specific reporting units within the segment as of December 31, 2007, with the implied fair value of the goodwill. In determining the implied fair value of the goodwill, the Company considered estimates of future operating results and cash flows of each of the reporting units discounted using estimated discount rates. The estimates of future operating results and cash flows were principally derived from the Company's updated long-term financial forecast, which was developed as part of the Company's strategic planning cycle conducted during the Company's fourth quarter. The decline in the implied fair value of the goodwill and resulting impairment losses were primarily driven by the updated long-term financial forecasts, which showed lower estimated future operating results primarily due to changes in market conditions in Australia and the U.K. in the fourth quarter of fiscal 2008.

In addition, during the fourth quarter of fiscal 2008, the Company performed its review of indefinite lived intangible assets for impairment. The Company determined that certain intangible assets associated with the Constellation Wines segment's Australian and U.K. reporting units, primarily trademarks, were impaired primarily due to the revised lower revenue and profit forecasts associated with products incorporating these assets. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted future net cash flows. As a result of this review, the Company recorded additional impairment losses of $204.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statement of Operations. Lastly, in connection with the Company's Fiscal 2008 Plan (as defined on page 40 in Restructuring and Related Charges), the Company recorded asset impairment losses of $7.4 million associated primarily with certain definite lived trademarks of brands to be discontinued.

For the year ended February 29, 2008 ("Fiscal 2008"), the Company's net sales decreased 28% over the year ended February 28, 2007 ("Fiscal 2007"), primarily due to accounting for the Crown Imports and Matthew Clark investments under the equity method of accounting, partially offset by net sales of products acquired in the Vincor Acquisition, Svedka Acquisition and BWE Acquisition (as defined on page 37) and a favorable foreign currency impact. Operating (loss) income decreased over the comparable prior year period resulting primarily from (i) impairment losses, (ii) the decreased imported beer and U.K. wholesale sales discussed above and (iii) the Company's Constellation Wines segment's program to reduce distributor wine inventory levels in the U.S. during the first half of fiscal 2008 (as discussed on page 39) without a corresponding decrease in promotional, advertising, selling and general and administrative spend within the Constellation Wines segment, partially offset by the incremental benefit from the Vincor Acquisition, Svedka Acquisition and BWE Acquisition. Net (loss) income decreased over the comparable prior year period primarily due to the factors discussed above combined with income tax provision and increased interest expense, partially offset by an increase in equity in earnings of equity method investees in connection primarily with Crown Imports.

The Company's Constellation Wines segment implemented a program to reduce distributor wine inventory levels in the U.S. during the first half of fiscal 2008, in response to the consolidation of distributors over the past few years and supply chain technology improvements. As distributors are looking to operate with lower levels of inventory while maintaining appropriate service levels to retailers, the Company has worked closely with its distributors on supply-chain efficiencies, ultimately making the Company's brands more competitive in the marketplace. The Company substantially completed its reduction of distributor inventory levels during the second quarter of fiscal 2008. This initiative had a significant impact on the Company's Fiscal 2008 financial performance, including a reduction of net sales of approximately $110 million and a reduction in diluted earnings per share of approximately $0.15 per share.

The following discussion and analysis summarizes the significant factors affecting (i) consolidated results of operations of the Company for Fiscal 2008 compared to Fiscal 2007, and Fiscal 2007 compared to the year ended February 28, 2006 ("Fiscal 2006"), and (ii) financial liquidity and capital resources for Fiscal 2008. This discussion and analysis also identifies certain acquisition-related integration costs, restructuring and related charges and net unusual costs expected to affect consolidated results of operations of the Company for Fiscal 2009. References to base branded wine net sales, base branded wine gross profit and base branded wine business exclude the impact of branded wine acquired in the Vincor Acquisition and/or the BWE Acquisition, as appropriate. References to base branded spirits net sales and base branded spirits gross profit exclude the impact of branded spirits acquired in the Svedka Acquisition. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

Acquisitions in Fiscal 2008 and Fiscal 2007

Acquisition of BWE On December 17, 2007, the Company acquired all of the issued and outstanding capital stock of Beam Wine Estates, Inc. ("BWE"), an indirect wholly-owned subsidiary of Fortune Brands, Inc., together with BWE's subsidiaries: Atlas Peak Vineyards, Inc., Buena Vista Winery, Inc., Clos du Bois, Inc., Gary Farrell Wines, Inc. and Peak Wines International, Inc. (the "BWE Acquisition"). As a result of the BWE Acquisition, the Company has acquired the U.S. wine portfolio of Fortune Brands, Inc., including certain wineries, vineyards or interests therein in the State of California, as well as various super-premium and fine California wine brands including Clos du Bois, Wild Horse and Geyser Peak.

The BWE Acquisition supports the Company's strategy of strengthening its portfolio with fast-growing super-premium and above wines. The BWE Acquisition strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash was $888.6 million, subject to certain purchase price adjustments. In addition, the Company expects to incur direct acquisition costs of approximately $1.3 million. The purchase price was financed with the net proceeds from the Company's December 2007 Senior Notes and revolver borrowings under the Company's 2006 Credit Agreement (as defined on page 46). In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price allocation, including the third-party appraisal, is in process.

The results of operations of the BWE business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition. The Company expects the BWE Acquisition to have a material impact on the Company's future results of operations, financial position and cash flows. In particular, the Company expects its future results of operations to be significantly impacted by, among other things, the flow through of anticipated inventory step-up, restructuring, integration and related charges, and interest expense associated with borrowings to finance the purchase price. The restructuring, integration and related charges relate to the Company's January 2008 announcement of its plans to streamline certain of its operations in the U.S., primarily in connection with the restructuring and integration of the operations of BWE (the "U.S. Initiative").

Acquisition of Svedka On March 19, 2007, the Company acquired the SVEDKA Vodka brand ("Svedka") in connection with the acquisition of Spirits Marque One LLC and related business (the "Svedka Acquisition"). Svedka is a premium Swedish vodka and is the fastest growing major imported premium vodka in the U.S. At the time of the acquisition, Svedka was the fifth largest imported vodka in the U.S. The Svedka Acquisition supports the Company's strategy of expanding the Company's premium spirits business. The acquisition provides a foundation from which the Company looks to leverage its existing and future premium spirits portfolio for growth. In addition, Svedka complements the Company's existing portfolio of super-premium and value vodka brands by adding a premium vodka brand that has experienced rapid growth.

Total consideration paid in cash for the Svedka Acquisition was $385.8 million. In addition, the Company incurred direct acquisition costs of $1.3 million. The purchase price was financed with revolver borrowings under the Company's June 2006 Credit Agreement (as defined on page 46) as amended in February 2007.

The results of operations of the Svedka business are reported in the Constellation Spirits segment and are included in the consolidated results of operations of the Company from the date of acquisition. The Svedka Acquisition had a significant impact on the Company's interest expense associated with the additional revolver borrowings.

Acquisition of Vincor On June 5, 2006, the Company acquired all of the issued and outstanding common shares of Vincor International Inc. ("Vincor"), Canada's premier wine company (the "Vincor Acquisition"). Vincor is Canada's largest producer and marketer of wine. At the time of the acquisition, Vincor was the world's eighth largest producer and distributor of wine and related products by revenue and was also one of the largest wine importers, marketers and distributors in the U.K. Through this transaction, the Company acquired various additional winery and vineyard interests used in the production of premium, super-premium and fine wines from Canada, California, Washington State, Western Australia and New Zealand. In addition, as a result of the acquisition, the Company sources, markets and sells premium wines from South Africa. Well-known premium brands acquired in the Vincor Acquisition include Inniskillin, Jackson-Triggs, Sawmill Creek, Sumac Ridge, R.H. Phillips, Toasted Head, Hogue, Kim Crawford and Kumala.

The Vincor Acquisition supports the Company's strategy of strengthening the breadth of its portfolio across price segments and geographic regions to capitalize on the overall growth in the wine industry. In addition to complementing the Company's current operations in the U.S., U.K., Australia and New Zealand, the Vincor Acquisition increases the Company's global presence by adding Canada as another core market and provides the Company with the ability to capitalize on broader geographic distribution in strategic international markets. In addition, the Vincor Acquisition makes the Company the largest wine company in Canada and strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash to the Vincor shareholders was $1,115.8 million. In addition, the Company incurred direct acquisition costs of $9.4 million. At closing, the Company also assumed outstanding indebtedness of Vincor, net of cash acquired, of $320.2 million, resulting in a total transaction value of $1,445.4 million. The purchase price was financed with borrowings under the Company's June 2006 Credit Agreement. The results of operations of the Vincor business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

Equity Method Investments in Fiscal 2008 and Fiscal 2007

Investment in Matthew Clark On April 17, 2007, the Company and Punch Taverns plc ("Punch") commenced operations of a joint venture for the U.K. wholesale business ("Matthew Clark"). The U.K. wholesale business was formerly owned entirely by the Company. Under the terms of the arrangement, the Company and Punch, directly or indirectly, each have a 50% voting and economic interest in Matthew Clark. The joint venture reinforces Matthew Clark's position as the U.K.'s largest independent premier drinks wholesaler serving the on-trade drinks industry. The Company received $185.6 million of cash proceeds from the formation of the joint venture.

Upon formation of the joint venture, the Company discontinued consolidation of the U.K. wholesale business and accounts for the investment in Matthew Clark under the equity method. Accordingly, the results of operations of Matthew Clark are included in the equity in earnings of equity method investees line on the Company's Consolidated Statement of Operations from the date of investment.

Investment in Crown Imports On July 17, 2006, Barton Beers, Ltd. ("Barton"), an indirect wholly-owned subsidiary of the Company, entered into an Agreement to Establish Joint Venture (the "Joint Venture Agreement") with Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A.B. de C.V. ("Modelo") and 23.25% by Anheuser-Busch Companies, Inc., pursuant to which Modelo's Mexican beer portfolio (the "Modelo Brands") will be exclusively imported, marketed and sold in the 50 states of the U.S., the District of Columbia and Guam. In addition, the owners of the Tsingtao and St. Pauli Girl brands transferred exclusive importing, marketing and selling rights with respect to these brands in the U.S. to the joint venture. On January 2, 2007, the parties completed the closing (the "Closing") of the transactions contemplated in the Joint Venture Agreement, as amended at Closing.

Pursuant to the Joint Venture Agreement, Barton established Crown Imports LLC, a wholly-owned subsidiary formed as a Delaware limited liability company. On January 2, 2007, pursuant to a Barton Contribution Agreement, dated July 17, 2006, among Barton, Diblo and Crown Imports LLC, Barton transferred to Crown Imports LLC substantially all of its assets relating to importing, marketing and selling beer under the Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, St. Pauli Girl and Tsingtao brands and the liabilities associated therewith (the "Barton Contributed Net Assets"). At the Closing, GModelo Corporation, a Delaware corporation (the "Diblo Subsidiary"), a subsidiary of Diblo joined Barton as a member of Crown Imports LLC, and, in exchange for a 50% membership interest in Crown Imports LLC, contributed cash in an amount equal to the Barton Contributed Net Assets, subject to specified adjustments. This imported beers joint venture is referred to hereinafter as "Crown Imports".

Also on January 2, 2007, Crown Imports and Extrade II S.A. de C.V. ("Extrade II"), an affiliate of Modelo, entered into an importer agreement, pursuant to which Extrade II granted to Crown Imports the exclusive right to import, market and sell the Modelo Brands in the territories mentioned above, and Crown Imports and Marcas Modelo, S.A. de C.V. ("Marcas Modelo"), entered into a Sub-license Agreement, pursuant to which Marcas Modelo granted Crown Imports an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory.

As a result of these transactions, Barton and Diblo each have, directly or indirectly, equal interests in Crown Imports and each of Barton and Diblo have appointed an equal number of directors to the Board of Directors of Crown Imports.

The importer agreement that previously gave Barton the exclusive right to import, market and sell the Modelo Brands primarily west of the Mississippi River was superseded by the transactions contemplated by the Joint Venture Agreement, as amended. The contribution by Diblo Subsidiary in exchange for a 50% membership interest in Crown does not constitute the acquisition of a business by the Company.

The joint venture and the related importation arrangements provide that, subject to the terms and conditions of those agreements, the joint venture and the related importation arrangements will continue for an initial term of 10 years, and renew in 10-year periods unless Diblo Subsidiary gives notice prior to the end of year seven of any term. Upon consummation of the transactions, the Company discontinued consolidation of the imported beer business and accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in the equity in earnings of equity method investees line on the Company's Consolidated Statement of Operations from the date of investment.

Divestiture in Fiscal 2008

In February 2008, as part of ongoing efforts to increase focus on premium wine offerings in the U.S., the Company sold its lower margin popular-priced wine brands, Almaden and Inglenook, and certain other assets for cash proceeds of $133.7 million. The Company recorded a loss of $27.8 million on this sale which is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Results of Operations

Fiscal 2008 Compared to Fiscal 2007

Net Sales The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2008 and Fiscal 2007.

	Fiscal 2008 Compared to Fiscal 2007 Net Sales		
	2008	2007	% Increase (Decrease)
Constellation Wines:			
Branded wine	**$ 3,016.9**	$2,755.7	(9)%
Wholesale and other	**341.9**	1,087.7	(69)%
Constellation Wines net sales	**3,358.8**	3,843.4	(13)%
Constellation Spirits net sales	**414.2**	329.4	26 %
Constellation Beers net sales	**–**	1,043.6	(100)%
Crown Imports net sales	**2,391.0**	368.8	NM
Consolidations and eliminations	**(2,391.0)**	(368.8)	NM
Consolidated Net Sales	**$ 3,773.0**	$5,216.4	(28)%

NM = Not Meaningful

Net sales for Fiscal 2008 decreased to $3,773.0 million from $5,216.4 million for Fiscal 2007, a decrease of $1,443.4 million, or (28%). This decrease resulted primarily from a decrease in net sales of $1,043.6 million and $759.8 million for the Crown Imports and Matthew Clark investments, respectively, which are accounted for under the equity method of accounting, partially offset by net sales of products acquired in the Vincor Acquisition, Svedka Acquisition and BWE Acquisition of $202.7 million and a favorable foreign currency impact of $133.5 million.

Constellation Wines Net sales for Constellation Wines decreased to $3,358.8 million for Fiscal 2008 from $3,843.4 million in Fiscal 2007, a decrease of $484.6 million, or (13%). Branded wine net sales increased $261.2 million primarily due to $140.2 million of net sales of branded wine acquired in the Vincor Acquisition and BWE Acquisition, a favorable foreign currency impact of $108.2 million and a benefit of $55.7 million due to branded wine net sales for the U.K. previously sold through the Company's U.K. wholesale business, partially offset by lower U.S. base branded wine net sales resulting primarily from the Company's implementation of a program to reduce distributor wine inventory levels in the U.S. Wholesale and other net sales decreased $745.8 million primarily due to accounting for the Matthew Clark investment under the equity method of accounting, partially offset by a favorable foreign currency impact of $25.3 million.

Constellation Spirits Net sales for Constellation Spirits increased to $414.2 million for Fiscal 2008 from $329.4 million for Fiscal 2007, an increase of $84.8 million, or 26%. This increase resulted primarily from $55.1 million of net sales of branded spirits acquired in the Svedka Acquisition and an increase in base branded spirits net sales of $19.9 million due primarily to higher average selling prices.

Constellation Beers Net sales for Constellation Beers decreased $1,043.6 million, or (100%), from Fiscal 2007 as the Crown Imports investment is accounted for under the equity method of accounting.

Gross Profit The Company's gross profit decreased to $1,281.5 million for Fiscal 2008 from $1,523.9 million for Fiscal 2007, a decrease of $242.4 million, or (16%). The Constellation Wines segment's gross profit increased $4.9 million primarily due to increased gross profit of $58.5 million due to the Vincor Acquisition and BWE Acquisition and a favorable foreign currency impact of $40.6 million, partially offset by a decrease of $77.8 million resulting from accounting for the Matthew Clark investment under the equity method of accounting and lower U.S. base branded wine gross profit resulting from the lower U.S. base branded wine net sales primarily as a result of the Company's program to reduce distributor inventory levels. The Constellation Spirits segment's gross profit increased $36.7 million primarily due to increased gross profit of $26.2 million due to the Svedka Acquisition and increased base branded spirits gross profit of $9.0 million resulting from the higher average selling prices. The Constellation Beers segment's gross profit was down $290.9 million due to accounting for the Crown Imports investment under the equity method of accounting. In addition, unusual items, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, were lower by $6.9 million in Fiscal 2008 versus Fiscal 2007. This decrease resulted primarily from decreased flow through of inventory step-up of $18.8 million associated primarily with the Vincor Acquisition, partially offset by an increase in inventory write-offs and accelerated depreciation of $9.5 million and $5.4 million, respectively, primarily associated with the Fiscal 2008 Plan. Gross profit as a percent of net sales increased to 34.0% for Fiscal 2008 from 29.2% for Fiscal 2007 primarily due to the benefit of reporting the lower margin U.K. wholesale and imported beer businesses under the equity method of accounting, partially offset by (i) lower margins in the U.S. base branded wine business primarily due to the distributor inventory reduction program and (ii) lower margins in the U.K. branded wine business primarily due to the Company's absorption of increased duty costs.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $807.3 million for Fiscal 2008 from $768.8 million for Fiscal 2007, an increase of $38.5 million, or 5%. This increase is due to an increase of $76.4 million in the Constellation Wines segment, an increase of $30.2 million in the Constellation Spirits segment, and an increase of $24.6 million in Corporate Operations and Other, partially offset by a $82.8 million decrease in selling, general and administrative expenses within the Constellation Beers segment as the Crown Imports investment is accounted for under the equity method of accounting, and a reduction in unusual costs which consist of certain items that are excluded by management in their evaluation of the results of each operating segment of $9.9 million. The increase in the Constellation Wines segment's selling, general and administrative expenses is due to increased general and administrative expenses of $43.2 million, advertising expenses of $20.4 million and selling expenses of $12.8 million resulting primarily from the Vincor Acquisition and BWE Acquisition and the recognition of an additional $6.5 million of stock-based compensation expense. The increase in the Constellation Spirits segment's selling, general and administrative expenses is primarily due to increases in advertising expenses of $14.0 million and selling expenses of $11.8 million resulting primarily from the Svedka Acquisition. The Corporate Operations and Other segment's selling, general and administrative expenses increased primarily due to increased general and administrative expenses to support the Company's growth and the recognition of additional stock-based compensation expense in Fiscal 2008 of $6.8 million. The decrease in unusual costs was primarily due to the recognition in Fiscal 2008 of (i) $35.3 million of other costs associated primarily with the loss on the sale of the Company's Almaden and Inglenook wine brands and certain other assets and (ii) a $6.6 million loss in connection with the contribution of the Company's U.K. wholesale business to the Matthew Clark joint venture, net of a $4.8 million realized gain on a prior asset sale; partially offset by the recognition in Fiscal 2007 of (i) $16.3 million of other costs associated with the Fiscal 2007 Wine Plan (as defined on page 43 in Restructuring and Related Charges) (primarily from the write-down of an Australian winery and certain Australian vineyards to fair value less cost to sell) and the Fiscal 2006 Plan (as defined on page 43 in Restructuring and Related Charges), (ii) a $13.4 million loss on the sale of the Company's branded bottled water business resulting from the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill, (iii) financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition and (iv) foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor Acquisition.

Selling, general and administrative expenses as a percent of net sales increased to 21.4% for Fiscal 2008 as compared to 14.7% for Fiscal 2007 primarily due to (i) the reporting of the imported beer and U.K. wholesale businesses under the equity method of accounting, (ii) the percent increase in general and administrative expenses supporting the Company's growth within the Corporate Operations and Other segment and the Constellation Wines segment growing at a faster rate than the increase in the respective segment's net sales (including a combined increase of $13.3 million of stock-based compensation expense for those segments) and (iii) the lower net sales associated with the reduction in the distributor wine inventory levels without a corresponding decrease in selling, general and administrative expenses within the U.S. branded wine business.

Impairment of Goodwill and Intangible Assets The Company recorded $812.2 million of impairment losses for Fiscal 2008, consisting of impairments of goodwill and intangible assets of $599.9 million and $212.3 million, respectively, as more fully discussed in the Overview on page 35.

Acquisition-Related Integration Costs Acquisition-related integration costs decreased to $11.8 million for Fiscal 2008 from $23.6 million for Fiscal 2007. Acquisition-related integration costs for Fiscal 2008 consisted of costs recorded primarily in connection with the Company's plan to restructure and integrate the operations of Vincor (the "Vincor Plan") and the Company's plan to streamline certain of its international operations and costs associated with the consolidation of certain spirits production processes in the U.S., collectively with the U.S. Initiative, the "Fiscal 2008 Plan." These costs included $4.8 million of employee-related costs and $7.0 million of facilities and other costs. Acquisition-related integration costs for Fiscal 2007 consisted of costs recorded primarily in connection with the Vincor Plan.

For Fiscal 2009, the Company expects to incur total acquisition-related integration costs of $10.3 million primarily in connection with the Fiscal 2008 Plan.

Restructuring and Related Charges The Company recorded $6.9 million of restructuring and related charges for Fiscal 2008 associated primarily with the Company's Fiscal 2008 Plan and the Company's worldwide wine reorganizations announced during Fiscal 2006 and the Company's program to consolidate certain west coast production processes in the U.S. (collectively, the "Fiscal 2006 Plan") of $12.0 million, partially offset by the reversal of prior accruals related primarily to the Vincor Plan of

$5.1 million. Restructuring and related charges included $10.2 million of employee termination benefit costs, ($3.4) million of contract termination costs and $0.1 million of facility consolidation/relocation costs. In addition, in connection with the Fiscal 2008 Plan, the Company's plan to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"), the Fiscal 2006 Plan and the Vincor Plan, the Company recorded (i) $12.0 million of accelerated depreciation and $10.1 million of inventory write-downs, (ii) $7.4 million of intangible asset impairments and (iii) $2.2 million of other costs which were recorded in the cost of product sold line, impairment of goodwill and intangible assets line and selling, general and administrative expenses line, respectively, within the Company's Consolidated Statements of Operations. The Company recorded $32.5 million of restructuring and related charges for Fiscal 2007 associated primarily with the Company's Fiscal 2007 Wine Plan and Fiscal 2006 Plan.

For Fiscal 2009, the Company expects to incur total restructuring and related charges of $16.7 million associated primarily with the Fiscal 2008 Plan and the Fiscal 2006 Plan. In addition, with respect to the Fiscal 2008 Plan, Fiscal 2007 Wine Plan and the Vincor Plan, the Company expects to incur $14.7 million and $8.1 million of charges in selling, general and administrative expenses and cost of product sold, respectively, related primarily to duplicative facility costs in the U.K. and accelerated depreciation, respectively.

Operating (Loss) Income The following table sets forth the operating (loss) income (in millions of dollars) by operating segment of the Company for Fiscal 2008 and Fiscal 2007.

	Fiscal 2008 Compared to Fiscal 2007 Operating (Loss) Income		
	2008	2007	% Increase (Decrease)
Constellation Wines	**$ 558.4**	$629.9	(11)%
Constellation Spirits	**72.0**	65.5	10 %
Constellation Beers	**–**	208.1	(100)%
Corporate Operations and Other	**(85.5)**	(60.9)	40 %
Crown Imports	**509.0**	78.4	NM
Consolidations and eliminations	**(509.0)**	(78.4)	NM
Total Reportable Segments	**544.9**	842.6	(35)%
Acquisition-Related Integration Costs, Restructuring and Related Charges and Unusual Costs	**(901.6)**	(143.6)	528 %
Consolidated Operating (Loss) Income	**$(356.7)**	$699.0	(151)%

As a result of the factors discussed above, consolidated operating (loss) income decreased to an operating loss of $356.7 million for Fiscal 2008 from operating income of $699.0 million for Fiscal 2007, a decrease of $1,055.7 million, or (151%). Acquisition-related integration costs, restructuring and related charges and unusual costs of $901.6 million for Fiscal 2008 consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs represent impairment losses of goodwill and intangible assets primarily associated with the Company's Australian and U.K. businesses of $812.2 million; other costs associated primarily with the sale of the Company's Almaden and Inglenook wine brands and certain other assets of $35.3 million; accelerated depreciation associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2008 Plan of $12.0 million; acquisition-related integration costs and inventory write-offs associated primarily with the Vincor Plan and Fiscal 2008 Plan of $11.8 million and $10.1 million; the flow through of inventory step-up associated primarily with the Company's Vincor Acquisition and BWE Acquisition of $11.4 million; restructuring and related charges associated primarily with the Fiscal 2008 Plan of $6.9 million; the loss on the contribution of the U.K. wholesale business of $6.6 million; and the flow through of adverse grape cost of $0.1 million associated with the acquisition of The Robert Mondavi Corporation ("Robert Mondavi"); partially offset by a $4.8 million realized gain on a prior asset sale. Acquisition-related integration costs, restructuring and related charges and unusual costs of $143.6 million for Fiscal 2007 represent restructuring and related charges of $32.5 million associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up of $30.2 million associated primarily with the Company's Vincor Acquisition; acquisition-related integration costs of $23.6 million associated primarily with the Vincor Plan; other costs of $16.3 million associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; loss on the sale of the branded bottled water business of $13.4 million; financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition; foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor Acquisition; the flow through of adverse grape cost of $3.1 million associated with the acquisition of Robert Mondavi; and accelerated depreciation and the write-down of certain inventory of $6.6 million and $0.6 million, respectively, associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan.

Equity in Earnings of Equity Method Investees The Company's equity in earnings of equity method investees increased to $257.9 million in Fiscal 2008 from $49.9 million in Fiscal 2007. This increase is primarily due to the January 2, 2007, consummation of the Crown Imports joint venture and the reporting of the results of operations of that joint venture since that date under the equity method of accounting of $255.1 million.

Gain on Change in Fair Value of Derivative Instrument In April 2006, the Company entered into a foreign currency forward contract in connection with the Vincor Acquisition to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness. For Fiscal 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument.

Under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Operations.

Interest Expense, Net Interest expense, net of interest income of $5.7 million and $5.4 million, for Fiscal 2008 and Fiscal 2007, respectively, increased to $341.8 million for Fiscal 2008 from $268.7 million for Fiscal 2007, an increase of $73.1 million, or 27%. The increase resulted primarily from higher average borrowings in Fiscal 2008 as a result of the funding of the Vincor Acquisition, Svedka Acquisition and BWE Acquisition, and the $500.0 million of share repurchases, partially offset by $185.6 million of net proceeds from the formation of the U.K. wholesale joint venture.

Provision for Income Taxes The Company's effective tax rate was (39.2%) for Fiscal 2008 as compared to 38.0% for Fiscal 2007. The change in the Company's effective tax rate for Fiscal 2008 is primarily due to a non-deductible portion of the impairment losses related to goodwill and certain other intangible assets of $599.9 million and $177.0 million, respectively. In addition, the Company recorded a valuation allowance against net operating loss carryforwards in Australia of $51.7 million for Fiscal 2008. In Fiscal 2007, the Company sold its branded bottled water business that resulted in the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill. The provision for income taxes on the sale of the branded bottled water business increased the Company's effective tax rate for Fiscal 2007.

Net (Loss) Income As a result of the above factors, net (loss) income decreased to a net loss of $613.3 million for Fiscal 2008 from net income of $331.9 million for Fiscal 2007, a decrease of $945.2 million.

Fiscal 2007 Compared to Fiscal 2006

Net Sales The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2007 and Fiscal 2006.

	Fiscal 2007 Compared to Fiscal 2006 Net Sales		
	2007	2006	% Increase
Constellation Wines:			
Branded wine	$2,755.7	$2,263.4	22%
Wholesale and other	1,087.7	972.0	12%
Constellation Wines net sales	3,843.4	3,235.4	19%
Constellation Spirits net sales	329.4	324.6	1%
Constellation Beers net sales	1,043.6	1,043.5	N/A
Crown Imports net sales	368.8	-	N/A
Consolidations and eliminations	(368.8)	-	N/A
Consolidated Net Sales	$5,216.4	$4,603.5	13%

Net sales for Fiscal 2007 increased to $5,216.4 million from $4,603.5 million for Fiscal 2006, an increase of $612.9 million, or 13%. This increase was due primarily to $405.8 million of net sales of products acquired in the Vincor Acquisition, an increase in base branded wine net sales of $95.7 million (on a constant currency basis) and a favorable foreign currency impact of $66.2 million.

Constellation Wines Net sales for Constellation Wines increased to $3,843.4 million for Fiscal 2007 from $3,235.4 million in Fiscal 2006, an increase of $608.0 million, or 19%. Branded wine net sales increased $492.3 million primarily due to $379.9 million of net sales of branded wine acquired in the Vincor Acquisition and increased base branded wine net sales for North America (primarily the U.S.) of $118.9, partially offset by decreased base branded wine net sales for Europe (primarily the U.K.) of $27.4 million (on a constant currency basis). The increase in base branded wine net sales for the U.S. was driven by both higher average selling prices as the consumer continues to trade up to higher priced premium wines as supported by volume gains in both the premium and super-premium categories as well as volume gains in the wine with fruit category. The decrease in base branded wine net sales for the U.K. was driven primarily by lower pricing due to the highly competitive pricing market for private label and branded wine resulting from the significant oversupply of Australian wine and highly concentrated retail market place. Wholesale and other net sales increased $115.7 million primarily due to an increase of $51.0 million (on a constant currency basis) in the Company's U.K. wholesale business as a result of a shift in the mix of sales towards higher priced products, a favorable foreign currency impact of $48.9 million and $25.9 million of net sales of non-branded products acquired in the Vincor Acquisition.

Constellation Beers Net sales for Constellation Beers remained comparable for Fiscal 2007 at $1,043.6 million from $1,043.5 million for Fiscal 2006. This is due to the formation of Crown Imports on January 2, 2007, and the accounting for this investment under the equity method of accounting. As such, Fiscal 2007 net sales include only ten months of net sales versus Fiscal 2006 net sales which include twelve months of net sales. However, on a similar year over year period, with ten months of net sales for Fiscal 2006, the Constellation Beers net sales increased 15% primarily due to volume growth in the Company's Mexican beer portfolio from increased retail consumer demand.

Constellation Spirits Net sales for Constellation Spirits increased slightly to $329.4 million for Fiscal 2007 from $324.6 million for Fiscal 2006, an increase of $4.8 million, or 1%. This increase resulted primarily from an increase in branded spirits net sales of $9.9 million partially offset by a decrease in bulk spirits net sales of $5.1 million.

Gross Profit The Company's gross profit increased to $1,523.9 million for Fiscal 2007 from $1,324.6 million for Fiscal 2006, an increase of $199.3 million, or 15%. The Constellation Wines segment's gross profit increased $199.1 million primarily from gross profit of $166.8 million due to the Vincor Acquisition and the additional gross profit of $36.8 million associated with the increased base branded wine net sales for North America. These amounts were partially offset by a $14.7 million decrease in U.K. and Australia gross profit resulting from the increased competition and promotional activities among suppliers in the U.K. and Australia, reflecting, in part, the effects of the oversupply of Australian wine and the retailer consolidation in the U.K., plus a late March 2006 increase in duty costs in the U.K. The Constellation Beers segment's gross profit was comparable with prior year due to ten months of gross profit for Fiscal 2007 versus twelve months for Fiscal 2006. The Constellation Spirits segment's gross profit was down slightly primarily due to increased material costs for spirits. In addition, unusual items, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, were lower by $3.8 million in Fiscal 2007 versus Fiscal 2006. This decrease resulted primarily from decreased flow through of adverse grape cost associated with the acquisition of Robert Mondavi of $19.9 million and decreased accelerated depreciation of $6.8 million associated with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan, partially offset by increased flow through of inventory step-up of $22.3 million associated primarily with the Vincor Acquisition. Gross profit as a percent of net sales increased to 29.2% for Fiscal 2007 from 28.8% for Fiscal 2006 primarily as a result of the factors discussed above.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $768.8 million for Fiscal 2007 from $612.4 million for Fiscal 2006, an increase of $156.4 million, or 26%. This increase is due primarily to an increase of $99.7 million in the Constellation Wines segment and a $43.5 million increase in unusual costs which consist of certain items that are excluded by management in their evaluation of the results of each operating segment. The increase in the Constellation Wines segment's selling, general and administrative expenses is primarily due to increased advertising expenses of $28.0 million, selling expenses of $40.8 million and general and administrative expenses of $30.9 million resulting primarily from the Vincor Acquisition and the recognition of stock-based compensation expense of $8.4 million. The Constellation Beers segment's selling, general and administrative expenses increased $12.1 million primarily due to increased advertising expenses of $12.1 million and general and administrative expenses of $2.7 million, partially offset by decreased selling expenses of $2.5 million and the impact of ten months of selling, general and administrative expenses for Fiscal 2007 compared to twelve months of selling, general and administrative expenses for Fiscal 2006. The Constellation Spirits segment's selling, general and administrative expenses were up slightly primarily due to the recognition of stock-based compensation expense of $1.5 million. The Corporate Operations and Other segment's selling, general and administrative expenses were down slightly, primarily due to costs recognized in Fiscal 2006 associated with professional service fees incurred in connection with the Company's tender offer for Vincor that expired in December 2005 of $4.3 million and lower annual management incentive compensation expense in Fiscal 2007, partially offset by the recognition of stock-based compensation expense in Fiscal 2007 of $4.3 million and expenses associated with the formation of Crown Imports of $1.5 million. The increase in unusual costs was primarily due to the recognition of (i) $16.3 million of other costs associated with the Fiscal 2007 Wine Plan (primarily from the write-down of an Australian winery and certain Australian vineyards to fair value less cost to sell) and the Fiscal 2006 Plan, (ii) a $13.4 million loss on the sale of the Company's branded bottled water business resulting from the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill, (iii) financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition and (iv) foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor Acquisition. Selling, general and administrative expenses as a percent of net sales increased to 14.7% for Fiscal 2007 as compared to 13.3% for Fiscal 2006 primarily due to the increase in unusual costs and the recognition of stock-based compensation expense of $16.5 million.

Acquisition-Related Integration Costs Acquisition-related integration costs increased to $23.6 million for Fiscal 2007 from $16.8 million for Fiscal 2006, an increase of $6.8 million, or 40%. Acquisition-related integration costs consisted of costs recorded primarily in connection with the Vincor Plan. Acquisition-related integration costs included $9.8 million of employee-related costs and $13.8 million of facilities and other costs. The Company recorded $16.8 million of acquisition-related integration costs for Fiscal 2006 in connection with the Company's plan to restructure and integrate the operations of Robert Mondavi (the "Robert Mondavi Plan").

Restructuring and Related Charges The Company recorded $32.5 million of restructuring and related charges for Fiscal 2007 associated primarily with the Company's Fiscal 2007 Wine Plan and Fiscal 2006 Plan. Restructuring and related charges included $5.9 million of employee termination benefit costs (net of reversal of prior accruals of $2.0 million), $25.6 million of contract termination costs and $1.0 million of facility consolidation/relocation costs (net of reversal of prior accruals of $0.3 million). In addition, in connection with the Fiscal 2007 Wine Plan, the Fiscal 2006 Plan and the Vincor Plan, the Company recorded (i) $6.6 million of accelerated depreciation and $0.6 million of inventory write-downs and (ii) $16.3 million of other costs which were recorded in the cost of product sold line and selling, general and administrative expenses line, respectively, within the Company's Consolidated Statements of Operations. The Company recorded $29.3 million of restructuring and related charges for Fiscal 2006 associated primarily with the Fiscal 2006 Plan.

Operating Income The following table sets forth the operating income (loss) (in millions of dollars) by operating segment of the Company for Fiscal 2007 and Fiscal 2006.

	Fiscal 2007 Compared to Fiscal 2006 Operating Income (Loss)		
	2007	2006	% Increase (Decrease)
Constellation Wines	$ 629.9	$530.4	19 %
Constellation Spirits	65.5	73.4	(11)%
Constellation Beers	208.1	219.2	(5)%
Corporate Operations and Other	(60.9)	(63.0)	3 %
Crown Imports	78.4	–	N/A
Consolidations and eliminations	(78.4)	–	N/A
Total Reportable Segments	842.6	760.0	11 %
Acquisition-Related Integration Costs, Restructuring and Related Charges and Unusual Costs	(143.6)	(93.9)	53 %
Consolidated Operating Income	$ 699.0	$666.1	5 %

As a result of the factors discussed above, consolidated operating income increased to $699.0 million for Fiscal 2007 from $666.1 million for Fiscal 2006, an increase of $32.9 million, or 5%. Acquisition-related integration costs, restructuring and related charges and unusual costs of $143.6 million for Fiscal 2007 consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs represent restructuring and related charges of $32.5 million associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up of $30.2 million associated primarily with the Company's Vincor Acquisition; acquisition-related integration costs of $23.6 million associated primarily with the Vincor Plan; other costs of $16.3 million associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; loss on the sale of the branded bottled water business of $13.4 million; financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition; foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor Acquisition; the flow through of adverse grape cost of $3.1 million associated with the acquisition of Robert Mondavi; and accelerated depreciation and the write-down of certain inventory of $6.6 million and $0.6 million, respectively, associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan. Acquisition-related integration costs, restructuring and related charges and unusual costs of $93.9 million for Fiscal 2006 represent restructuring and related charges of $29.3 million associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan; the flow through of adverse grape cost, acquisition-related integration costs, and the flow through of inventory step-up associated primarily with the Company's acquisition of Robert Mondavi of $23.0 million, $16.8 million, and $7.9 million, respectively; accelerated depreciation and other costs of $13.4 million and $0.1 million, respectively, associated with the Fiscal 2006 Plan; and costs associated with professional service fees incurred for due diligence in connection with the Company's evaluation of a potential offer for Allied Domecq of $3.4 million.

Equity in Earnings of Equity Method Investees The Company's equity in earnings of equity method investees increased to $49.9 million in Fiscal 2007 from $0.8 million in Fiscal 2006, an increase of $49.1 million. This increase is primarily due to (i) the January 2, 2007, consummation of the Crown Imports joint venture and the reporting of the results of operations of that joint venture since that date under the equity method of accounting of $38.9 million, and (ii) an increase of $8.1 million associated with the Company's investment in Ruffino S.r.l. ("Ruffino") due primarily to the write-down in Fiscal 2006 of certain pre-acquisition Ruffino inventories.

Gain on Change in Fair Value of Derivative Instrument In April 2006, the Company entered into a foreign currency forward contract in connection with the Vincor Acquisition to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness. For Fiscal 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument. Under SFAS No. 133, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Operations.

Interest Expense, Net Interest expense, net of interest income of $5.4 million and $4.2 million for Fiscal 2007 and Fiscal 2006, respectively, increased to $268.7 million for Fiscal 2007 from $189.6 million for Fiscal 2006, an increase of $79.1 million, or 41.7%. The increase resulted from both higher average borrowings in Fiscal 2007 (primarily as a result of the financing of the Vincor Acquisition) and higher average interest rates.

Provision for Income Taxes The Company's effective tax rate increased to 38.0% for Fiscal 2007 from 31.8% for Fiscal 2006, an increase of 6.2%. In Fiscal 2007, the Company sold its branded bottled water business that resulted in the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill. The provision for income taxes on the sale of the branded bottled water business increased the Company's effective tax rate for Fiscal 2007. In addition, the effective tax rate for Fiscal 2006 reflected the benefits recorded for adjustments to income tax accruals of $16.2 million in connection with the completion of various income tax examinations as well as the preliminary conclusion regarding the impact of the American Jobs Creation Act of 2004 on planned distributions of certain foreign earnings.

Net Income As a result of the above factors, net income increased to $331.9 million for Fiscal 2007 from $325.3 million for Fiscal 2006, an increase of $6.6 million, or 2%.

Financial Liquidity and Capital Resources

The Company's principal use of cash in its operating activities is for purchasing and carrying inventories and carrying seasonal accounts receivable. The Company's primary source of liquidity has historically been cash flow from operations, except during annual grape harvests when the Company has relied on short-term borrowings. In the U.S. and Canada, the annual grape crush normally begins in August and runs through October. In Australia and New Zealand, the annual grape crush normally begins in February and runs through May. The Company generally begins taking delivery of grapes at the beginning of the crush season with payments for such grapes beginning to come due one month later. The Company's short-term borrowings to support such purchases generally reach their highest levels one to two months after the crush season has ended. Historically, the Company has used cash flow from operating activities to repay its short-term borrowings and fund capital expenditures. The Company will continue to use its short-term borrowings to support its working capital requirements. The Company believes that cash provided by operating activities and its financing activities, primarily short-term borrowings, will provide adequate resources to satisfy its working capital, scheduled principal and interest payments on debt, and anticipated capital expenditure requirements for both its short-term and long-term capital needs.

Fiscal 2008 Cash Flows

Operating Activities Net cash provided by operating activities for Fiscal 2008 was $519.8 million, which resulted primarily from a net loss of $613.3 million and net payments of $32.1 million associated with the change in operating assets and liabilities (net of effects from purchases and sales of businesses), partially offset by $1,165.2 million of net non-cash items charged to the Company's Consolidated Statements of Operations. The net change in operating assets and liabilities was primarily driven by a $37.8 million increase in inventories and $29.2 million of other items, partially offset by a decrease in accounts receivable, net, of $56.2 million. The increase in inventories was due primarily to a delay in the release of the Canadian icewine vintage and an increase in U.S. wine inventory balances as a result of the Company's program to reduce distributor wine inventory levels. The other items consist primarily of $24.7 million of losses on cash settlement of derivative instruments designed to economically hedge foreign currency risk associated with foreign currency denominated intercompany balances. These losses offset non-cash gains in the Company's Consolidated Statements of Operations associated with the foreign currency denominated intercompany balances. The decrease in accounts receivable, net, is due to lower U.S. sales in the fourth quarter of fiscal 2008 in connection with the Company's program to reduce distributor wine inventory levels and collection of accounts receivable balances acquired in the BWE Acquisition, partially offset by increased U.K. accounts receivable in connection with sales to Matthew Clark. The net non-cash items consisted primarily of impairment losses of goodwill and intangible assets, depreciation of property, plant and equipment and deferred tax provision.

Investing Activities Net cash used in investing activities for Fiscal 2008 was $1,112.9 million, which resulted primarily from the use of $1,274.1 million, net of cash acquired, for the Svedka Acquisition and BWE Acquisition, and $143.8 million of capital expenditures, partially offset by $185.6 million of net proceeds from the formation of the U.K. wholesale joint venture and $133.7 million from the sale of the Company's Almaden and Inglenook wine brands and certain other assets.

Financing Activities Net cash provided by financing activities for Fiscal 2008 was $584.9 million resulting primarily from proceeds from issuance of long-term debt of $1,212.9 million and from notes payable of $219.4 million, partially offset by purchases of treasury stock of $500.0 million and principal payments of long-term debt of $374.9 million.

Fiscal 2007 Cash Flows

Operating Activities Net cash provided by operating activities for Fiscal 2007 was $313.2 million, which resulted from $331.9 million of net income, plus $199.8 million of net non-cash items charged to the Company's Consolidated Statements of Operations, less $163.4 million representing the net change in the Company's operating assets and liabilities and $55.1 million of proceeds from maturity of derivative instrument reflected in investing activities.

The net non-cash items consisted primarily of depreciation of property, plant and equipment, the deferred tax provision and equity in earnings of equity method investments. The net change in operating assets and liabilities resulted primarily from a decrease in other accrued expenses and liabilities of $157.2 million and an increase in inventories of $85.1 million, partially offset by a decrease in prepaid expenses and other current assets of $44.3 million. The decrease in other accrued expenses and liabilities is primarily due to the settlement of an outstanding marketing accrual in connection with the Company's prior Mexican beers distribution agreement, settlement of restructuring accruals, increased income tax payments, and payments of non-recurring liabilities assumed in connection with the Vincor Acquisition. The increase in inventories was primarily due to the build-up of the imported beer inventories prior to the Company's contribution of the beer business to Crown Imports. As Crown Imports began selling and importing in the 50 states of the United States of America, the District of Columbia and Guam on January 2, 2007, it was necessary to increase inventory levels in order to ensure there were adequate inventory levels to support the additional territories. The decrease in prepaid expenses and other current assets is primarily due to a decrease in prepaid marketing expense due to the settlement of the outstanding marketing accrual in connection with the Company's prior Mexican beers distribution agreement noted above.

Investing Activities Net cash used in investing activities for Fiscal 2007 was $1,197.1 million, which resulted primarily from $1,093.7 million for the purchase of a business and $192.0 million of capital expenditures, partially offset by $55.1 million of proceeds from maturity of derivative instrument entered into to fix the U.S. dollar cost of the Vincor Acquisition.

Financing Activities Net cash provided by financing activities for Fiscal 2007 was $925.2 million resulting primarily from proceeds from issuance of long-term debt of $3,705.4 million, net proceeds of $63.4 million from the exercise of employee stock options and net proceeds of $47.1 million from notes payable partially offset by principal payments of long-term debt of $2,786.9 million and purchases of treasury stock of $100.0 million.

Share Repurchase Programs

During February 2006, the Company's Board of Directors replenished a June 1998 Board of Directors authorization to repurchase up to $100.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During Fiscal 2007, the Company repurchased 3,894,978 shares of Class A Common Stock at an aggregate cost of $100.0 million, or at an average cost of $25.67 per share. The Company used revolver borrowings under the June 2006 Credit Agreement to pay the purchase price for these shares. No shares were repurchased during Fiscal 2006. During February 2007, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During Fiscal 2008, the Company repurchased 21,332,468 shares of Class A Common Stock pursuant to this authorization at an aggregate cost of $500.0 million, or an average cost of $23.44 per share, through a combination of open market transactions and an accelerated share repurchase ("ASR") transaction that was announced in May 2007. The repurchased shares include 933,206 shares of Class A Common Stock that were received by the Company in July 2007 in connection with the early termination of the calculation period for the ASR transaction by the counterparty to the ASR transaction. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for the repurchased shares. The repurchased shares have become treasury shares.

Debt

Total debt outstanding as of February 29, 2008, amounted to $5,257.5 million, an increase of $1,072.0 million from February 28, 2007. The ratio of total debt to total capitalization increased to 65.5% as of February 29, 2008, from 55.1% as of February 28, 2007, primarily as a result of the additional borrowings to finance the Svedka Acquisition and the BWE Acquisition, the $500.0 million of share repurchases and the impairment losses of goodwill and intangible assets of $812.2 million.

Senior Credit Facility

2006 Credit Agreement In connection with the Vincor Acquisition, on June 5, 2006, the Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions entered into a new credit agreement (the "June 2006 Credit Agreement"). On February 23, 2007, and on November 19, 2007, the June 2006 Credit Agreement was amended (collectively, the "2007 Amendments"). The June 2006 Credit Agreement together with the 2007 Amendments is referred to as the "2006 Credit Agreement". The 2006 Credit Agreement provides for aggregate credit facilities of $3.9 billion, consisting of a $1.2 billion tranche A term loan facility due in June 2011, a $1.8 billion tranche B term loan facility due in June 2013, and a $900 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million) which terminates in June 2011. Proceeds of the June 2006 Credit Agreement were used to pay off the Company's obligations under its prior senior credit facility, to fund the Vincor Acquisition and to repay certain indebtedness of Vincor. The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes, including working capital, on an as needed basis.

As of February 29, 2008, the required principal repayments of the tranche A term loan and the tranche B term loan for each of the five succeeding fiscal years and thereafter are as follows:

(in millions)	Tranche A Term Loan	Tranche B Term Loan	Total
2009	$ 210.0	$ 2.0	$ 212.0
2010	270.0	4.0	274.0
2011	300.0	4.0	304.0
2012	150.0	4.0	154.0
2013	–	1,426.0	1,426.0
	$930.0	$1,440.0	$2,370.0

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is fixed with respect to the tranche B term loan facility and is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the tranche A term loan facility and the revolving credit facility. As of February 29, 2008, the LIBOR margin for the revolving credit facility and the tranche A term loan facility is 1.25%, while the LIBOR margin on the tranche B term loan facility is 1.50%.

The February 23, 2007, amendment amended the June 2006 Credit Agreement to, among other things, (i) increase the revolving credit facility from $500.0 million to $900.0 million, which increased the aggregate credit facilities from $3.5 billion to $3.9 billion; (ii) increase the aggregate amount of cash payments the Company is permitted to make in respect or on account of its capital stock; (iii) remove certain limitations on the incurrence of senior unsecured indebtedness and the application of proceeds thereof; (iv) increase the maximum permitted total "Debt Ratio" and decrease the required minimum "Interest Coverage Ratio";

and (v) eliminate the "Senior Debt Ratio" covenant and the "Fixed Charges Ratio" covenant. The November 19, 2007, amendment clarified certain provisions governing the incurrence of senior unsecured indebtedness and the application of proceeds thereof under the June 2006 Credit Agreement, as previously amended.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maximum total debt coverage ratios and minimum interest coverage ratios.

As of February 29, 2008, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $930.0 million bearing an interest rate of 5.7%, tranche B term loans of $1,440.0 million bearing an interest rate of 6.6%, revolving loans of $308.0 million bearing an interest rate of 4.4%, outstanding letters of credit of $35.8 million, and $556.2 million in revolving loans available to be drawn.

As of April 25, 2008, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $885.0 million bearing an interest rate of 4.9%, tranche B term loans of $1,440.0 million bearing an interest rate of 4.9%, revolving loans of $354.0 million bearing an interest rate of 4.0%, outstanding letters of credit of $37.1 million, and $508.9 million in revolving loans available to be drawn.

In March 2005, the Company replaced its then outstanding five year interest rate swap agreements with new five year delayed start interest rate swap agreements effective March 1, 2006, which are outstanding as of February 29, 2008. These delayed start interest rate swap agreements extended the original hedged period through fiscal 2010. The swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. The Company received $30.3 million in proceeds from the unwinding of the original swaps. This amount will be reclassified from Accumulated Other Comprehensive Income ("AOCI") ratably into earnings in the same period in which the original hedged item is recorded in the Consolidated Statements of Operations. For Fiscal 2008 and Fiscal 2007, the Company reclassified $7.1 million and $5.9 million, net of income tax effect, respectively, from AOCI to interest expense, net on the Company's Consolidated Statements of Operations. This non-cash operating activity is included in the other, net line in the Company's Consolidated Statements of Cash Flows.

Senior Notes In August 1999, the Company issued $200.0 million aggregate principal amount of 8⅝% Senior Notes due August 2006 (the "August 1999 Senior Notes"). On August 1, 2006, the Company repaid the August 1999 Senior Notes with proceeds from its revolving credit facility under the June 2006 Credit Agreement.

In February 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). On February 15, 2008, the Company repaid the February 2001 Senior Notes with proceeds from its revolving credit facility under the 2006 Credit Agreement.

As of February 29, 2008, the Company had outstanding £1.0 million ($2.0 million) aggregate principal amount of 8½% Series B Senior Notes due November 2009 (the "Sterling Series B Senior Notes"). In addition, as of February 29, 2008, the Company had outstanding £154.0 million ($306.1 million, net of $0.2 million unamortized discount) aggregate principal amount of 8½% Series C Senior Notes due November 2009 (the "Sterling Series C Senior Notes"). The Sterling Series B Senior Notes and Sterling Series C Senior Notes are currently redeemable, in whole or in part, at the option of the Company.

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7¼% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's June 2006 Credit Agreement. The August 2006 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury Rate plus 50 basis points. As of February 29, 2008, the Company had outstanding $693.9 million (net of $6.1 million unamortized discount) aggregate principal amount of August 2006 Senior Notes.

On May 14, 2007, the Company issued $700.0 million aggregate principal amount of 7¼% Senior Notes due May 2017 (the "Original May 2007 Senior Notes"). The net proceeds of the offering ($693.9 million) were used to reduce a corresponding amount of borrowings under the revolving portion of the Company's 2006 Credit Agreement. The Original May 2007 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date, plus a make whole payment based on the present value of the future payments at the applicable Treasury Rate plus 50 basis points. In January 2008, the Company exchanged $700.0 million aggregate principal amount of 7¼% Senior Notes due May 2017 (the "May 2007 Senior Notes") for all of the Original May 2007 Senior Notes. The terms of the May 2007 Senior Notes are substantially identical in all material respects to the Original May 2007 Senior Notes, except that the May 2007 Senior Notes are registered under the Securities Act of 1933, as amended. As of February 29, 2008, the Company had outstanding $700.0 million aggregate principal amount of May 2007 Senior Notes.

On December 5, 2007, the Company issued $500.0 million aggregate principal amount of 8⅜% Senior Notes due December 2014 at an issuance price of $496.7 million (net of $3.3 million unamortized discount, with an effective interest rate of 8.5%) (the "December 2007 Senior Notes"). The net proceeds of the offering ($492.2 million) were used to fund a portion of the purchase price of BWE. The December 2007 Senior Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount, plus a make whole payment based on the present value of the remaining scheduled payments of principal and interest on the notes at a discount rate equal to the Treasury Rate plus 50 basis points. As of February 29, 2008, the Company had outstanding $496.8 million (net of $3.2 million unamortized discount) aggregate principal amount of December 2007 Senior Notes.

Senior Subordinated Notes As of February 29, 2008, the Company had outstanding $250.0 million aggregate principal amount of 8⅛% Senior Subordinated Notes due January 2012 (the "January 2002 Senior Subordinated Notes"). The January 2002 Senior Subordinated Notes are currently redeemable, in whole or in part, at the option of the Company.

Subsidiary Credit Facilities In addition to the above arrangements, the Company has additional credit arrangements totaling $397.0 million as of February 29, 2008. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 29, 2008, amounts outstanding under these arrangements were $130.7 million.

Contractual Obligations and Commitments

The following table sets forth information about the Company's long-term contractual obligations outstanding at February 29, 2008. It brings together data for easy reference from the consolidated balance sheet and from individual notes to the Company's consolidated financial statements. See Notes 8, 9, 10, 11, 12, and 13 to the Company's consolidated financial statements in this Annual Report for detailed discussion of items noted in the following table.

	Payments Due by Period				
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations					
Notes payable to banks	$ 379.5	$ 379.5	$ –	$ –	$ –
Interest payments on notes payable to banks[1]	18.2	18.2	–	–	–
Long-term debt (excluding unamortized discount)	4,887.5	229.3	921.5	1,121.4	2,615.3
Interest payments on long-term debt[2]	1,757.4	314.1	490.7	421.6	531.0
Operating leases	706.2	80.4	127.7	99.4	398.7
Other long-term liabilities[3]	385.6	139.3	126.7	40.1	79.5
Unconditional purchase obligations[4]	3,182.0	546.6	843.1	467.9	1,324.4
Total contractual obligations	$11,316.4	$1,707.4	$2,509.7	$2,150.4	$4,948.9

(1) Interest payments on notes payable to banks include interest on both revolving loans under the Company's senior credit facility and on foreign subsidiary facilities. The weighted average interest rate on the revolving loans under the Company's senior credit facility was 4.4% as of February 29, 2008. Interest rates on foreign subsidiary facilities range from 1.9% to 8.7% as of February 29, 2008.

(2) Interest rates on long-term debt obligations range from 4.4% to 8.5%. Interest payments on long-term debt obligations include amounts associated with the Company's outstanding interest rate swap agreements to fix LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt. Interest payments on long-term debt do not include interest related to capital lease obligations or certain foreign credit arrangements, which represent approximately 1.2% of the Company's total long-term debt, as amounts are not material.

(3) Other long-term liabilities include $25.9 million associated with expected payments for unrecognized tax benefit liabilities as of February 29, 2008, including $5.5 million in the less than one year period. The payments are reflected in the period in which the Company believes they will ultimately be settled based on the Company's experience in these matters. Other long-term liabilities do not include payments for unrecognized tax benefit liabilities of $105.2 million due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefit liabilities. In addition, other long-term liabilities do not include expected payments for interest and penalties associated with unrecognized tax benefit liabilities as amounts are not material. See Note 10 to the Company's consolidated financial statements in this Annual Report for a detailed discussion of these items.

(4) Total unconditional purchase obligations consist of $17.3 million for contracts to purchase various spirits over the next four fiscal years, $3,071.7 million for contracts to purchase grapes over the next seventeen fiscal years, $62.2 million for contracts to purchase bulk wine over the next five fiscal years and $30.8 million for processing contracts over the next four fiscal years. See Note 13 to the Company's consolidated financial statements in this Annual Report for a detailed discussion of these items.

Capital Expenditures

During Fiscal 2008, the Company incurred $143.8 million for capital expenditures. The Company plans to spend from $150 million to $170 million for capital expenditures in Fiscal 2009. In addition, the Company continues to consider the purchase, lease and development of vineyards and may incur additional expenditures for vineyards if opportunities become available. See "Business – Sources and Availability of Raw Materials" in this Annual Report. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

Effects of Inflation and Changing Prices

The Company's results of operations and financial condition have not been significantly affected by inflation and changing prices. The Company has been able, subject to normal competitive conditions, to pass along rising costs through increased selling prices and identifying on-going cost savings initiatives. There can be no assurances, however, that the Company will continue to be able to pass along rising costs through increased selling prices.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in Note 1 to the Company's consolidated financial statements in this Annual Report. However, certain of the Company's accounting policies are particularly important to the portrayal of the Company's financial position and results of operations and require the application of significant judgment by the Company's management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, the Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company's historical experience, the Company's observance of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. On an ongoing basis, the Company reviews its estimates to ensure that they appropriately reflect changes in the Company's business. The Company's critical accounting policies include:

- *Accounting for promotional activities.* Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. Certain customer incentive programs require management to estimate the cost of those programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. If assumptions included in the Company's estimates were to change or market conditions were to change, then material incremental reductions to revenue could be required, which would have a material adverse impact on the Company's financial statements. Promotional costs were $733.7 million, $635.6 million and $501.9 million for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. Accrued promotion costs were $143.9 million and $150.3 million as of February 29, 2008, and February 28, 2007, respectively.

- *Inventory valuation.* Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which could result in material additional expense to the Company and have a material adverse impact on the Company's financial statements. Inventories were $2,179.5 million and $1,948.1 million as of February 29, 2008, and February 28, 2007, respectively.

- *Accounting for business combinations.* The acquisition of businesses is an important element of the Company's strategy. Under the purchase method, the Company is required to record the net assets acquired at the estimated fair value at the date of acquisition. The determination of the fair value of the assets acquired and liabilities assumed requires the Company to make estimates and assumptions that affect the Company's financial statements. For example, the Company's acquisitions typically result in goodwill and other intangible assets; the value and estimated life of those assets may affect the amount of future period amortization expense for intangible assets with finite lives as well as possible impairment charges that may be incurred. Amortization expense for amortizable intangible assets was $4.8 million, $2.8 million and $1.9 million for Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. Amortizable intangible assets were $68.5 million and $39.3 million as of February 29, 2008, and February 28, 2007, respectively.

- *Impairment of goodwill and intangible assets with indefinite lives.* Intangible assets with indefinite lives consist primarily of trademarks as well as agency relationships. The Company is required to analyze its goodwill and other intangible assets with indefinite lives for impairment on an annual basis as well as when events and circumstances indicate that an impairment may have occurred. Certain factors that may occur and indicate that an impairment exists include, but are not limited to, operating results that are lower than expected and adverse industry or market economic trends. The impairment testing requires management to estimate the fair value of the assets or reporting unit and record an impairment loss for the excess of the carrying value over the fair value. The estimate of fair value of the assets is generally determined on the basis of discounted future cash flows. The estimate of fair value of the reporting unit is generally determined on the basis of discounted future cash flows supplemented by the market approach. In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment loss for these assets. The recording of any resulting impairment loss could have a material adverse impact on the Company's financial statements. The most significant assumptions used in the discounted future cash flows calculation to determine the fair value of the Company's reporting units and the fair value of intangible assets with indefinite lives in connection with impairment testing are: (i) the discount rate, (ii) the expected long-term growth rate and (iii) the annual cash flow projections.

If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of goodwill, then the changes individually, for only the discount rate and the expected long-term growth rate, would have resulted in the carrying value of the net assets of two of the reporting units, including their goodwill, exceeding their fair value, which would indicate the potential for impairment and the requirement to measure the amount of impairment, if any. If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of intangible assets with indefinite lives, then each change individually would not have resulted in any unit of accounting's carrying value exceeding its fair value. For this sensitivity analysis, the Company excluded reporting units and units of accounting acquired during Fiscal 2008.

In the fourth quarter of fiscal 2008, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. As a result of this analysis, the Company concluded that the carrying amounts of goodwill assigned to the Constellation Wines segment's Australian and U.K. reporting units exceeded their implied fair values and recorded impairment losses of $599.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statement of Operations. No impairment losses were recorded for Fiscal 2007 and Fiscal 2006. Goodwill was $3,123.9 million and $3,083.9 million as of February 29, 2008, and February 28, 2007, respectively.

In addition, during the fourth quarter of fiscal 2008, the Company performed its review of indefinite lived intangible assets for impairment. The Company determined that certain intangible assets associated with the Constellation Wines segment, primarily trademarks, were impaired. Accordingly, the Company recorded additional impairment losses of $204.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statement of Operations. The Company recorded an immaterial impairment loss for Fiscal 2007 for intangible assets with indefinite lives associated with assets held-for-sale. No impairment loss for intangible assets with indefinite lives was recorded in Fiscal 2006. Intangible assets with indefinite lives were $1,121.5 million and $1,096.1 million as of February 29, 2008, and February 28, 2007, respectively.

- *Accounting for Stock-Based Compensation.* The Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method on March 1, 2006. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is calculated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from stock-based payment arrangements. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, which provided supplemental implementation guidance for SFAS No. 123(R). The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its awards granted after March 1, 2006. The calculation of fair value of stock-based awards requires the input of assumptions, including the expected term of the stock-based awards and the associated stock price volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, then stock-based compensation expense could be materially different in the future. If the Company used an expected term for its stock-based awards that was one year longer, the fair value of stock-based awards granted during Fiscal 2008 and Fiscal 2007 would have increased by $14.2 million, resulting in an increase of $3.0 million of stock-based compensation expense for Fiscal 2008. If the Company used an expected term of the stock-based awards that was one year shorter, the fair value of the stock-based awards granted during Fiscal 2008 and Fiscal 2007 would have decreased by $17.5 million, resulting in a decrease of $3.1 million of stock-based compensation expense for Fiscal 2008. The total amount of stock-based compensation recognized under SFAS No. 123(R) for Fiscal 2008 was $33.6 million, of which $30.4 million was expensed for Fiscal 2008 and $3.2 million was capitalized in inventory as of

February 29, 2008. The total amount of stock-based compensation recognized under SFAS No. 123(R) for Fiscal 2007 was $18.1 million, of which $16.5 million was expensed for Fiscal 2007 and $1.6 million was capitalized in inventory as of February 28, 2007.

Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS No. 157 for fiscal years and interim periods beginning March 1, 2008. The adoption of SFAS No. 157 on March 1, 2008, did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted this provision of SFAS No. 158 and provided the required disclosures as of February 28, 2007. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of the company's fiscal year-end (with limited exceptions), which provision the Company is required to adopt as of February 28, 2009. The Company uses a December 31 measurement date for its defined benefit pension and other post-retirement plans and has elected to transition to a fiscal year-end measurement date utilizing the second alternative prescribed by SFAS No. 158. Accordingly, on March 1, 2008, the Company recognized adjustments to its opening retained earnings, accumulated other comprehensive income, net of income tax effect, and pension and other post-retirement plan assets or liabilities. These adjustments did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 allows companies to choose to measure eligible items at fair value at specified election dates. The Company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. The Company is required to adopt SFAS No. 159 for fiscal years beginning March 1, 2008. The adoption of SFAS No. 159 on March 1, 2008, did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS No. 141(R)"), "Business Combinations." SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after March 1, 2009. Earlier adoption is prohibited.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS No. 160"), "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 amends Accounting Research Bulletin No. 51 ("ARB No. 51"), "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141(R). In addition, SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is required to adopt SFAS No. 160 for fiscal years beginning March 1, 2009. Earlier adoption is prohibited. The Company is currently assessing the financial impact of SFAS No. 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The Company is required to adopt SFAS No. 161 for its interim period beginning December 1, 2008, with earlier application encouraged. The Company is currently assessing the financial impact of SFAS No. 161 on its consolidated financial statements.

Cautionary Information Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this Annual Report, including without limitation the statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding (i) the Company's business strategy, future financial position, prospects, plans and objectives of management, (ii) the Company's expected purchase price allocations, restructuring charges, accelerated depreciation, acquisition-related integration costs, and other costs, and (iii) information concerning expected actions of third parties are forward-looking statements. When used in this Annual Report, the words "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company contained in this Annual Report are also subject to the risk and uncertainty that the Company's purchase price allocations, restructuring charges, accelerated depreciation, acquisition-related integration costs, and other costs may vary materially from current expectations due to, among other reasons, variations in anticipated headcount reductions, contract terminations, equipment relocation or costs of implementation. Additional important factors that could cause actual results to differ materially from those set forth in, or implied, by the Company's forward-looking statements contained in this Annual Report are as follows:

- The Company's indebtedness could have a material adverse effect on its financial health.
- The Company's acquisition and joint venture strategies may not be successful.
- Competition could have a material adverse effect on the Company's business.
- An increase in import and excise duties or other taxes or government regulations could have a material adverse effect on the Company's business.
- The Company relies on the performance of wholesale distributors, major retailers and chains for the success of its business.
- The Company's business could be adversely affected by a decline in the consumption of products the Company sells.
- The Company generally purchases raw materials under short-term supply contracts, and the Company is subject to substantial price fluctuations for grapes and grape-related materials, and the Company has a limited group of suppliers of glass bottles.
- The Company's operations subject it to risks relating to currency rate fluctuations, interest rate fluctuations and geopolitical uncertainty which could have a material adverse effect on the Company's business.
- The Company has a material amount of intangible assets, such as goodwill and trademarks, and if the Company is required to write-down any of these intangible assets, it would reduce the Company's net income, which in turn could have a material adverse effect on the Company's results of operations.
- The termination of the Company's joint venture with Modelo relating to importing, marketing and selling imported beer could have a material adverse effect on the Company's business.
- Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect the Company's business.
- The Company depends upon its trademarks and proprietary rights, and any failure to protect its intellectual property rights or any claims that the Company is infringing upon the rights of others may adversely affect the Company's competitive position and brand equity.
- Contamination could harm the integrity or customer support for the Company's brands and adversely affect the sales of those products.
- An increase in the cost of energy or the cost of environmental regulatory compliance could affect the Company's profitability.
- The Company's reliance upon complex information systems distributed worldwide and its reliance upon third party global networks means the Company could experience interruptions to its business services.
- Changes in accounting standards and taxation requirements could affect the Company's financial results.
- Various diseases, pests and certain weather conditions could affect quality and quantity of grapes or other agricultural raw materials.

For additional information about risks and uncertainties that could adversely affect the Company's forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 29, 2008.

Quantitative and Qualitative Disclosures About Market Risk

The Company, as a result of its global operating, acquisition and financing activities, is exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage the volatility relating to these risks, the Company periodically purchases and/or sells derivative instruments including foreign currency exchange contracts and interest rate swap agreements. The Company uses derivative instruments solely to reduce the financial impact of these risks and does not use derivative instruments for trading purposes.

Foreign currency derivative contracts are or may be used to hedge existing foreign currency denominated assets and liabilities, forecasted foreign currency denominated sales both to third parties as well as intercompany sales, intercompany principal and interest payments, and in connection with acquisitions or joint venture investments outside the U.S. As of February 29, 2008, the Company had exposures to foreign currency risk primarily related to the Australian dollar, euro, New Zealand dollar, British pound sterling, Canadian dollar and Mexican peso.

As of February 29, 2008, and February 28, 2007, the Company had outstanding foreign exchange derivative instruments with a notional value of $2,473.5 million and $2,383.3 million, respectively. Approximately 70% of the Company's total exposures were hedged as of February 29, 2008. Using a sensitivity analysis based on estimated fair value of open contracts using forward rates, if the contract base currency had been 10% weaker as of February 29, 2008, and February 28, 2007, the fair value of open foreign exchange contracts would have been decreased by $156.5 million and $161.8 million, respectively. Losses or gains from the revaluation or settlement of the related underlying positions would substantially offset such gains or losses on the derivative instruments.

The fair value of fixed rate debt is subject to interest rate risk, credit risk and foreign currency risk. The estimated fair value of the Company's total fixed rate debt, including current maturities, was $2,507.2 million and $1,589.3 million as of February 29, 2008, and February 28, 2007, respectively. A hypothetical 1% increase from prevailing interest rates as of February 29, 2008, and February 28, 2007, would have resulted in a decrease in fair value of fixed interest rate long-term debt by $124.7 million and $69.6 million, respectively.

As of February 29, 2008, and February 28, 2007, the Company had outstanding interest rate swap agreements to minimize interest rate volatility. The swap agreements fix LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% through fiscal 2010. A hypothetical 1% increase from prevailing interest rates as of February 29, 2008, and February 28, 2007, would have increased the fair value of the interest rate swaps by $23.6 million and $36.7 million, respectively.

In addition to the $2,507.2 million and $1,589.3 million estimated fair value of fixed rate debt outstanding as of February 29, 2008, and February 28, 2007, respectively, the Company also had variable rate debt outstanding (primarily LIBOR based) as of February 29, 2008, and February 28, 2007, of $2,749.5 million and $2,688.7 million, respectively. Using a sensitivity analysis based on a hypothetical 1% increase in prevailing interest rates over a 12-month period, the approximate increase in cash required for interest as of February 29, 2008, and February 28, 2007, is $27.5 million and $26.9 million, respectively.

Consolidated Balance Sheets

(in millions, except share and per share data)	February 29, 2008	February 28, 2007
ASSETS		
Current Assets:		
Cash and cash investments	$ 20.5	$ 33.5
Accounts receivable, net	731.6	881.0
Inventories	2,179.5	1,948.1
Prepaid expenses and other	267.4	160.7
Total current assets	3,199.0	3,023.3
Property, Plant and Equipment, net	2,035.0	1,750.2
Goodwill	3,123.9	3,083.9
Intangible Assets, net	1,190.0	1,135.4
Other Assets, net	504.9	445.4
Total assets	$10,052.8	$9,438.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable to banks	$ 379.5	$ 153.3
Current maturities of long-term debt	229.3	317.3
Accounts payable	349.4	376.1
Accrued excise taxes	62.4	73.7
Other accrued expenses and liabilities	697.7	670.7
Total current liabilities	1,718.3	1,591.1
Long-Term Debt, less current maturities	4,648.7	3,714.9
Deferred Income Taxes	535.8	474.1
Other Liabilities	384.1	240.6
Commitments and Contingencies (Note 13)		
Stockholders' Equity:		
Preferred Stock, $.01 par value – Authorized, 1,000,000 shares; Issued, none at February 29, 2008, and February 28, 2007	–	–
Class A Common Stock, $.01 par value – Authorized, 315,000,000 shares; Issued, 221,296,639 shares at February 29, 2008, and 219,090,309 shares at February 28, 2007	2.2	2.2
Class B Convertible Common Stock, $.01 par value – Authorized, 30,000,000 shares; Issued, 28,782,954 shares at February 29, 2008, and 28,831,138 shares at February 28, 2007	0.3	0.3
Class 1 Common Stock, $.01 par value – Authorized, 15,000,000 shares; Issued, none at February 29, 2008, and February 28, 2007	–	–
Additional paid-in capital	1,344.0	1,271.1
Retained earnings	1,306.0	1,919.3
Accumulated other comprehensive income	736.0	349.1
	3,388.5	3,542.0
Less-Treasury stock –		
Class A Common Stock, 29,020,781 shares at February 29, 2008, and 8,046,370 shares at February 28, 2007, at cost	(620.4)	(122.3)
Class B Convertible Common Stock, 5,005,800 shares at February 29, 2008, and February 28, 2007, at cost	(2.2)	(2.2)
	(622.6)	(124.5)
Total stockholders' equity	2,765.9	3,417.5
Total liabilities and stockholders' equity	$10,052.8	$9,438.2

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

(in millions, except per share data)	For the Years Ended February 29, 2008	February 28, 2007	February 28, 2006
Sales	**$ 4,885.1**	$ 6,401.8	$ 5,707.0
Less – Excise taxes	**(1,112.1)**	(1,185.4)	(1,103.5)
Net sales	**3,773.0**	5,216.4	4,603.5
Cost of Product Sold	**(2,491.5)**	(3,692.5)	(3,278.9)
Gross profit	**1,281.5**	1,523.9	1,324.6
Selling, General and Administrative Expenses	**(807.3)**	(768.8)	(612.4)
Impairment of Goodwill and Intangible Assets	**(812.2)**	-	-
Acquisition-Related Integration Costs	**(11.8)**	(23.6)	(16.8)
Restructuring and Related Charges	**(6.9)**	(32.5)	(29.3)
Operating (loss) income	**(356.7)**	699.0	666.1
Equity in Earnings of Equity Method Investees	**257.9**	49.9	0.8
Interest Expense, net	**(341.8)**	(268.7)	(189.6)
Gain on Change in Fair Value of Derivative Instruments	**-**	55.1	-
(Loss) income before income taxes	**(440.6)**	535.3	477.3
Provision for Income Taxes	**(172.7)**	(203.4)	(152.0)
Net (Loss) Income	**(613.3)**	331.9	325.3
Dividends on preferred stock	**-**	(4.9)	(9.8)
(Loss) Income Available to Common Stockholders	**$ (613.3)**	$ 327.0	$ 315.5
Share Data:			
(Loss) earnings per common share:			
Basic – Class A Common Stock	**$ (2.83)**	$ 1.44	$ 1.44
Basic – Class B Common Stock	**$ (2.57)**	$ 1.31	$ 1.31
Diluted – Class A Common Stock	**$ (2.83)**	$ 1.38	$ 1.36
Diluted – Class B Common Stock	**$ (2.57)**	$ 1.27	$ 1.25
Weighted average common shares outstanding:			
Basic – Class A Common Stock	**195.135**	204.966	196.907
Basic – Class B Common Stock	**23.812**	23.840	23.904
Diluted – Class A Common Stock	**195.135**	239.772	238.707
Diluted – Class B Common Stock	**23.812**	23.840	23.904

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, February 28, 2005	$ –	$2.0	$0.3	$1,097.1	$1,276.8	$ 431.8	$(28.1)	$2,779.9
Comprehensive income:								
Net income for Fiscal 2006	–	–	–	–	325.3	–	–	325.3
Other comprehensive income (loss), net of income tax effect:								
Foreign currency translation adjustments	–	–	–	–	–	(159.2)	–	(159.2)
Unrealized gain (loss) on cash flow hedges:								
Net derivative gains	–	–	–	–	–	0.1	–	0.1
Reclassification adjustments	–	–	–	–	–	(6.4)	–	(6.4)
Net loss recognized in other comprehensive income								(6.3)
Minimum pension liability adjustment	–	–	–	–	–	(18.9)	–	(18.9)
Other comprehensive loss, net of income tax effect								(184.4)
Comprehensive income								140.9
Conversion of 102,922 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 3,662,997 Class A stock options	–	–	–	31.3	–	–	–	31.3
Employee stock purchases of 342,129 treasury shares	–	–	–	4.4	–	–	1.9	6.3
Acceleration of 5,130,778 Class A stock options	–	–	–	7.3	–	–	–	7.3
Dividend on Preferred Shares	–	–	–	–	(9.8)	–	–	(9.8)
Issuance of 7,150 restricted Class A Common shares	–	–	–	–	–	–	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.2	–	–	–	0.2
Tax benefit on Class A stock options exercised	–	–	–	19.0	–	–	–	19.0
Tax benefit on disposition of employee stock purchases	–	–	–	0.1	–	–	–	0.1
Other	–	–	–	–	–	–	–	–
Balance, February 28, 2006	$ –	$2.0	$0.3	$1,159.4	$1,592.3	$ 247.4	$(26.2)	$2,975.2

Table continued on facing page.

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, February 28, 2006	$ –	$2.0	$0.3	$1,159.4	$1,592.3	$ 247.4	$ (26.2)	$2,975.2
Comprehensive income:								
Net income for Fiscal 2007	–	–	–	–	331.9	–	–	331.9
Other comprehensive income (loss), net of income tax effect:								
Foreign currency translation adjustments	–	–	–	–	–	132.1	–	132.1
Unrealized loss on cash flow hedges:								
Net derivative losses	–	–	–	–	–	(7.3)	–	(7.3)
Reclassification adjustments	–	–	–	–	–	(10.4)	–	(10.4)
Net loss recognized in other comprehensive income								(17.7)
Minimum pension liability adjustment	–	–	–	–	–	(3.4)	–	(3.4)
Other comprehensive loss, net of income tax effect								111.0
Comprehensive income								442.9
Adjustments to initially apply SFAS No. 158, net of income tax effect	–	–	–	–	–	(9.3)	–	(9.3)
Repurchase of 3,894,978 Class A Common shares	–	–	–	–	–	–	(100.0)	(100.0)
Conversion of 32,000 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 5,423,708 Class A stock options	–	0.1	–	63.6	–	–	–	63.7
Employee stock purchases of 318,137 treasury shares	–	–	–	4.1	–	–	1.8	5.9
Stock-based employee compensation	–	–	–	17.9	–	–	–	17.9
Dividend on Preferred shares	–	–	–	–	(4.9)	–	–	(4.9)
Conversion of 170,500 Mandatory Convertible Preferred shares	–	0.1	–	(0.1)	–	–	–	–
Issuance of 8,614 restricted Class A Common shares	–	–	–	–	–	–	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.1	–	–	–	0.1
Tax benefit on Class A stock options exercised	–	–	–	26.0	–	–	–	26.0
Tax benefit on disposition of employee stock purchases	–	–	–	0.1	–	–	–	0.1
Other	–	–	–	–	–	–	(0.1)	(0.1)
Balance, February 28, 2007	$ –	$2.2	$0.3	$1,271.1	$1,919.3	$ 349.1	$(124.5)	$3,417.5

Table continued on next page.

(in millions, except share data)	Preferred Stock	Common Stock Class A	Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, February 28, 2007	$ –	$ 2.2	$ 0.3	$ 1,271.1	$ 1,919.3	$ 349.1	$ (124.5)	$ 3,417.5
Comprehensive loss:								
Net loss for Fiscal 2008	–	–	–	–	(613.3)	–	–	(613.3)
Other comprehensive income (loss), net of income tax effect:								
Foreign currency translation adjustments	–	–	–	–	–	412.2	–	412.2
Unrealized loss on cash flow hedges:								
Net derivative losses	–	–	–	–	–	(23.6)	–	(23.6)
Reclassification adjustments	–	–	–	–	–	(3.1)	–	(3.1)
Net loss recognized in other comprehensive income								(26.7)
Pension:								
Net actuarial losses	–	–	–	–	–	(4.1)	–	(4.1)
Reclassification adjustments	–	–	–	–	–	5.5	–	5.5
Net gain recognized in other comprehensive income								1.4
Other comprehensive loss, net of income tax effect								386.9
Comprehensive loss								(226.4)
Repurchase of 21,332,468 Class A Common shares	–	–	–	–	–	–	(500.0)	(500.0)
Conversion of 48,184 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 2,158,146 Class A stock options	–	–	–	20.3	–	–	–	20.3
Employee stock purchases of 344,331 treasury shares	–	–	–	4.4	–	–	1.8	6.2
Stock-based employee compensation	–	–	–	33.6	–	–	–	33.6
Issuance of 13,726 restricted Class A Common shares	–	–	–	(0.1)	–	–	0.1	–
Amortization of unearned restricted stock compensation	–	–	–	0.3	–	–	–	0.3
Tax benefit on Class A stock options exercised	–	–	–	14.4	–	–	–	14.4
Tax benefit on disposition of employee stock purchases	–	–	–	–	–	–	–	–
Balance, February 29, 2008	$ –	$2.2	$0.3	$1,344.0	$1,306.0	$736.0	$(622.6)	$2,765.9

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)	For the Years Ended February 29, 2008	February 28, 2007	February 28, 2006
Cash Flows from Operating Activities:			
Net (loss) income	**$ (613.3)**	$ 331.9	$ 325.3
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Impairment of goodwill and intangible assets	**812.2**	-	-
Depreciation of property, plant and equipment	**154.7**	131.7	119.9
Deferred tax provision	**98.0**	52.7	30.1
Loss on disposal of business	**34.6**	16.9	-
Stock-based compensation expense	**32.0**	16.5	7.5
Equity in earnings of equity method investees, net	**20.7**	(41.0)	(10.3)
Amortization of intangible and other assets	**11.2**	7.6	8.2
Loss on disposal or impairment of long-lived assets, net	**1.8**	12.5	2.2
Noncash portion of loss on extinguishment of debt	**-**	11.8	-
Gain on change in fair value of derivative instruments	**-**	(55.1)	-
Proceeds from early termination of derivative contracts	**-**	-	48.8
Change in operating assets and liabilities, net of effects from purchases and sales of businesses:			
Accounts receivable, net	**56.2**	(6.3)	44.2
Inventories	**(37.8)**	(85.1)	(121.9)
Prepaid expenses and other current assets	**(5.8)**	44.3	7.2
Accounts payable	**16.3**	34.3	(1.2)
Accrued excise taxes	**2.4**	1.0	4.0
Other accrued expenses and liabilities	**(34.2)**	(157.2)	(35.1)
Other, net	**(29.2)**	(3.3)	(13.5)
Total adjustments	**1,133.1**	(18.7)	110.7
Net cash provided by operating activities	**519.8**	313.2	436.0
Cash Flows from Investing Activities:			
Purchases of businesses, net of cash acquired	**(1,302.0)**	(1,093.7)	(45.9)
Purchases of property, plant and equipment	**(143.8)**	(192.0)	(132.5)
Investment in equity method investee	**(4.6)**	-	(2.7)
Payment of accrued earn-out amount	**(4.0)**	(3.6)	(3.1)
Proceeds from formation of joint venture	**185.6**	-	-
Proceeds from sales of businesses	**136.5**	28.4	17.9
Proceeds from sales of assets	**19.4**	9.8	119.7
Proceeds from maturity of derivative instrument	**-**	55.1	-
Proceeds from sales of equity method investment	**-**	-	35.9
Other investing activities	**-**	(1.1)	(4.9)
Net cash used in investing activities	**(1,112.9)**	(1,197.1)	(15.6)
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt	**1,212.9**	3,705.4	9.6
Net proceeds from notes payable	**219.4**	47.1	63.8
Exercise of employee stock options	**20.6**	63.4	31.5
Excess tax benefits from stock-based payment awards	**11.3**	21.4	-
Proceeds from employee stock purchases	**6.2**	5.9	6.3
Purchases of treasury stock	**(500.0)**	(100.0)	-
Principal payments of long-term debt	**(374.9)**	(2,786.9)	(527.6)
Payment of financing costs of long-term debt	**(10.6)**	(23.8)	-
Payment of preferred stock dividends	**-**	(7.3)	(9.8)
Net cash provided by (used in) financing activities	**584.9**	925.2	(426.2)
Effect of exchange rate changes on cash and cash investments	**(4.8)**	(18.7)	(0.9)
Net (Decrease) Increase in Cash and Cash Investments	**(13.0)**	22.6	(6.7)
Cash and Cash Investments, beginning of year	**33.5**	10.9	17.6
Cash and Cash Investments, end of year	**$ 20.5**	$ 33.5	$ 10.9
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 328.6**	$ 220.8	$ 198.9
Income taxes	**$ 38.9**	$ 153.5	$ 42.9
Supplemental Disclosures of Noncash Investing and Financing Activities:			
Fair value of assets acquired, including cash acquired	**$1,448.7**	$ 1,775.0	$ 49.5
Liabilities assumed	**(141.2)**	(648.2)	(1.3)
Net assets acquired	**1,307.5**	1,126.8	48.2
Plus - settlement of note payable	**-**	2.3	-
Less - note payable issuance	**(2.7)**	-	(2.3)
Less - direct acquisition costs accrued or previously paid	**(0.8)**	(0.4)	-
Less - cash acquired	**(2.0)**	(35.0)	-
Net cash paid for purchases of businesses	**$1,302.0**	$ 1,093.7	$ 45.9
Investment in Joint Venture	**$ -**	$ 124.4	$ -

The accompanying notes are an integral part of these statements.

1 Summary of Significant Accounting Policies:

Description of business – Constellation Brands, Inc. and its subsidiaries (the "Company") operate primarily in the beverage alcohol industry. The Company is a leading international producer and marketer of beverage alcohol with a broad portfolio of brands across the wine, spirits and imported beer categories. The Company has the largest wine business in the world and is the largest multi-category supplier of beverage alcohol in the United States ("U.S."); a leading producer and exporter of wine from Australia and New Zealand; the largest producer and marketer of wine in Canada; and a major supplier of beverage alcohol in the United Kingdom ("U.K."). In North America, the Company distributes its products through wholesale distributors. In addition, the Company imports, markets and sells the Modelo Brands (as defined in Note 7) and certain other imported beer brands through the Company's joint venture, Crown Imports (as defined in Note 7). In Australia, the Company distributes its products directly to off-premise accounts, such as major retail chains, on-premise accounts, such as hotels and restaurants, and large wholesalers. In the U.K., the Company distributes its products directly to off-premise accounts, such as major retail chains, and to other wholesalers and, through its investment in Matthew Clark (as defined in Note 7), the Company distributes its branded products and those of other major drinks companies to on-premise accounts: pubs, clubs, hotels and restaurants.

Principles of consolidation – The consolidated financial statements of the Company include the accounts of the Company and its majority-owned subsidiaries and entities in which the Company has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if the Company owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

Equity investments – If the Company is not required to consolidate its investment in another company, the Company uses the equity method if the Company can exercise significant influence over the other company. Under the equity method, investments are carried at cost, plus or minus the Company's equity in the increases and decreases in the investee's net assets after the date of acquisition and certain other adjustments. The Company's share of the net income or loss of the investee is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. Dividends received from the investee reduce the carrying amount of the investment. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. The Company recorded an impairment loss on its investment in Ruffino S.r.l ("Ruffino") of $15.1 million for the year ended February 29, 2008. This impairment loss is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. No instances of impairment were noted on the Company's equity method investments for the years ended February 28, 2007, and February 28, 2006.

Management's use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – Sales are recognized when title passes to the customer, which is generally when the product is shipped. Amounts billed to customers for shipping and handling are classified as sales. Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates.

Cost of product sold – The types of costs included in cost of product sold are raw materials, packaging materials, manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges and outbound shipping and handling costs, purchasing and receiving costs, inspection costs, warehousing and internal transfer costs.

Selling, general and administrative expenses – The types of costs included in selling, general and administrative expenses consist predominately of advertising and non-manufacturing administrative and overhead costs. Distribution network costs are not included in the Company's selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at February 29, 2008, and February 28, 2007, were not material. Advertising expense for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, was $180.4 million, $182.7 million and $142.4 million, respectively.

Foreign currency translation – The "functional currency" of the Company's subsidiaries outside the U.S. is the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss) ("AOCI"). Gains or losses resulting from foreign currency denominated transactions are included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Aggregate foreign currency transaction net (losses) gains were ($15.3) million, ($9.9) million and $5.1 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively.

Cash investments – Cash investments consist of highly liquid investments with an original maturity when purchased of three months or less and are stated at cost, which approximates market value. The amounts at February 29, 2008, and February 28, 2007, are not significant.

Allowance for doubtful accounts – The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. The allowance for doubtful accounts was $7.6 million and $14.4 million as of February 29, 2008, and February 28, 2007, respectively.

Fair value of financial instruments – To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments (such as forwards, options, swaps, etc.) which take into account the present value of estimated future cash flows.

The carrying amount and estimated fair value of the Company's financial instruments are summarized as follows:

	February 29, 2008		February 28, 2007	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash investments	$ 20.5	$ 20.5	$ 33.5	$ 33.5
Accounts receivable	$ 731.6	$ 731.6	$ 881.0	$ 881.0
Currency forward contracts	$ 87.6	$ 87.6	$ 27.4	$ 27.4
Liabilities:				
Notes payable to banks	$ 379.5	$ 379.5	$ 153.3	$ 153.3
Accounts payable	$ 349.4	$ 349.4	$ 376.1	$ 376.1
Long-term debt, including current portion	$4,878.0	$4,877.2	$4,032.2	$4,124.7
Currency forward contracts	$ 81.3	$ 81.3	$ 27.5	$ 27.5
Interest rate swap contracts	$ 57.2	$ 57.2	$ 0.9	$ 0.9

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- *Cash and cash investments, accounts receivable and accounts payable:* The carrying amounts approximate fair value due to the short maturity of these instruments.
- *Currency forward contracts:* The fair value is estimated based on quoted market prices.
- *Interest rate swap contracts:* The fair value is estimated based on quoted market prices.
- *Notes payable to banks:* These instruments are variable interest rate bearing notes for which the carrying value approximates the fair value.
- *Long-term debt:* The senior credit facility is subject to variable interest rates which are frequently reset; accordingly, the carrying value of this debt approximates its fair value. The fair value of the remaining long-term debt, which is all fixed rate, is estimated by discounting cash flows using interest rates currently available for debt with similar terms and maturities.

Derivative instruments – As a multinational company, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect the Company's results of operations and financial condition. The amount of volatility realized will vary based upon the effectiveness and level of derivative instruments outstanding during a particular period of time, as well as the currency and interest rate market movements during that same period.

The Company enters into derivative instruments, primarily interest rate swaps and foreign currency forwards, to manage interest rate and foreign currency risks. In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, the Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The fair values of the Company's derivative instruments change with fluctuations in interest rates and/or currency rates and are expected to offset changes in the values of the underlying exposures. The Company's derivative instruments are held solely to hedge economic exposures. The Company follows strict policies to manage interest rate and foreign currency risks, including prohibitions on derivative market-making or other speculative activities. As of February 29, 2008, and February 28, 2007, the Company had foreign exchange contracts outstanding with a notional value of $2,473.5 million and $2,383.3 million, respectively. In addition, as of February 29, 2008, and February 28, 2007, the Company had interest rate swap agreements outstanding with a notional value of $1,200.0 million (see Note 9).

To qualify for hedge accounting under SFAS No. 133, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risk that is being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness will be measured. The derivative must be highly effective in offsetting either changes in the fair value or cash flows, as appropriate, of the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis based on quantitative measures.

Certain of the Company's derivative instruments do not qualify for SFAS No. 133 hedge accounting treatment; for others, the Company chooses not to maintain the required documentation to apply hedge accounting treatment. These instruments are used to hedge the Company's exposure to fluctuations in the value of foreign currency denominated receivables and payables, foreign currency investments, primarily consisting of loans to subsidiaries, and cash flows related primarily to repatriation of those loans or investments. Forward contracts, generally less than 12 months in duration, are used to hedge some of these risks. The Company's derivative policy permits the use of non-SFAS No. 133 hedging when the hedging instrument is settled within the fiscal quarter or offsets a recognized balance sheet exposure. In these circumstances, the mark to fair value is reported currently through earnings in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Furthermore, when it is determined that a derivative instrument which qualifies for hedge accounting treatment is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company discontinues hedge accounting prospectively when (i) the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) it is no longer probable that the forecasted transaction will occur; or (iv) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Cash flow hedges: The Company is exposed to foreign denominated cash flow fluctuations in connection with sales to third parties, intercompany sales, and intercompany financing arrangements. Foreign currency forward contracts are used to hedge certain of these risks. In addition, the Company utilizes interest rate swaps to manage its exposure to changes in interest rates. Derivatives managing the Company's cash flow exposures generally mature within three years or less, with a maximum maturity of five years. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. In the event the relationship is no longer effective, the fair market value of the hedging derivative instrument is recognized immediately in the Company's Consolidated Statements of Operations. In conjunction with its effectiveness testing, the Company also evaluates ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in the Company's Consolidated Statements of Operations.

The Company records the fair value of its foreign exchange contracts qualifying for cash flow hedge accounting treatment in its consolidated balance sheet with the related gain or loss on those contracts deferred in stockholders' equity (as a component of AOCI). These deferred gains or losses are recognized in the Company's Consolidated Statements of Operations in the same period in which the underlying hedged items are recognized, and on the same line item as the underlying hedged items. However, to the extent that any derivative instrument is not considered to be perfectly effective in offsetting the change in the value of the hedged item, the amount related to the ineffective portion of this derivative instrument is immediately recognized in the Company's Consolidated Statements of Operations in selling, general and administrative expenses.

The Company expects $8.5 million of losses, net of income tax effect, to be reclassified from AOCI to earnings within the next 12 months. The amount of hedge ineffectiveness associated with the Company's designated cash flow hedge instruments recognized in the Company's Consolidated Statements of Operations for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, was not material. All components of the Company's derivative instruments' gains or losses are included in the assessment of hedge effectiveness. In addition, the amount of net gains reclassified into earnings as a result of the discontinuance of cash flow hedge accounting due to the probability that the original forecasted transaction would not occur by the end of the originally specified time period was not material for the years ended February 29, 2008, February 28, 2007, and February 28, 2006.

Fair value hedges: Fair value hedges are hedges that offset the risk of changes in the fair values of recorded assets and liabilities, and firm commitments. The Company records changes in fair value of derivative instruments which are designated and deemed effective as fair value hedges, in earnings offset by the corresponding changes in the fair value of the hedged items. The Company did not designate any derivative instruments as fair value hedges for the years ended February 29, 2008, February 28, 2007, and February 28, 2006.

Net investment hedges: Net investment hedges are hedges that use derivative instruments or non-derivative instruments to hedge the foreign currency exposure of a net investment in a foreign operation. The Company manages currency exposures resulting from its net investments in foreign subsidiaries principally with debt denominated in the related foreign currency. Gains and losses on these instruments are recorded as foreign currency translation adjustments in AOCI. Currently, the Company has designated the Sterling Senior Notes and the Sterling Series C Senior Notes (as defined in Note 9) totaling £155.0 million aggregate principal amount as a hedge against the net investment in the Company's U.K. subsidiary. For the years ended February 29, 2008, February 28, 2007, and February 28, 2006, net (losses) gains of ($3.9) million, ($32.6) million and $25.9 million, respectively, are included in foreign currency translation adjustments within AOCI.

Counterparty credit risk: Counterparty credit risk relates to losses the Company could incur if a counterparty defaults on a derivative contract. The Company manages exposure to counterparty credit risk by requiring specified minimum credit standards and diversification of counterparties. The Company enters into master agreements with its counterparties that allow netting of certain exposures in order to manage this risk. All of the Company's counterpart exposures are with counterparts that have investment grade ratings. The Company has procedures to monitor the credit exposure for both mark to market and future potential exposures.

Inventories – Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead and are classified as follows:

(in millions)	February 29, 2008	February 28, 2007
Raw materials and supplies	$ 115.2	$ 106.5
In-process inventories	1,392.0	1,264.4
Finished case goods	672.3	577.2
	$2,179.5	$1,948.1

A substantial portion of barreled whiskey and brandy will not be sold within one year because of the duration of the aging process. All barreled whiskey and brandy are classified as in-process inventories and are included in current assets, in accordance with industry practice. Bulk wine inventories are also included as in-process inventories within current assets, in accordance with the general practices of the wine industry, although a portion of such inventories may be aged for periods greater than one year. Warehousing, insurance, ad valorem taxes and other carrying charges applicable to barreled whiskey and brandy held for aging are included in inventory costs.

The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which would result in additional expense to the Company and affect its results of operations.

Property, plant and equipment – Property, plant and equipment is stated at cost. Major additions and betterments are charged to property accounts, while maintenance and repairs are charged to operations as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts at the time of disposal and resulting gains and losses are included as a component of operating income. During the year ended February 29, 2008, the Company changed its policy related to dispensing equipment in the U.K. to be expensed as incurred. In connection with this policy change, the Company recognized an immaterial loss in selling, general and administrative expenses for the year ended February 29, 2008, in connection with the write-off of previously capitalized dispensing equipment in the U.K.

Depreciation – Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

	Depreciable Life in Years
Land improvements	15 to 32
Vineyards	16 to 26
Buildings and improvements	10 to 44
Machinery and equipment	3 to 35
Motor vehicles	3 to 7

Goodwill and other intangible assets – In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," the Company reviews its goodwill and indefinite lived intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company uses December 31 as its annual impairment test measurement date. Indefinite lived intangible assets consist principally of trademarks. Intangible assets determined to have a finite life, primarily customer relationships, are amortized over their estimated useful lives and are subject to review for impairment in accordance with the provisions of SFAS No. 144 (as defined on page 64). Note 6 provides a summary of intangible assets segregated between amortizable and nonamortizable amounts.

In the fourth quarter of fiscal 2008, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. As a result of this analysis, the Company concluded that the carrying amounts of goodwill assigned to the Constellation Wines segment's Australian and U.K. reporting units exceeded their implied fair values and recorded impairment losses of $599.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The impairment losses were determined by comparing the carrying value of goodwill assigned to specific reporting units within the segment as of December 31, 2007, with the implied fair value of the goodwill. In determining the implied fair value of the goodwill, the Company considered estimates of future operating results and cash flows of each of the reporting units discounted using estimated discount rates. The estimates of future operating results and cash flows were principally derived from the Company's updated long-term financial forecast, which was developed as part of the Company's strategic planning cycle conducted during the Company's fourth quarter. The decline in the implied fair value of the goodwill and resulting impairment losses were primarily driven by the updated long-term financial forecasts, which showed lower estimated future operating results primarily due to changes in market conditions in Australia and the U.K. in the fourth quarter of fiscal 2008. No instances of impairment were noted on the Company's goodwill for the years ended February 28, 2007, and February 28, 2006.

In addition, during the fourth quarter of fiscal 2008, the Company performed its review of indefinite lived intangible assets for impairment. The Company determined that certain intangible assets associated with the Constellation Wines segment's Australian and U.K. reporting units, primarily trademarks, were impaired primarily due to the revised lower revenue and profit forecasts associated with products incorporating these assets. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted future net cash flows. As a result of this review, the Company recorded additional impairment losses of $204.9 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company recorded an immaterial impairment loss for the year ended February 28, 2007, for indefinite lived intangible assets associated with assets held-for-sale. No instances of impairment were noted on the Company's indefinite lived intangible assets for the year ended February 28, 2006.

Other assets – Other assets include the following: (i) investments in equity method investees which are carried under the equity method of accounting (see Note 7); (ii) deferred financing costs which are stated at cost, net of accumulated amortization, and are amortized on an effective interest basis over the term of the related debt; (iii) deferred tax assets which are stated at cost, net of valuation allowances (see Note 10); and (iv) derivative assets which are stated at fair value (see page 61).

Long-lived assets impairment – In accordance with Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. Total assets held for sale as of February 29, 2008, and February 28, 2007, are not material.

Pursuant to this policy, for the year ended February 29, 2008, in connection with the Company's Fiscal 2008 Plan (as defined in Note 19), the Company recorded asset impairment losses of $7.4 million associated primarily with certain definite lived trademarks of brands to be discontinued. These asset impairment losses are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. For the year ended February 28, 2007, in connection with the Constellation Wines segment's Fiscal 2007 Wine Plan (as defined in Note 19), the Company recorded an asset impairment loss of $11.8 million in connection with the write-down of certain winery and vineyard assets which satisfied the conditions necessary to be classified as held-for-sale. These assets were written down to a value based on the Company's estimate of fair value less cost to sell. This impairment loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. No instances of impairment were noted on the Company's long-lived assets for the year ended February 28, 2006.

Income taxes – The Company uses the asset and liability method of accounting for income taxes. This method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax bases of assets and liabilities.

Environmental – Environmental expenditures that relate to current operations or to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities for environmental risks or components thereof are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. Liabilities for environmental costs were not material at February 29, 2008, and February 28, 2007.

Earnings per common share – The Company has two classes of outstanding common stock: Class A Common Stock and Class B Convertible Common Stock (see Note 14). With respect to dividend rights, the Class A Common Stock is entitled to cash dividends of at least ten percent higher than those declared and paid on the Class B Convertible Common Stock. Accordingly, the Company uses the two-class method for the computation of earnings per common share – basic and earnings per common share – diluted. The two-class computation method for each period reflects the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the minimum dividend rights of each class of stock. Earnings per common share – basic has been computed using the two-class method. Earnings per common share – diluted for Class A Common Stock has been computed using the more dilutive of the if-converted method or the two-class method. Earnings per common share – diluted for Class B Convertible Common Stock has been computed using the two-class method (see Note 15).

Basic earnings per common share excludes the effect of common stock equivalents and is computed using the two-class computation method. Diluted earnings per common share for Class A Common Stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per common share for Class A Common Stock assumes the exercise of stock options using the treasury stock method and the conversion of Class B Convertible Common Stock and Preferred Stock (as defined in Note 14) using the more dilutive if-converted method. Diluted earnings per common share for Class B Convertible

Common Stock is presented without assuming conversion into Class A Common Stock and is computed using the two-class computation method.

Stock-based employee compensation plans – Effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," for its four stock-based employee compensation plans, which are described more fully in Note 14. SFAS No. 123(R) replaces Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires the cost resulting from all share-based payment transactions be recognized in the financial statements. In addition, SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a grant date fair-value-based measurement method in accounting for share-based payment transactions. SFAS No. 123(R) also amends Statement of Financial Accounting Standards No. 95 ("SFAS No. 95"), "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS No. 123(R) applies to all awards granted, modified, repurchased, or cancelled by the Company after March 1, 2006. On March 29, 2005, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 107 ("SAB No. 107"), "Share-Based Payment," to express the views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and to provide the staff's views regarding the valuation of share-based payment arrangements for public companies. The SAB No. 107 guidance was taken into consideration with the implementation of SFAS No. 123(R).

Prior to March 1, 2006, the Company applied the intrinsic value method described in Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based employee compensation plans. In accordance with APB No. 25, the compensation cost for stock options was recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. Options granted under the Company's stock option plans have an exercise price equal to the market value of the underlying common stock on the date of grant; therefore, no incremental compensation expense has been recognized for grants made to employees under the Company's stock option plans. The Company utilized the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," as amended.

The following table illustrates the effect on net income and earnings per share for the year ended February 28, 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

(in millions, except per share data)	For the Year Ended February 28, 2006
Net income, as reported	$325.3
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	4.8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(38.7)
Pro forma net income	$291.4
Earnings per common share – basic:	
Class A Common Stock, as reported	$ 1.44
Class B Convertible Common Stock, as reported	$ 1.31
Class A Common Stock, pro forma	$ 1.29
Class B Convertible Common Stock, pro forma	$ 1.17
Earnings per common share – diluted:	
Class A Common Stock, as reported	$ 1.36
Class B Convertible Common Stock, as reported	$ 1.25
Class A Common Stock, pro forma	$ 1.21
Class B Convertible Common Stock, pro forma	$ 1.11

The Company adopted SFAS No. 123(R) using the modified prospective transition method. Under the modified prospective transition method, the Company is required to record stock-based compensation expense for all awards granted after the adoption date and for the unvested portion of previously granted awards outstanding on the adoption date. Compensation cost related to the unvested portion of previously granted awards is based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. Compensation cost for awards granted after the adoption date is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated and do not reflect the recognition of stock-based compensation in accordance with the provisions of SFAS No. 123(R).

Stock-based awards, primarily stock options, granted by the Company are subject to specific vesting conditions, generally time vesting, or upon retirement, disability or death of the employee (as defined by the stock option plan), if earlier. Under APB No. 25, as the exercise price is equal to the market value of the underlying common stock on the date of grant, no compensation expense is recognized for the granting of these stock options. Under the disclosure only provisions of SFAS No. 123, for stock-based awards that specify an employee vests in the award upon retirement, the Company accounts for the compensation expense ratably over the stated vesting period. If the employee retires, becomes disabled or dies before the end of the stated vesting period, then any remaining unrecognized compensation expense is accounted for at the date of the event. The Company continues to apply this policy for any awards granted prior to the Company's adoption of SFAS No. 123(R) on March 1, 2006, and for the unrecognized compensation expense associated with the remaining portion of the then unvested outstanding awards. The remaining portion of the unvested outstanding awards as of the Company's adoption date of SFAS No. 123(R) on March 1, 2006, was not material. The unrecognized compensation expense associated with the remaining portion of the March 1, 2006, unvested outstanding awards, is included in the Company's Consolidated Statements of Operations for the year ended February 28, 2007.

With the Company's adoption of SFAS No. 123(R) on March 1, 2006, the Company revised its approach for recognition of compensation expense for all new stock-based awards that accelerate vesting upon retirement. Under this revised approach, compensation expense will be recognized immediately for awards granted to retirement-eligible employees or over the period from the date of grant to the date of retirement-eligibility if that is expected to occur during the requisite service period.

Prior to the adoption of SFAS No. 123(R), the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires cash flows resulting from the tax deductions in excess of the related compensation cost recognized in the financial statements (excess tax benefits) to be classified as financing cash flows. In accordance with SFAS No. 123(R), excess tax benefits recognized in periods after the adoption date have been properly classified as financing cash flows. Excess tax benefits recognized in periods prior to the adoption date are classified as operating cash flows.

Total compensation cost for stock-based awards is as follows:

	For the Years Ended		
(in millions)	**February 29, 2008**	February 28, 2007	February 28, 2006
Total compensation cost for stock-based awards recognized in the Consolidated Statements of Income	**$32.0**	$16.5	$7.5
Total income tax benefit recognized in the Consolidated Statements of Operations for stock-based compensation	**$ 9.2**	$ 4.5	$2.7
Total compensation cost for stock-based awards capitalized in inventory in the Consolidated Balance Sheets	**$ 3.2**	$ 1.6	$ -

In March 2007, the Company's Board of Directors approved the accelerated vesting of certain unvested stock options held by approximately 70 employees of the Company who transferred to Matthew Clark on April 17, 2007, effective as of the end of the day on the date preceding the formation of the joint venture, April 16, 2007. The total incremental compensation cost associated with this modification was $1.0 million.

On December 21, 2006, the Human Resources Committee of the Company's Board of Directors approved the accelerated vesting of certain unvested stock options held by approximately 100 employees of the Company who transferred to Crown Imports on January 2, 2007, effective as of the end of the day on the date preceding the formation of the joint venture, January 1, 2007. The total incremental compensation cost associated with this modification was $1.8 million.

On February 16, 2006, the Company's Board of Directors approved the accelerated vesting of certain unvested stock options previously awarded under the Company's Long-Term Stock Incentive Plan and Incentive Stock Option Plan. Nearly all of the accelerated vesting was for stock options awarded with a performance-based acceleration feature. The acceleration of these stock options enabled the Company to more accurately forecast future compensation expense and to reduce related earnings volatility. As a result of the accelerated vesting, options to purchase 5,130,778 shares of the Company's Class A Common Stock, of which 98.7% were in-the-money, became fully exercisable. The acceleration eliminated future compensation expense of approximately $38.8 million that would have otherwise been recognized in the Company's Consolidated Statements of Operations beginning March 1, 2006, through February 28, 2010. Also on February 16, 2006, the Company announced its worldwide wines reorganization (see Note 19). As a result of these foregoing actions, the Company recorded $7.3 million of stock-based employee compensation expense for the year ended February 28, 2006, of which $6.9 million is recorded as restructuring and related charges and $0.4 million is recorded as selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

2 Recently Adopted Accounting Pronouncement:

Effective March 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition (see Note 10).

3 Acquisitions:

Acquisition of BWE – On December 17, 2007, the Company acquired all of the issued and outstanding capital stock of Beam Wine Estates, Inc. ("BWE"), an indirect wholly-owned subsidiary of Fortune Brands, Inc., together with BWE's subsidiaries: Atlas Peak Vineyards, Inc., Buena Vista Winery, Inc., Clos du Bois, Inc., Gary Farrell Wines, Inc. and Peak Wines International, Inc. (the "BWE Acquisition"). As a result of the BWE Acquisition, the Company has acquired the U.S. wine portfolio of Fortune Brands, Inc., including certain wineries, vineyards or interests therein in the State of California, as well as various super-premium and fine California wine brands including Clos du Bois, Wild Horse and Geyser Peak. The BWE Acquisition supports the Company's strategy of strengthening its portfolio with fast-growing super-premium and above wines. The BWE Acquisition strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash was $888.6 million, subject to certain purchase price adjustments. In addition, the Company expects to incur direct acquisition costs of approximately $1.3 million. The purchase price was financed with the net proceeds from the Company's December 2007 Senior Notes and revolver borrowings under the Company's 2006 Credit Agreement (as defined in Note 9). In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the BWE business, including the factors described above.

The results of operations of the BWE business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

The following table summarizes the Company's estimated fair values of the assets acquired and liabilities assumed in the BWE Acquisition at the date of acquisition. The allocation of the purchase price is preliminary and subject to change. Estimated fair values at December 17, 2007, are as follows:

(in millions)	
Current assets	$283.6
Property, plant and equipment	242.4
Goodwill	320.1
Trademarks	133.3
Other assets	10.2
Total assets acquired	989.6
Current liabilities	98.5
Long-term liabilities	1.2
Total liabilities assumed	99.7
Net assets acquired	$889.9

The trademarks are not subject to amortization. All of the goodwill is expected to be deductible for tax purposes.

Acquisition of Svedka – On March 19, 2007, the Company acquired the SVEDKA Vodka brand ("Svedka") in connection with the acquisition of Spirits Marque One LLC and related business (the "Svedka Acquisition"). Svedka is a premium Swedish vodka. The Svedka Acquisition supports the Company's strategy of expanding the Company's premium spirits business. The acquisition provides a foundation from which the Company looks to leverage its existing and future premium spirits portfolio for growth. In addition, Svedka complements the Company's existing portfolio of super-premium and value vodka brands by adding a premium vodka brand.

Total consideration paid in cash for the Svedka Acquisition was $385.8 million. In addition, the Company incurred direct acquisition costs of approximately $1.3 million. The purchase price was financed with revolver borrowings under the Company's June 2006 Credit Agreement (as defined in Note 9), as amended in February 2007. In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the Svedka business, including the factors described above.

The results of operations of the Svedka business are reported in the Constellation Spirits segment and are included in the consolidated results of operations of the Company from the date of acquisition.

The following table summarizes the Company's fair values of the assets acquired and liabilities assumed in the Svedka Acquisition at the date of acquisition.

(in millions)	
Current assets	$ 20.1
Property, plant and equipment	0.1
Goodwill	349.7
Trademark	36.4
Other assets	20.7
Total assets acquired	427.0
Current liabilities	23.8
Long-term liabilities	16.1
Total liabilities assumed	39.9
Net assets acquired	$387.1

The trademark is not subject to amortization. Approximately $87 million of the goodwill is expected to be deductible for tax purposes.

Acquisition of Vincor – On June 5, 2006, the Company acquired all of the issued and outstanding common shares of Vincor International Inc. ("Vincor"), Canada's premier wine company (the "Vincor Acquisition"). Vincor is Canada's largest producer and marketer of wine. At the time of the acquisition, Vincor was the world's eighth largest producer and distributor of wine and related products by revenue and was also one of the largest wine importers, marketers and distributors in the U.K. Through this transaction, the Company acquired various additional winery and vineyard interests used in the production of premium, super-premium and fine wines from Canada, California, Washington State, Western Australia and New Zealand. In addition, as a result of the acquisition, the Company sources, markets and sells premium wines from South Africa. Well-known premium brands acquired in the Vincor Acquisition include Inniskillin, Jackson-Triggs, Sawmill Creek, Sumac Ridge, R.H. Phillips, Toasted Head, Hogue, Kim Crawford and Kumala.

The Vincor Acquisition supports the Company's strategy of strengthening the breadth of its portfolio across price segments and geographic regions to capitalize on the overall growth in the wine industry. In addition to complementing the Company's current operations in the U.S., U.K., Australia and New Zealand, the Vincor Acquisition increases the Company's global presence by adding Canada as another core market and provides the Company with the ability to capitalize on broader geographic distribution in strategic international markets. In addition, the Vincor Acquisition makes the Company the largest wine company in Canada and strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash to the Vincor shareholders was $1,115.8 million. In addition, the Company incurred direct acquisition costs of $9.4 million. At closing, the Company also assumed outstanding indebtedness of Vincor, net of cash acquired, of $320.2 million. The purchase price was financed with borrowings under the Company's June 2006 Credit

Agreement. In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the Vincor business, including the factors described above, as well as an estimated benefit from operating cost synergies.

In connection with the Vincor Acquisition, the Company entered into a foreign currency forward contract to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness in April 2006. During the year ended February 28, 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument. Under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Operations.

The results of operations of the Vincor business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Vincor Acquisition at the date of acquisition:

(in millions)	
Current assets	$ 389.1
Property, plant and equipment	241.4
Goodwill	871.6
Trademarks	224.3
Other assets	49.4
Total assets acquired	1,775.8
Current liabilities	413.6
Long-term liabilities	237.0
Total liabilities assumed	650.6
Net assets acquired	$1,125.2

The trademarks are not subject to amortization. None of the goodwill is expected to be deductible for tax purposes.

During the year ended February 29, 2008, the Company completed its acquisition of several immaterial businesses for a total combined purchase price of $27.4 million. During the year ended February 28, 2006, the Company completed its acquisition of two immaterial businesses for a total combined purchase price of $48.2 million.

The following table sets forth the unaudited pro forma results of operations of the Company for the years ended February 29, 2008, and February 28, 2007, respectively. The unaudited pro forma results of operations for the year ended February 29, 2008, give effect to the BWE Acquisition as if it occurred on March 1, 2006. The unaudited pro forma results of operations for the year ended February 29, 2008, are not presented to give effect to the Svedka Acquisition as if it had occurred on March 1, 2006, as it is not significant. The unaudited pro forma results of operations for the year ended February 28, 2007, give effect to the BWE Acquisition, the Svedka Acquisition and the Vincor Acquisition as if they occurred on March 1, 2006. The unaudited pro forma results of operations are presented after giving effect to certain adjustments for depreciation, amortization of certain intangible assets and deferred financing costs, interest expense on the acquisition financing, interest expense associated with adverse grape contracts, and related income tax effects. The unaudited pro forma results of operations are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma results of operations for the year ended February 28, 2007, do not reflect total pretax nonrecurring charges of $29.5 million ($0.09 per share on a diluted basis) related to transaction costs, primarily for the acceleration of vesting of stock options, legal fees and investment banker fees, all of which were incurred by Vincor prior to the acquisition. The unaudited pro forma results of operations do not purport to present what the Company's results of operations would actually have been if the aforementioned transactions had in fact occurred on such date or at the beginning of the period indicated, nor do they project the Company's financial position or results of operations at any future date or for any future period.

	For the Years Ended	
(in millions, except per share data)	**February 29, 2008**	February 28, 2007
Net sales	**$3,983.9**	$5,589.1
(Loss) income before income taxes	**$ (449.8)**	$ 442.3
Net (loss) income	**$ (622.1)**	$ 269.0
(Loss) income available to common stockholders	**$ (622.1)**	$ 264.1
(Loss) earnings per common share – basic:		
Class A Common Stock	**$ (2.87)**	$ 1.17
Class B Convertible Common Stock	**$ (2.61)**	$ 1.06
Earnings per common share – diluted:		
Class A Common Stock	**$ (2.87)**	$ 1.12
Class B Convertible Common Stock	**$ (2.61)**	$ 1.03
Weighted average common shares outstanding – basic:		
Class A Common Stock	**195.135**	204.966
Class B Convertible Common Stock	**23.812**	23.840
Weighted average common shares outstanding – diluted:		
Class A Common Stock	**195.135**	239.772
Class B Convertible Common Stock	**23.812**	23.840

4 Property, Plant and Equipment:

The major components of property, plant and equipment are as follows:

(in millions)	**February 29, 2008**	February 28, 2007
Land and land improvements	**$ 394.4**	$ 301.2
Vineyards	**259.0**	207.9
Buildings and improvements	**516.6**	448.1
Machinery and equipment	**1,430.5**	1,288.3
Motor vehicles	**43.1**	39.6
Construction in progress	**99.0**	95.2
	2,742.6	2,380.3
Less – Accumulated depreciation	**(707.6)**	(630.1)
	$2,035.0	$1,750.2

5 Goodwill:

The changes in the carrying amount of goodwill for the year ended February 29, 2008, are as follows:

(in millions)	Constellation Wines	Constellation Spirits	Crown Imports	Consolidations and Eliminations	Consolidated
Balance, February 28, 2007	$ 2,939.5	$ 144.4	$ 13.0	$ (13.0)	$ 3,083.9
Purchase accounting allocations	309.3	362.7	–	–	672.0
Foreign currency translation adjustments	144.4	2.7	–	–	147.1
Purchase price earn-out	1.2	–	–	–	1.2
Disposal of businesses	(180.4)	–	–	–	(180.4)
Impairment of goodwill	(599.9)	–	–	–	(599.9)
Balance, February 29, 2008	**$2,614.1**	**$509.8**	**$13.0**	**$(13.0)**	**$3,123.9**

The Constellation Spirits segment's purchase accounting allocations totaling $362.7 million consist primarily of purchase accounting allocations associated with the Svedka Acquisition. The Constellation Wines segment's purchase accounting allocations totaling $309.3 million consist primarily of purchase accounting allocations of $320.1 million associated with the BWE Acquisition, partially offset by a reduction of $17.3 million in connection with an adjustment to income taxes payable acquired in a prior acquisition. Disposal of businesses within the Constellation Wines segment consist of $143.4 million related to the Company's reduction of goodwill in connection with the Company's contribution of its U.K. wholesale business associated with the formation of a joint venture with Punch Taverns plc ("Punch") (see Note 7) and $37.0 million related to the Company's reduction of goodwill in connection with the Company's sale of the Almaden and Inglenook wine brands and certain other assets. In February 2008, as part of ongoing efforts to increase focus on premium wine offerings in the U.S., the Company sold its lower margin popular-priced wine brands, Almaden and Inglenook, and certain other assets for cash proceeds of $133.7 million. The Company recorded a loss of $27.8 million on this sale which is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

6 Intangible Assets:

The major components of intangible assets are:

	February 29, 2008		February 28, 2007	
(in millions)	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
Amortizable intangible assets:				
Customer relationships	$67.3	$ 62.0	$32.9	$ 31.3
Distribution agreements	10.0	5.2	19.9	6.9
Other	2.7	1.3	2.4	1.1
Total	$80.0	68.5	$55.2	39.3
Nonamortizable intangible assets:				
Trademarks		1,117.3		1,091.9
Agency relationships		4.2		4.2
Total		1,121.5		1,096.1
Total intangible assets		$1,190.0		$1,135.4

The difference between the gross carrying amount and net carrying amount for each item presented is attributable to accumulated amortization. Amortization expense for intangible assets was $4.8 million, $2.8 million and $1.9 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

(in millions)	
2009	$ 5.3
2010	$ 5.3
2011	$ 5.1
2012	$ 4.5
2013	$ 4.3
Thereafter	$44.0

7 Other Assets:

The major components of other assets are as follows:

(in millions)	February 29, 2008	February 28, 2007
Investments in equity method investees	$394.1	$327.2
Deferred financing costs	51.4	40.7
Other	80.6	92.3
	526.1	460.2
Less – Accumulated amortization	(21.2)	(14.8)
	$504.9	$445.4

Investment in equity method investees –
Matthew Clark: On April 17, 2007, the Company and Punch commenced operations of a joint venture for the U.K. wholesale business ("Matthew Clark"). The U.K. wholesale business was formerly owned entirely by the Company. Under the terms of the arrangement, the Company and Punch, directly or indirectly, each have a 50% voting and economic interest in Matthew Clark. The Company received $185.6 million of cash proceeds from the formation of the joint venture.

Upon formation of the joint venture, the Company discontinued consolidation of the U.K. wholesale business and accounts for the investment in Matthew Clark under the equity method. Accordingly, the results of operations of Matthew Clark are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment. As of February 29, 2008, the Company's investment in Matthew Clark was $75.8 million. The Company did not receive any cash distributions from Matthew Clark for the year ended February 29, 2008.

Amounts sold to Matthew Clark for the year ended February 29, 2008, were not material. As of February 29, 2008, amounts receivable from Matthew Clark were not material.

Crown Imports: On January 2, 2007, Barton Beers, Ltd. ("Barton"), an indirect wholly-owned subsidiary of the Company, and Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A.B. de C.V. ("Modelo") and 23.25% by Anheuser-Busch Companies, Inc., completed the formation of Crown Imports LLC ("Crown Imports"), a joint venture in which Barton and Diblo each have, directly or indirectly, equal interests. Crown Imports has the exclusive right to import, market and sell Modelo's Mexican beer portfolio (the "Modelo Brands") in the 50 states of the U.S., the District of Columbia and Guam. In addition, the owners of the Tsingtao and St. Pauli Girl brands have transferred exclusive importing, marketing and selling rights with respect to those brands in the U.S. to the joint venture. The importer agreement that previously gave Barton the exclusive right to import, market and sell the Modelo Brands primarily west of the Mississippi River was superseded by the transactions consummated by the newly formed joint venture.

Upon commencement of operations of the joint venture, the Company discontinued consolidation of the imported beer business and accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment. As of February 29, 2008, and February 28, 2007, the Company's investment in Crown Imports was $150.5 million and $163.4 million, respectively. The carrying amount of the investment is greater than the Company's equity in the underlying assets of Crown Imports by $13.6 million due to the difference in the carrying amounts of the indefinite lived intangible assets contributed to Crown Imports by each party. The Company received $268.0 million of cash distributions from Crown Imports for the year ended February 29, 2008, all of which represent distributions of equity in earnings. The Company did not receive any cash distributions from Crown Imports for the year ended February 28, 2007.

Barton provides certain administrative services to Crown Imports. Amounts related to the performance of these services for the years ended February 29, 2008, and February 28, 2007, were not material. In addition, as of February 29, 2008, and February 28, 2007, amounts receivable from Crown Imports were not material.

Other: In connection with prior acquisitions, the Company acquired several investments which are being accounted for under the equity method. The primary investment consists of Opus One, a 50% owned joint venture arrangement. As of February 29, 2008, and February 28, 2007, the Company's investment in Opus One was $63.7 million and $63.1 million, respectively. The percentage of ownership of the remaining investments ranges from 20% to 50%.

In addition, the Company has a 40% interest in Ruffino, the well-known Italian fine wine company. The Company does not have a controlling interest in Ruffino or exert any managerial control. The Company accounts for the investment in Ruffino under the equity method; accordingly, the results of operations of Ruffino are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment. As of February 29, 2008, and February 28, 2007, the Company's investment in Ruffino was $84.5 million and $86.3 million, respectively.

As of February 1, 2005, the Company's Constellation Wines segment began distribution of Ruffino's products in the U.S. Amounts purchased from Ruffino under this arrangement for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, were not material. As of February 29, 2008, and February 28, 2007, amounts payable to Ruffino were not material.

Summarized financial information for the Company's significant equity method investment, Crown Imports, and other material equity method investments are presented below. The amounts shown represent 100% of these equity method investments' financial position and results of operations.

	February 29, 2008			February 28, 2007		
(in millions)	Crown Imports	Other	Total	Crown Imports	Other	Total
Current assets	**$327.1**	**$ 333.6**	**$ 660.7**	$340.8	$127.3	$ 468.1
Noncurrent assets	**$ 31.9**	**$ 182.4**	**$ 214.3**	$ 28.6	$ 68.3	$ 96.9
Current liabilities	**$ (75.7)**	**$(246.7)**	**$(322.4)**	$ (69.3)	$ (84.0)	$(153.3)
Noncurrent liabilities	**$ (2.1)**	**$(156.0)**	**$(158.1)**	$ -	$ (74.7)	$ (74.7)

(in millions)	Crown Imports	Other	Total
For the Year Ended February 29, 2008			
Net sales	$2,391.0	$1,115.7	$3,506.7
Gross profit	$ 738.7	$ 213.3	$ 952.0
Income from continuing operations	$ 509.8	$ 34.0	$ 543.8
Net income	$ 509.8	$ 34.0	$ 543.8
For the Year Ended February 28, 2007			
Net sales	$ 368.8	$ 113.4	$ 482.2
Gross profit	$ 106.5	$ 62.2	$ 168.7
Income from continuing operations	$ 78.4	$ 26.0	$ 104.4
Net income	$ 78.4	$ 26.0	$ 104.4
For the Year Ended February 28, 2006			
Net sales	$ –	$ 104.3	$ 104.3
Gross profit	$ –	$ 57.2	$ 57.2
Income from continuing operations	$ –	$ 16.0	$ 16.0
Net income	$ –	$ 16.0	$ 16.0

Other items – Amortization expense for other assets was included in selling, general and administrative expenses and was $6.4 million, $4.8 million and $6.2 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively.

8 Other Accrued Expenses and Liabilities:

The major components of other accrued expenses and liabilities are as follows:

(in millions)	February 29, 2008	February 28, 2007
Advertising and promotions	$148.8	$156.4
Salaries and commissions	106.6	85.1
Accrued interest	97.1	79.7
Fair value of derivative instruments	84.4	19.7
Accrued restructuring	38.5	32.1
Income taxes payable	34.1	94.7
Adverse grape contracts (Note 13)	17.8	31.7
Other	170.4	171.3
	$697.7	$670.7

9 Borrowings:

Borrowings consist of the following:

	February 29, 2008			February 28, 2007
(in millions)	Current	Long-term	Total	Total
Notes Payable to Banks:				
Senior Credit Facility – Revolving Credit Loans	$308.0	$ –	$ 308.0	$ 30.0
Other	71.5	–	71.5	123.3
	$379.5	$ –	$ 379.5	$ 153.3
Long-term Debt:				
Senior Credit Facility – Term Loans	$212.0	$2,158.0	$2,370.0	$2,520.0
Senior Notes	–	2,198.8	2,198.8	1,197.5
Senior Subordinated Notes	–	250.0	250.0	250.0
Other Long-term Debt	17.3	41.9	59.2	64.7
	$229.3	$4,648.7	$4,878.0	$4,032.2

Senior credit facility – In connection with the Vincor Acquisition, on June 5, 2006, the Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions entered into a new credit agreement (the "June 2006 Credit Agreement"). On February 23, 2007, and on November 19, 2007, the June 2006 Credit Agreement was amended (collectively, the "2007 Amendments"). The June 2006 Credit Agreement together with the 2007 Amendments is referred to as the "2006 Credit Agreement". The 2006 Credit Agreement provides for aggregate credit facilities of $3.9 billion, consisting of a $1.2 billion tranche A term loan facility due in June 2011, a $1.8 billion tranche B term loan facility due in June 2013, and a $900 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million) which terminates in June 2011. Proceeds of the June 2006 Credit Agreement were used to pay off the Company's obligations under its prior senior credit facility, to fund the Vincor Acquisition and to repay certain indebtedness of Vincor. The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes, including working capital, on an as needed basis.

As of February 29, 2008, the required principal repayments of the tranche A term loan and the tranche B term loan for each of the five succeeding fiscal years and thereafter are as follows:

(in millions)	Tranche A Term Loan	Tranche B Term Loan	Total
2009	$210.0	$ 2.0	$ 212.0
2010	270.0	4.0	274.0
2011	300.0	4.0	304.0
2012	150.0	4.0	154.0
2013	-	1,426.0	1,426.0
	$930.0	$1,440.0	$2,370.0

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is fixed with respect to the tranche B term loan facility and is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the tranche A term loan facility and the revolving credit facility. As of February 29, 2008, the LIBOR margin for the revolving credit facility and the tranche A term loan facility is 1.25%, while the LIBOR margin on the tranche B term loan facility is 1.50%.

The February 23, 2007, amendment amended the June 2006 Credit Agreement to, among other things, (i) increase the revolving credit facility from $500.0 million to $900.0 million, which increased the aggregate credit facilities from $3.5 billion to $3.9 billion; (ii) increase the aggregate amount of cash payments the Company is permitted to make in respect or on account of its capital stock; (iii) remove certain limitations on the incurrence of senior unsecured indebtedness and the application of proceeds thereof; (iv) increase the maximum permitted total "Debt Ratio" and decrease the required minimum "Interest Coverage Ratio"; and (v) eliminate the "Senior Debt Ratio" covenant and the "Fixed Charges Ratio" covenant. The November 19, 2007, amendment clarified certain provisions governing the incurrence of senior unsecured indebtedness and the application of proceeds thereof under the June 2006 Credit Agreement, as previously amended.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maximum total debt coverage ratios and minimum interest coverage ratios.

As of February 29, 2008, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $930.0 million bearing an interest rate of 5.7%, tranche B term loans of $1,440.0 million bearing an interest rate of 6.6%, revolving loans of $308.0 million bearing an interest rate of 4.4%, outstanding letters of credit of $35.8 million, and $556.2 million in revolving loans available to be drawn.

In March 2005, the Company replaced its then outstanding five year interest rate swap agreements with new five year delayed start interest rate swap agreements effective March 1, 2006, which are outstanding as of February 29, 2008. These delayed start interest rate swap agreements extended the original hedged period through fiscal 2010. The swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. The Company received $30.3 million in proceeds from the unwinding of the original swaps. This amount will be reclassified from Accumulated Other Comprehensive Income ("AOCI") ratably into earnings in the same period in which the original hedged item is recorded in the Consolidated Statements of Operations. For the years ended February 29, 2008, February 28, 2007, and February 28, 2006, the Company reclassified $7.1 million, $5.9 million and $3.6 million, net of income tax effect, respectively, from AOCI to interest expense, net on the Company's Consolidated Statements of Operations. This non-cash operating activity is included in the other, net line in the Company's Consolidated Statements of Cash Flows.

Senior notes – In August 1999, the Company issued $200.0 million aggregate principal amount of 8⅝% Senior Notes due August 2006 (the "August 1999 Senior Notes"). On August 1, 2006, the Company repaid the August 1999 Senior Notes with proceeds from its revolving credit facility under the June 2006 Credit Agreement.

In February 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). On February 15, 2008, the Company repaid the February 2001 Senior Notes with proceeds from its revolving credit facility under the 2006 Credit Agreement.

On November 17, 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8½% Senior Notes due November 2009 (the "Sterling Senior Notes"). Interest on the Sterling Senior Notes is payable semi-annually on May 15 and November 15. In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8½% Series B Senior Notes due in November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. The terms of the Sterling Series B Senior Notes are identical in all material respects to the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0 million of the Sterling Series B Notes. The terms of the Sterling Series C Senior Notes are identical in all material respects to the Sterling Series B Senior Notes. As of February 29, 2008, and February 28, 2007, the Company had outstanding £1.0 million ($2.0 million) aggregate principal amount of Sterling Series B Senior Notes.

On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8½% Series C Senior Notes due November 2009 at an issuance price of £79.6 million ($119.4 million upon issuance, net of $0.6 million unamortized discount, with an effective interest rate of 8.6%)

(the "Sterling Series C Senior Notes"). Interest on the Sterling Series C Senior Notes is payable semiannually on May 15 and November 15. As of February 29, 2008, and February 28, 2007, the Company had outstanding £154.0 million ($306.1 million, net of $0.2 million unamortized discount, and $302.1 million, net of $0.3 million unamortized discount, respectively) aggregate principal amount of Sterling Series C Senior Notes.

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7¼% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's June 2006 Credit Agreement. Interest on the August 2006 Senior Notes is payable semiannually on March 1 and September 1 of each year, beginning March 1, 2007. As of February 29, 2008, and February 28, 2007, the Company had outstanding $693.9 million (net of $6.1 million unamortized discount) and $693.4 million (net of $6.6 million unamortized discount), respectively, aggregate principal amount of August 2006 Senior Notes.

On May 14, 2007, the Company issued $700.0 million aggregate principal amount of 7¼% Senior Notes due May 2017 (the "Original May 2007 Senior Notes"). The net proceeds of the offering ($693.9 million) were used to reduce a corresponding amount of borrowings under the revolving portion of the Company's 2006 Credit Agreement. Interest on the Original May 2007 Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning November 15, 2007. In January 2008, the Company exchanged $700.0 million aggregate principal amount of 7¼% Senior Notes due May 2017 (the "May 2007 Senior Notes") for all of the Original May 2007 Senior Notes. The terms of the May 2007 Senior Notes are substantially identical in all material respects to the Original May 2007 Senior Notes, except that the May 2007 Senior Notes are registered under the Securities Act of 1933, as amended. As of February 29, 2008, the Company had outstanding $700.0 million aggregate principal amount of May 2007 Senior Notes.

On December 5, 2007, the Company issued $500.0 million aggregate principal amount of 8⅜% Senior Notes due December 2014 at an issuance price of $496.7 million (net of $3.3 million unamortized discount, with an effective interest rate of 8.5%) (the "December 2007 Senior Notes"). The net proceeds of the offering ($492.2 million) were used to fund a portion of the purchase price of BWE. Interest on the December 2007 Senior Notes is payable semiannually on June 15 and December 15 of each year, beginning June 15, 2008. As of February 29, 2008, the Company had outstanding $496.8 million (net of $3.2 million unamortized discount) aggregate principal amount of December 2007 Senior Notes.

The senior notes described above are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury Rate or adjusted Gilt rate plus 50 basis points. The senior notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant U.S. operating subsidiaries guarantee the senior notes, on a senior unsecured basis.

Senior subordinated notes – On January 23, 2002, the Company issued $250.0 million aggregate principal amount of 8⅛% Senior Subordinated Notes due January 2012 ("January 2002 Senior Subordinated Notes"). Interest on the January 2002 Senior Subordinated Notes is payable semiannually on January 15 and July 15. The January 2002 Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2007. The January 2002 Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The January 2002 Senior Subordinated Notes are guaranteed, on a senior subordinated unsecured basis, by certain of the Company's significant U.S. operating subsidiaries. As of February 29, 2008, and February 28, 2007, the Company had outstanding $250.0 million aggregate principal amount of January 2002 Senior Subordinated Notes.

Trust Indentures – Certain of the Company's Trust Indentures relating to the senior notes and senior subordinated notes contain certain covenants, including, but not limited to: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on senior subordinated indebtedness; (v) limitation on liens; (vi) limitation on sale of assets; (vii) limitation on issuance of guarantees of and pledges for indebtedness; (viii) restriction on transfer of assets; (ix) limitation on subsidiary capital stock; (x) limitation on dividends and other payment restrictions affecting subsidiaries; and (xi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person. The limitation on indebtedness covenant is governed by a rolling four quarter fixed charge ratio requiring a specified minimum.

Subsidiary credit facilities – In addition to the above arrangements, the Company has additional credit arrangements totaling $397.0 million as of February 29, 2008. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 29, 2008, and February 28, 2007, amounts outstanding under these arrangements were $130.7 million and $188.0 million, respectively.

Debt payments – Principal payments required under long-term debt obligations (excluding unamortized discount of $9.5 million) during the next five fiscal years and thereafter are as follows:

(in millions)	
2009	$ 229.3
2010	614.9
2011	306.6
2012	405.9
2013	715.5
Thereafter	2,615.3
	$4,887.5

10 Income Taxes:

(Loss) income before income taxes was generated as follows:

	For the Years Ended		
(in millions)	February 29, 2008	February 28, 2007	February 28, 2006
Domestic	$ 231.3	$449.2	$446.8
Foreign	(671.9)	86.1	30.5
	$(440.6)	$535.3	$477.3

The income tax provision (benefit) consisted of the following:

	For the Years Ended		
(in millions)	February 29, 2008	February 28, 2007	February 28, 2006
Current:			
Federal	$ 57.2	$112.8	$ 95.1
State	11.8	15.1	18.9
Foreign	5.7	22.8	7.9
Total current	74.7	150.7	121.9
Deferred:			
Federal	55.1	55.4	27.0
State	9.2	14.1	5.1
Foreign	33.7	(16.8)	(2.0)
Total deferred	98.0	52.7	30.1
Income tax provision	$172.7	$203.4	$152.0

The foreign provision (benefit) for income taxes is based on foreign pretax earnings. Earnings of foreign subsidiaries would be subject to U.S. income taxation on repatriation to the U.S. The Company's consolidated financial statements provide for anticipated tax liabilities on amounts that may be repatriated.

Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income.

Significant components of deferred tax assets (liabilities) consist of the following:

(in millions)	February 29, 2008	February 28, 2007
Deferred tax assets:		
Net operating losses	$ 114.7	$ 93.0
Employee benefits	32.6	45.8
Stock-based compensation	11.9	5.0
Insurance accruals	9.0	6.8
Foreign tax credit	5.2	13.8
Inventory	-	28.1
Other accruals	108.2	51.5
Gross deferred tax assets	281.6	244.0
Valuation allowances	(114.0)	(5.5)
Deferred tax assets, net	167.6	238.5
Deferred tax liabilities:		
Intangible assets	(301.7)	(344.7)
Property, plant and equipment	(199.0)	(203.2)
Derivative instruments	(41.5)	(6.0)
Investment in equity method investees	(34.2)	(36.5)
Unrealized foreign exchange	(20.7)	(16.6)
Provision for unremitted earnings	(15.6)	(1.5)
Inventory	(10.0)	-
Total deferred tax liabilities	(622.7)	(608.5)
Deferred tax liabilities, net	$(455.1)	$(370.0)

Amounts recognized in the Consolidated Balance Sheets consist of:

	February 29, 2008	February 28, 2007
Current deferred tax assets	$ 82.7	$ 60.7
Long-term deferred tax assets	-	56.6
Current deferred tax liabilities	(2.0)	(13.2)
Long-term deferred tax liabilities	(535.8)	(474.1)
	$(455.1)	$(370.0)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Management considers the reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of any valuation allowances. During the fourth quarter of fiscal 2008, lower estimates of future operating results and cash flows impacted the Company's assessment regarding the realizability of certain net operating losses and intangible assets. As a result of this assessment, the Company determined that additional valuation allowances were required as of February 29, 2008.

Operating loss carryforwards totaling $425.9 million at February 29, 2008, are being carried forward in a number of U.S. and foreign jurisdictions where the Company is permitted to use tax operating losses from prior periods to reduce future taxable income. Of these operating loss carryforwards, $46.1 million will expire in 2011 through 2025 and $379.8 million of operating losses in foreign jurisdictions may be carried forward indefinitely. In addition, certain tax credits generated of $5.2 million are available to offset future income taxes. These credits will expire, if not utilized, in 2015 through 2016.

On October 22, 2004, the American Jobs Creation Act ("AJCA") was signed into law. The AJCA includes a special one-time 85% dividends received deduction for certain foreign earnings that are repatriated. For the year ended February 28, 2006, the Company repatriated $95.7 million of earnings under the provisions of the AJCA. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of deferred taxes offset the tax costs to repatriate the earnings and the Company recorded a net benefit of $6.8 million.

The Company is subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, the Company provides for additional tax expense based on probable outcomes of such matters. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes the reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of cash. Favorable resolution would be recognized as a reduction to the effective tax rate in the year of resolution. During the year ended February 28, 2006, various federal, state, and international examinations were finalized. A tax benefit of $16.2 million was recorded primarily related to the resolution of certain tax positions in connection with those examinations.

A reconciliation of the total tax provision to the amount computed by applying the statutory U.S. Federal income tax rate to (loss) income before provision for income taxes is as follows:

	For the Years Ended					
	February 29, 2008		February 28, 2007		February 28, 2006	
(in millions)	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Income tax (benefit) provision at statutory rate	$(154.2)	35.0	$187.3	35.0	$167.0	35.0
State and local income taxes, net of federal income tax benefit	13.6	(3.1)	19.0	3.5	15.7	3.3
Write-off of non-deductible goodwill and other intangible assets	272.6	(61.9)	7.9	1.5	-	-
Net operating loss valuation allowance	51.7	(11.7)	-	-	-	-
Earnings of subsidiaries taxed at other than U.S. statutory rate	(12.5)	2.8	(14.4)	(2.7)	(20.7)	(4.3)
Resolution of certain tax positions	-	-	-	-	(16.2)	(3.4)
Miscellaneous items, net	1.5	(0.3)	3.6	0.7	6.2	1.2
	$ 172.7	(39.2)	$203.4	38.0	$152.0	31.8

The effect of earnings of foreign subsidiaries includes the difference between the U.S. statutory rate and local jurisdiction tax rates, as well as the (benefit) provision for incremental U.S. taxes on unremitted earnings of foreign subsidiaries offset by foreign tax credits and other foreign adjustments.

Effective March 1, 2007, the Company adopted FIN No. 48. The adoption of FIN No. 48 did not impact the amount of the Company's liability for unrecognized tax benefits. Upon adoption, the liability for income taxes associated with uncertain tax positions, excluding interest and penalties, was $100.2 million. As of February 29, 2008, the liability for income taxes associated with uncertain tax positions, excluding interest and penalties, was $131.1 million. A reconciliation of the beginning and ending unrecognized tax benefit liabilities is as follows:

(in millions)	
Balance, March 1, 2007	$ (100.2)
Increases in unrecognized tax benefit liabilities as a result of tax positions taken during a prior period	(22.0)
Decreases in unrecognized tax benefit liabilities as a result of tax positions taken during a prior period	14.1
Increases in unrecognized tax benefit liabilities as a result of tax positions taken during the current period	(25.1)
Decreases in unrecognized tax benefit liabilities related to lapse of applicable statute of limitations	2.1
Balance, February 29, 2008	**$(131.1)**

As of February 29, 2008, the Company has $142.5 million of non-current unrecognized tax benefit liabilities, including interest and penalties, recorded in other liabilities on the Company's Consolidated Balance Sheet. These liabilities are recorded as non-current as payment of cash is not anticipated within one year of the balance sheet date.

As of March 1, 2007, and February 29, 2008, the Company had $61.3 million and $87.3 million, respectively, of unrecognized tax benefits that, if recognized, would decrease the effective tax rate.

In accordance with the Company's accounting policy, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes on the Company's Consolidated Statements of Operations. This policy did not change as a result of the adoption of FIN No. 48. For the year ended February 29, 2008, the Company recorded $8.3 million of interest expense, net of income tax effect, and penalties. As of February 29, 2008, $16.9 million, net of income tax effect, was included in the liability for uncertain tax positions for the possible payment of interest and penalties.

Various U.S. federal, state, and foreign income tax examinations are currently in progress. It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months as a result of these examinations or the expiration of statutes of limitation. As of February 29, 2008, the Company estimates that unrecognized tax benefits could change by a range of zero to $55 million. The Company files U.S. federal income tax returns and various state, local and foreign income tax returns. Major tax jurisdictions where the Company is subject to examination by tax authorities include Australia, Canada, New Zealand, the U.K. and the U.S. With few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign income tax examinations for fiscal years prior to February 28, 2003.

11 Other Liabilities:

The major components of other liabilities are as follows:

(in millions)	February 29, 2008	February 28, 2007
Unrecognized tax benefit liabilities	$ 142.5	$ –
Accrued pension liability	121.6	132.9
Adverse grape contracts (Note 13)	26.6	38.8
Other	93.4	68.9
	$ 384.1	$ 240.6

12 Defined Contribution and Defined Benefit Plans:

Defined contribution plans – The Company's retirement and profit sharing plan, the Constellation Brands, Inc. 401(k) and Profit Sharing Plan (the "Plan"), covers substantially all U.S. employees, excluding those employees covered by collective bargaining agreements. The 401(k) portion of the Plan permits eligible employees to defer a portion of their compensation (as defined in the Plan) on a pretax basis. Participants may defer up to 50% of their compensation for the year, subject to limitations of the Plan. The Company makes a matching contribution of 50% of the first 6% of compensation a participant defers. The amount of the Company's contribution under the profit sharing portion of the Plan is a discretionary amount as determined by the Board of Directors on an annual basis, subject to limitations of the Plan. Company contributions under the Plan were $15.1 million, $15.2 million and $15.9 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively.

In addition to the Plan discussed above, the Company has the Hardy Wine Company Superannuation Plan (the "Hardy Plan") which covers substantially all of its salaried Australian employees. The Hardy Plan has a defined benefit component and a defined contribution component. The Company also has a statutory obligation to provide a minimum defined contribution on behalf of any Australian employees who are not covered by the Hardy Plan. In addition, the Company has a defined contribution plan that covers substantially all of its U.K. employees and a defined contribution plan that covers certain of its Canadian employees. Lastly, in connection with the Vincor Acquisition, the Company acquired the Retirement Plan for Salaried Employees of Vincor International Inc. (the "Vincor Retirement Plan") which covers substantially all of its salaried Canadian employees. The Vincor Retirement Plan has a defined benefit component and a defined contribution component. Company contributions under the defined contribution component of the Hardy Plan, the Australian statutory obligation, the U.K. defined contribution plan, the Canadian defined contribution plan and the defined contribution component of the Vincor Retirement Plan aggregated $9.8 million, $9.3 million and $7.7 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively.

Defined benefit pension plans – The Company also has defined benefit pension plans that cover certain of its non-U.S. employees. These consist of a Canadian plan, an U.K. plan, the defined benefit components of the Hardy Plan and the Vincor Retirement Plan, and two defined benefit pension plans acquired in connection with the Vincor Acquisition which cover substantially all of its hourly Canadian employees. For the year ended February 28, 2006, the Company's net periodic benefit cost included $6.4 million of recognized net actuarial loss due to an adjustment in the Company's defined benefit U.K. pension plan. Of that amount, $2.7 million represented current year expense. The Company uses a December 31 measurement date for all of its plans. The Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," as of February 28, 2007 (see Note 22). Net periodic benefit cost reported in the Consolidated Statements of Operations for these plans includes the following components:

	For the Years Ended		
(in millions)	February 29, 2008	February 28, 2007	February 28, 2006
Service cost	$ 5.5	$ 3.9	$ 2.1
Interest cost	24.9	21.5	17.3
Expected return on plan assets	(29.7)	(25.2)	(16.5)
Special termination benefits	–	1.0	–
Amortization of prior service cost	0.4	0.2	0.2
Recognized net actuarial loss	8.4	6.8	9.4
Recognized gain due to settlement	(0.8)	(0.3)	–
Net periodic benefit cost	$ 8.7	$ 7.9	$ 12.5

The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts included in the Consolidated Balance Sheets:

(in millions)	February 29, 2008	February 28, 2007
Change in benefit obligation:		
Benefit obligation as of March 1	$ 474.4	$ 393.2
Service cost	5.5	3.9
Interest cost	24.9	21.5
Plan participants' contributions	2.0	1.9
Plan amendment	–	0.5
Actuarial loss (gain)	0.8	(14.2)
Special termination benefits	–	1.0
Settlement	(7.1)	(2.8)
Acquisition	–	46.2
Benefits paid	(16.4)	(14.8)
Foreign currency exchange rate changes	23.6	38.0
Benefit obligation as of the last day of February	$ 507.7	$ 474.4
Change in plan assets:		
Fair value of plan assets as of March 1	$ 352.1	$ 259.5
Actual return on plan assets	27.7	16.8
Acquisition	–	56.1
Employer contribution	10.8	12.5
Plan participants' contributions	2.0	1.9
Settlement	(7.1)	(2.8)
Benefits paid	(16.4)	(14.8)
Foreign currency exchange rate changes	22.8	22.9
Fair value of plan assets as of the last day of February	$ 391.9	$ 352.1
Funded status of the plan as of the last day of February:		
Funded status	$(115.8)	$(122.3)
Employer contributions from measurement date to fiscal year end	0.7	0.3
Net amount recognized	$(115.1)	$(122.0)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Long-term pension asset	$ 6.6	$ 11.0
Current accrued pension liability	(0.1)	(0.1)
Long-term accrued pension liability	(121.6)	(132.9)
Net amount recognized	$(115.1)	$(122.0)
Amounts recognized in accumulated other comprehensive income:		
Unrecognized prior service cost	$ 0.9	$ 1.0
Unrecognized actuarial loss	155.4	157.1
Accumulated other comprehensive income, gross	156.3	158.1
Cumulative tax impact	47.0	47.6
Accumulated other comprehensive income, net	$ 109.3	$ 110.5

The estimated amounts that will be amortized from accumulated other comprehensive income, net of income tax effect, into net periodic benefit cost over the next fiscal year are as follows:

(in millions)	
Prior service cost	$ 0.2
Net actuarial loss	$ 6.1

As of February 29, 2008, and February 28, 2007, the accumulated benefit obligation for all defined benefit pension plans was $494.5 million and $449.5 million, respectively. The following table summarizes the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for only those pension plans with an accumulated benefit obligation in excess of plan assets:

(in millions)	February 29, 2008	February 28, 2007
Projected benefit obligation	$ 425.1	$ 404.9
Accumulated benefit obligation	$ 411.9	$ 392.2
Fair value of plan assets	$ 304.4	$ 273.1

The following table sets forth the weighted average assumptions used in developing the net periodic pension expense:

	For the Years Ended	
	February 29, 2008	February 28, 2007
Rate of return on plan assets	8.08%	7.64%
Discount rate	5.07%	4.89%
Rate of compensation increase	4.00%	3.84%

The following table sets forth the weighted average assumptions used in developing the benefit obligation:

	February 29, 2008	February 28, 2007
Discount rate	5.65%	5.12%
Rate of compensation increase	4.30%	4.07%

The Company's weighted average expected long-term rate of return on plan assets is 8.08%. The Company considers the historical level of long-term returns and the current level of expected long-term returns for each asset class, as well as the current and expected allocation of assets when developing its expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the Company's portfolios.

The following table sets forth the weighted average asset allocations by asset category:

	February 29, 2008	February 28, 2007
Asset Category:		
Equity securities	41.1%	42.5%
Debt securities	22.3%	18.1%
Real estate	0.5%	1.2%
Other	36.1%	38.2%
Total	100.0%	100.0%

For each of its Canadian, U.K. and Australian defined benefit plans, the Company employs an investment return approach whereby a mix of equities and fixed income investments are used (on a plan by plan basis) to maximize the long-term rate of return on plan assets for a prudent level of risk. From time to time, the Company will target asset allocation on a plan by plan basis to enhance total return while balancing risks. The established weighted average target allocations across all of the Company's plans are approximately 37% equity securities, 21% fixed income securities, 3% real estate and 39% other. The other component results primarily from investments held by the Company's U.K. plan and consists primarily of U.K. hedge funds which have characteristics of both equity and fixed income securities. Risk tolerance is established separately for each plan through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The individual investment portfolios contain a diversified blend of equity and fixed-income investments. Equity investments are diversified across each plan's local jurisdiction stocks as well as international stocks, and across multiple asset classifications, including growth, value, and large and small capitalizations. Investment risk is measured and monitored for each plan separately on an ongoing basis through periodic investment portfolio reviews and annual liability measures.

The Company expects to contribute $11.6 million to its pension plans during the year ended February 28, 2009.

Benefit payments, which reflect expected future service, as appropriate, expected to be paid during the next ten fiscal years are as follows:

(in millions)	
2009	$ 19.0
2010	$ 19.1
2011	$ 21.2
2012	$ 21.1
2013	$ 22.6
2014 – 2018	$127.1

Defined benefit postretirement plans – The Company currently sponsors multiple unfunded defined benefit postretirement benefit plans for certain of its Constellation Spirits and Constellation Wines segment employees. As of February 29, 2008, and February 28, 2007, the Company's benefit obligation was $7.9 million and $7.4 million, respectively. Net periodic benefit cost for these plans reported in the Consolidated Statements of Operations was $0.7 million, $0.6 million, and $0.4 million, for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively.

13 Commitments and Contingencies:

Operating leases – Step rent provisions, escalation clauses, capital improvement funding and other lease concessions, when present in the Company's leases, are taken into account in computing the minimum lease payments. The minimum lease payments for the Company's operating leases are recognized on a straight-line basis over the minimum lease term. Future payments under non-cancelable operating leases having initial or remaining terms of one year or more are as follows during the next five fiscal years and thereafter:

(in millions)	
2009	$ 80.4
2010	69.5
2011	58.2
2012	52.9
2013	46.5
Thereafter	398.7
	$706.2

Rental expense was $88.6 million, $79.6 million and $70.5 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively.

Purchase commitments and contingencies – The Company has agreements with suppliers to purchase various spirits of which certain agreements are denominated in British pound sterling. The maximum future obligation under these agreements, based upon exchange rates at February 29, 2008, aggregate $17.3 million for contracts expiring through the year ending February 29, 2012.

In connection with previous acquisitions as well as with the BWE Acquisition, the Vincor Acquisition and the acquisition of all of the outstanding capital stock of The Robert Mondavi Corporation ("Robert Mondavi"), the Company has assumed grape purchase contracts with certain growers and suppliers. In addition, the Company has entered into other grape purchase contracts with various growers and suppliers in the normal course of business. Under the grape purchase contracts, the Company is committed to purchase all grape production yielded from a specified number of acres for a period of time from one to seventeen years. The actual tonnage and price of grapes that must be purchased by the Company will vary each year depending on certain factors, including weather, time of harvest, overall market conditions and the agricultural practices and location of the growers and suppliers under contract. The Company purchased $417.8 million and $364.2 million of grapes under contracts for the years ended February 29, 2008, and February 28, 2007, respectively. Based on current production yields and published grape prices, the Company estimates that the aggregate purchases under these contracts over the remaining terms of the contracts will be $3,071.7 million.

In connection with previous acquisitions as well as with the BWE Acquisition, the Vincor Acquisition and the Robert Mondavi acquisition, the Company established a liability for the estimated loss on firm purchase commitments assumed at the time of acquisition. As of February 29, 2008, the remaining balance on this liability is $44.4 million.

The Company's aggregate obligations under bulk wine purchase contracts will be $62.2 million over the remaining terms of the contracts which extend through the year ending February 28, 2013.

In connection with a previous acquisition, the Company assumed certain processing contracts which commit the Company to utilize outside services to process and/or package a minimum volume quantity. In addition, the Company has a processing contract utilizing outside services to process a minimum volume of brandy at prices which are dependent on the processing ingredients provided by the Company. The Company's aggregate obligations under these processing contracts will be $30.8 million over the remaining terms of the contracts which extend through the year ending February 29, 2012.

Employment contracts – The Company has employment contracts with certain of its executive officers and certain other management personnel with either automatic one year renewals or an indefinite term of employment unless terminated by either party. These employment contracts provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. These employment contracts also provide for severance payments in the event of specified termination of employment. In addition, the Company has employment arrangements with certain other management personnel which provide for severance payments in the event of specified termination of employment. As of February 29, 2008, the aggregate commitment for future compensation and severance, excluding incentive bonuses, was $13.5 million, none of which was accruable at that date.

Employees covered by collective bargaining agreements – Approximately 31% of the Company's full-time employees are covered by collective bargaining agreements at February 29, 2008. Agreements expiring within one year cover approximately 16% of the Company's full-time employees.

Legal matters – In the course of its business, the Company is subject to litigation from time to time. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

14 Stockholders' Equity:

Common stock – Through December 5, 2007, the Company had two classes of common stock: Class A Common Stock and Class B Convertible Common Stock. Class B Convertible Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Convertible Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are entitled to one vote per share and a cash dividend premium. If the Company pays a cash dividend on Class B Convertible Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Convertible Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Convertible Common Stock. However, under the terms of the Company's senior credit facility, the Company is currently constrained from paying cash dividends on its common stock. In addition, the indentures for the Company's outstanding senior notes and senior subordinated notes may restrict the payment of cash dividends on its common stock under certain circumstances.

Effective December 6, 2007, the Company filed a Restated Certificate of Incorporation (the "Restated Certificate") which created a new class of common stock consisting of 15,000,000 shares of Class 1 Common Stock, $0.01 par value per share (the "Class 1 Common Stock"). The Restated Certificate increased the aggregate number of authorized shares of the Company's common and preferred stock to 361,000,000 shares. While the aggregate number of authorized shares of the Company's common and preferred stock has been increased by the Restated Certificate, the Company's ability to actually issue more shares has not been increased. Because shares of Class 1 Common Stock are convertible into shares of Class A Common Stock, for each share of Class 1 Common Stock issued, the Company must reserve one share of Class A Common Stock for issuance upon the conversion of the share of Class 1 Common Stock. This requirement effectively reduces the number of shares of Class A Common Stock that the Company may issue by the number of shares of Class 1 Common Stock that the Company issues. Because the number of authorized shares of Class A Common Stock was not increased by the Restated Certificate, the aggregate number of shares that the Company is able to issue has not been increased.

Shares of Class 1 Common Stock do not generally have voting rights. Class 1 Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder, provided that the holder immediately sells the Class A Common Stock acquired upon conversion. Holders of Class 1 Common Stock do not have any preference as to dividends, but may participate in any dividend if and when declared by the Board of Directors. If the Company pays a cash dividend on Class 1 Common Stock, each share of Class A Stock will receive an amount at least ten percent greater than the amount of cash dividend per share paid on Class 1 Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying a dividend on Class 1 Common Stock. The cash dividends declared and paid on Class B Stock and Class 1 Stock must always be the same.

In July 2007, the stockholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 300,000,000 shares to 315,000,000 shares, thereby increasing the aggregate number of authorized shares of the Company's common and preferred stock to 346,000,000 shares.

In July 2005, the stockholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 275,000,000 shares to 300,000,000 shares, thereby increasing the aggregate number of authorized shares of the Company's common and preferred stock to 331,000,000 shares.

At February 29, 2008, there were 192,275,858 shares of Class A Common Stock and 23,777,154 shares of Class B Convertible Common Stock outstanding, net of treasury stock. There were no shares outstanding of Class 1 Common Stock at February 29, 2008.

Stock repurchases – In February 2007, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During the year ended February 29, 2008, the Company repurchased 21,332,468 shares of Class A Common Stock pursuant to this authorization at an aggregate cost of $500.0 million, or an average cost of $23.44 per share, through a combination of open market transactions and an accelerated share repurchase ("ASR") transaction that was announced in May 2007. The repurchased shares include 933,206 shares of Class A Common Stock that were received by the Company in July 2007 in connection with the early termination of the calculation period for the ASR transaction by the counterparty to the ASR transaction. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for the repurchased shares. The repurchased shares have become treasury shares.

In February 2006, the Company's Board of Directors replenished a June 1998 Board of Directors authorization to repurchase up to $100.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During the year ended February 28, 2007, the Company repurchased 3,894,978 shares of Class A Common Stock at an aggregate cost of $100.0 million, or at an average cost of $25.67 per share. The Company used revolver borrowings under the June 2006 Credit Agreement to pay the purchase price for these shares. No shares were repurchased during the year ended February 28, 2006. The repurchased shares have become treasury shares.

Preferred stock – During the year ended February 29, 2004, the Company issued 5.75% Series A Mandatory Convertible Preferred Stock ("Preferred Stock"). Dividends were cumulative and payable quarterly, if declared, in cash, shares of the Company's Class A Common Stock, or a combination thereof, at the discretion of the Company. Dividends were payable, if declared, on the first business day of March, June, September, and December of each year, commencing on December 1, 2003. On September 1, 2006, the Preferred Stock was converted into 9,983,066 shares of the Company's Class A Common Stock. The September 1, 2006, conversion includes both mandatory conversions as well as optional conversions initiated during August 2006. No fractional shares of the Company's Class A Common Stock were issued in the conversions.

Long-term stock incentive plan – Under the Company's Long-Term Stock Incentive Plan, nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards may be granted to employees, officers and directors of the Company. The aggregate number of shares of the Company's Class A Common Stock and Class 1 Common Stock available for awards under the Company's Long-Term Stock Incentive Plan is 94,000,000 shares. The exercise price, vesting period and term of nonqualified stock options granted are established by the committee administering the plan (the "Committee"). The exercise price of any nonqualified stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. Nonqualified stock options generally vest and become exercisable over a four-year period from the date of grant. Nonqualified stock options expire at the times established by the Committee, but not later than ten years after the grant date.

Grants of stock appreciation rights, restricted stock and other stock-based awards may contain such vesting, terms, conditions and other requirements as the Committee may establish. The purchase price for an award of restricted stock is $0.00 per share. Restricted stock awards based on service generally vest for one to four years from the date of grant. During the years ended February 29, 2008, February 28, 2007, and February 28, 2006, no stock appreciation rights were granted.

Incentive stock option plan – Under the Company's Incentive Stock Option Plan, incentive stock options may be granted to employees, including officers, of the Company. Grants, in the aggregate, may not exceed 8,000,000 shares of the Company's Class A Common Stock. The exercise price of any incentive stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. The vesting period and term of incentive stock options granted are established by the Committee. Incentive stock options generally vest and become exercisable over a four-year period from the date of grant. Incentive stock options expire at the times established by the Committee, but not later than ten years after the grant date. Under the current terms of the Incentive Stock Option Plan, no additional grants of incentive stock options are permitted.

A summary of stock option activity under the Company's Long-Term Stock Incentive Plan and the Incentive Stock Option Plan is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
Balance, February 28, 2005	23,600,750	$ 11.48	20,733,345	$ 10.45
Granted	3,952,825	$ 27.24		
Exercised	(3,662,997)	$ 8.56		
Forfeited	(237,620)	$ 24.62		
Balance, February 28, 2006	23,652,958	$ 14.43	23,149,228	$ 14.43
Granted	5,670,181	$ 25.97		
Exercised	(5,423,708)	$ 11.74		
Forfeited	(530,905)	$ 25.53		
Balance, February 28, 2007	23,368,526	$ 17.61	17,955,262	$ 15.24
Granted	10,033,913	$ 21.31		
Exercised	(2,158,146)	$ 9.40		
Forfeited	(1,252,440)	$ 24.23		
Balance, February 29, 2008	**29,991,853**	**$19.16**	**16,989,765**	**$16.56**

A summary of restricted Class A Common Stock award activity under the Company's Long-Term Stock Incentive Plan is as follows:

	Number of Restricted Stock Awards Outstanding	Weighted Average Grant-date Price	Fa r Value of Shares Vested
Nonvested balance, February 28, 2005	5,330	$ 18.86	
Granted	7,150	$ 27.96	
Vested	(6,760)	$ 20.79	$ 140,507
Forfeited	–		
Nonvested balance, February 28, 2006	5,720	$ 27.96	
Granted	8,614	$ 24.75	
Vested	(5,720)	$ 27.96	$ 159,931
Forfeited	–		
Nonvested balance, February 28, 2007	8,614	$ 24.75	
Granted	133,726	$ 20.94	
Vested	(8,614)	$ 24.75	$ 213,215
Forfeited	(120,000)	$ 20.79	
Nonvested balance, February 29, 2008	**13,726**	**$22.21**	

The following table summarizes information about stock options outstanding at February 29, 2008:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 5.59 - $10.67	5,068,337	2.6 years	$ 8.38	
$11.70 - $16.63	6,073,760	5.4 years	$ 14.36	
$18.55 - $23.48	10,231,567	8.9 years	$ 21.32	
$24.13 - $30.52	8,618,189	7.8 years	$ 26.32	
Options outstanding	29,991,853	6.8 years	$ 19.16	$ 84,427,551
Options exercisable	16,989,765	5.3 years	$ 16.56	$ 84,344,798

Other information pertaining to stock options is as follows:

	For the Years Ended		
	February 29, 2008	February 28, 2007	February 28, 2006
Weighted average grant-date fair value of stock options granted	**$ 7.91**	$ 10.04	$ 9.55
Total fair value of stock options vested	**$15,572,907**	$ 3,675,819	$53,089,149
Total intrinsic value of stock options exercised	**$30,020,460**	$78,294,306	$63,444,953
Tax benefit realized from stock options exercised	**$11,362,302**	$23,450,237	$19,014,429

The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 29, 2008	February 28, 2007	February 28, 2006
Expected life	**5.6 years**	5.5 years	5.0 years
Expected volatility	**30.2%**	31.7%	31.3%
Risk-free interest rate	**4.5%**	4.8%	4.1%
Expected dividend yield	**0.0%**	0.0%	0.0%

For the years ended February 29, 2008, February 28, 2007, and February 28, 2006, the Company used a projected expected life for each award granted based on historical experience of employees' exercise behavior for similar type grants. Expected volatility for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, is based on historical volatility levels of the Company's Class A Common Stock. The risk-free interest rate for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

Employee stock purchase plans – The Company has a stock purchase plan under which 9,000,000 shares of Class A Common Stock may be issued. Under the terms of the plan, eligible employees may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. During the years ended February 29, 2008, February 28, 2007, and February 28, 2006, employees purchased 343,868 shares, 265,295 shares and 249,507 shares, respectively, under this plan.

The weighted average fair value of purchase rights granted during the years ended February 29, 2008, February 28, 2007, and February 28, 2006, was $5.22, $5.49 and $6.23, respectively. The fair value of purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 29, 2008	February 28, 2007	February 28, 2006
Expected life	**0.5 years**	0.5 years	0.5 years
Expected volatility	**30.2%**	23.3%	27.3%
Risk-free interest rate	**3.6%**	5.2%	4.1%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company has a stock purchase plan under which 2,000,000 shares of the Company's Class A Common Stock may be issued to eligible employees and directors of the Company's U.K. subsidiaries. Under the terms of the plan, participants may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price may be no less than 80% of the closing price of the stock on the day the purchase price is fixed by the committee administering the plan. During the years ended February 29, 2008, February 28, 2007, and February 28, 2006, employees purchased 463 shares, 52,842 shares and 92,622 shares, respectively, under this plan.

The weighted average fair value of purchase rights granted during the years ended February 29, 2008, and February 28, 2007, was $9.73 and $11.22, respectively. During the year ended February 28, 2006, there were no purchase rights granted. The maximum number of shares which can be purchased under purchase rights granted during the years ended February 29, 2008, and February 28, 2007, is 73,987 shares and 396,803 shares, respectively. The fair value of the purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended	
	February 29, 2008	February 28, 2007
Expected life	**4.0 years**	3.9 years
Expected volatility	**27.0%**	27.9%
Risk-free interest rate	**4.1%**	4.8%
Expected dividend yield	**0.0%**	0.0%

As of February 29, 2008, there was $86.2 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Company's four stock-based employee compensation plans. This cost is expected to be recognized in the Company's Consolidated Statements of Operations over a weighted-average period of 2.8 years. With respect to the issuance of shares under any of the Company's stock-based compensation plans, the Company has the option to issue authorized but unissued shares or treasury shares.

15 Earnings Per Common Share:

Earnings per common share are as follows:

	For the Years Ended		
(in millions, except per share data)	February 29, 2008	February 28, 2007	February 28, 2006
Net (loss) income	$ (613.3)	$ 331.9	$ 325.3
Dividends on preferred stock	-	(4.9)	(9.8)
(Loss) income available to common stockholders	$ (613.3)	$ 327.0	$ 315.5
Weighted average common shares outstanding – basic:			
Class A Common Stock	195.135	204.966	196.907
Class B Convertible Common Stock	23.812	23.840	23.904
Weighted average common shares outstanding – diluted:			
Class A Common Stock	195.135	204.966	196.907
Class B Convertible Common Stock	-	23.840	23.904
Stock options	-	5.933	7.913
Preferred stock	-	5.033	9.983
Weighted average common shares outstanding – diluted	195.135	239.772	238.707
(Loss) earnings per common share – basic:			
Class A Common Stock	$ (2.83)	$ 1.44	$ 1.44
Class B Convertible Common Stock	$ (2.57)	$ 1.31	$ 1.31
(Loss) earnings per common share – diluted:			
Class A Common Stock	$ (2.83)	$ 1.38	$ 1.36
Class B Convertible Common Stock	$ (2.57)	$ 1.27	$ 1.25

For the year ended February 29, 2008, the computation of diluted loss per common share excluded 23.8 million shares of Class B Convertible Common Stock and stock options to purchase 30.0 million shares of Class A Common Stock at a weighted average price per share of $19.16 because the inclusion of such potentially dilutive common shares would have been anti-dilutive. In addition, for the years ended February 28, 2007, and February 28, 2006, stock options to purchase 3.8 million and 3.6 million shares of Class A Common Stock at a weighted average price per share of $27.25 and $27.30, respectively, were not included in the computation of diluted earnings per common share because the stock options' exercise price was greater than the average market price of the Class A Common Stock for the respective periods.

16 Accumulated Other Comprehensive Income (Loss):

Other comprehensive (loss) income, net of income tax effect, includes the following components:

	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Other comprehensive (loss) income, February 28, 2006:			
Foreign currency translation adjustments	$(166.0)	$ 6.8	$(159.2)
Unrealized gain (loss) on cash flow hedges:			
Net derivative gains	3.4	(3.3)	0.1
Reclassification adjustments	(10.6)	4.2	(6.4)
Net loss recognized in other comprehensive income	(7.2)	0.9	(6.3)
Minimum pension liability adjustment	(27.1)	8.2	(18.9)
Other comprehensive (loss) income, February 28, 2006	$(200.3)	$ 15.9	$(184.4)
Other comprehensive income (loss), February 28, 2007:			
Foreign currency translation adjustments	$ 142.2	$(10.1)	$ 132.1
Unrealized loss on cash flow hedges:			
Net derivative losses	(11.6)	4.3	(7.3)
Reclassification adjustments	(15.5)	5.1	(10.4)
Net loss recognized in other comprehensive income	(27.1)	9.4	(17.7)
Pension adjustment	(4.5)	1.1	(3.4)
Other comprehensive income (loss), February 28, 2007	$ 110.6	$ 0.4	$ 111.0
Other comprehensive income (loss), February 29, 2008:			
Foreign currency translation adjustments	$401.5	$10.7	$412.2
Unrealized loss on cash flow hedges:			
Net derivative losses	(46.9)	23.3	(23.6)
Reclassification adjustments	(3.0)	(0.1)	(3.1)
Net loss recognized in other comprehensive income	(49.9)	23.2	(26.7)
Pension and post-retirement benefit plans:			
Net actuarial losses	(5.8)	1.7	(4.1)
Reclassification adjustments	7.9	(2.4)	5.5
Net gain recognized in other comprehensive income	2.1	(0.7)	1.4
Other comprehensive income (loss), February 29, 2008	$353.7	$33.2	$386.9

Accumulated other comprehensive income (loss), net of income tax effect, includes the following components:

(in millions)	Foreign Currency Translation Adjustments	Net Unrealized Gains (Losses) on Derivatives	Pension/ Post-Retirement Adjustments	Accumulated Other Comprehensive Income
Balance, February 28, 2007	$ 446.8	$ 13.3	$ (111.0)	$ 349.1
Current period change	412.2	(26.7)	1.4	386.9
Balance, February 29, 2008	**$859.0**	**$(13.4)**	**$(109.6)**	**$736.0**

During the year ended February 28, 2006, the Company changed the structure of certain of its cash flow hedges of forecasted foreign currency denominated transactions. As a result, the Company received $18.5 million in proceeds from the early termination of related foreign currency derivative instruments. As the forecasted transactions are still probable, this amount was recorded to AOCI and will be reclassified from AOCI into earnings in the same periods in which the original hedged items are recorded in the Consolidated Statements of Operations. See Note 9 for discussion of $30.3 million cash proceeds received from the early termination of interest rate swap agreements in March 2005.

17 Significant Customers and Concentration of Credit Risk:

Sales to the five largest customers represented 32.8%, 21.7% and 21.1% of the Company's sales for the years ended February 29, 2008, February 28, 2007, and February 28, 2006, respectively. Sales to the Company's largest customer, Southern Wine and Spirits, represent 12.3% of the Company's sales for the year ended February 29, 2008, of which 85.6% is reported within the Constellation Wines segment and 14.4% is reported within the Constellation Spirits segment. No single customer was responsible for greater than 10% of sales for the years ended February 28, 2007, and February 28, 2006. Accounts receivable from the Company's largest customer represented 9.0%, 13.0% and 11.0% of the Company's total accounts receivable as of February 29, 2008, February 28, 2007, and February 28, 2006, respectively. Sales to the Company's five largest customers are expected to continue to represent a significant portion of the Company's revenues. The Company's arrangements with certain of its customers may, generally, be terminated by either party with prior notice. The Company performs ongoing credit evaluations of its customers' financial position, and management of the Company is of the opinion that any risk of significant loss is reduced due to the diversity of customers and geographic sales area.

18 Acquisition-related Integration Costs:

For the year ended February 29, 2008, the Company recorded $11.8 million of acquisition-related integration costs associated primarily with the Vincor Plan (as defined in Note 19) and the Fiscal 2008 Plan. The Company defines acquisition-related integration costs as nonrecurring costs incurred to integrate newly acquired businesses after a business combination which are incremental to those of the Company prior to the business combination. As such, acquisition-related integration costs include, but are not limited to, (i) employee-related costs such as salaries and stay bonuses paid to employees of the acquired business that will be terminated after their integration activities are completed, (ii) costs to relocate fixed assets and inventories, and (iii) facility costs and other costs such as external services and consulting fees. For the year ended February 29, 2008, acquisition-related integration costs included $4.8 million of employee-related costs and $7.0 million of facilities and other costs. For the years ended February 28, 2007, and February 28, 2006, the Company recorded $23.6 million of acquisition-related integration costs associated primarily with the Vincor Plan and $16.8 million of acquisition-related integration costs associated with the Robert Mondavi Plan (as defined in Note 19), respectively.

19 Restructuring and Related Charges:

The Company has several restructuring plans within its Constellation Wines segment as follows:

Fiscal 2004 Plan – During fiscal 2004, the Company announced a plan to further realign business operations and a plan to exit the commodity concentrate product line in the U.S. (the "Fiscal 2004 Plan"). The Fiscal 2004 Plan consists of exiting the commodity concentrate product line located in Madera, California, and selling the Company's Escalon facility located in Escalon, California. The decision to exit the commodity concentrate product line resulted from the fact that the line was facing declining sales and profits and was not part of the Company's core beverage alcohol business. By exiting the commodity concentrate line, the Company was able to free up capacity at its winery in Madera, and move production and storage from Escalon to Madera, and forego further investment in its aging Escalon facility. The Fiscal 2004 Plan includes the renegotiation of existing grape contracts associated with commodity concentrate inventory, asset write-offs and severance-related costs. The Fiscal 2004 Plan has been completed as of February 29, 2008.

Robert Mondavi Plan – In January 2005, the Company announced a plan to restructure and integrate the operations of Robert Mondavi (the "Robert Mondavi Plan"). The objective of the Robert Mondavi Plan is to achieve operational efficiencies and eliminate redundant costs resulting from the December 22, 2004, acquisition of Robert Mondavi. The Robert Mondavi Plan includes the elimination of certain employees, the consolidation of certain field sales and administrative offices, and the termination of various contracts. The Company does not expect any additional costs associated with the Robert Mondavi Plan to be recognized in its Consolidated Statements of Operations. The Company expects related cash expenditures to be completed by February 29, 2012.

Fiscal 2006 Plan – During fiscal 2006, the Company announced a plan to reorganize certain worldwide wine operations and a plan to consolidate certain west coast production processes in the U.S. (collectively, the "Fiscal 2006 Plan"). The Fiscal 2006 Plan's principal features are to reorganize and simplify the infrastructure and reporting structure of the Company's global wine business and to consolidate certain west coast production processes. This Fiscal 2006 Plan is part of the Company's ongoing effort to enhance its administrative, operational and production efficiencies in light of its ongoing growth. The objective of the Fiscal 2006 Plan is to achieve greater efficiency in sales, administrative and operational activities and to eliminate redundant costs. The Fiscal 2006 Plan includes the termination of employment of certain employees in various locations worldwide, the consolidation of certain worldwide wine selling and administrative functions, the consolidation of certain warehouse and production functions, the termination of various contracts, investment in new assets and the reconfiguration of certain existing assets. The Company expects all costs associated with the Fiscal 2006 Plan to be recognized in its Consolidated Statements of Operations by February 28, 2009, with related cash expenditures to be completed by February 28, 2009.

Vincor Plan – In July 2006, the Company announced a plan to restructure and integrate the operations of Vincor (the "Vincor Plan"). The objective of the Vincor Plan is to achieve operational efficiencies and eliminate redundant costs resulting from the June 5, 2006, Vincor Acquisition, as well as to achieve greater efficiency in sales, marketing, administrative and operational activities. The Vincor Plan includes the elimination of certain employment redundancies, primarily in the U.S., U.K. and Australia, and the termination of various contracts. The Company expects all costs associated with the Vincor Plan to be recognized in its Consolidated Statements of Operations by February 28, 2009, with related cash expenditures to be completed by February 29, 2012.

Fiscal 2007 Wine Plan – In August 2006, the Company announced a plan to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"). The U.K. portion of the plan includes new investments in property, plant and equipment and certain disposals of property, plant and equipment and is expected to increase wine bottling capacity and efficiency and reduce costs of transport, production and distribution. The U.K. portion of the plan also includes costs for employee terminations. The Australian portion of the plan includes the buy-out of certain grape supply and processing contracts and the sale of certain property, plant and equipment. The initiatives are part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its international operations. The Company expects all costs associated with Fiscal 2007 Wine Plan to be recognized in its Consolidated Statements of Operations by February 28, 2011, with related cash expenditures to be completed by February 28, 2011.

Fiscal 2008 Plan – During November 2007, the Company initiated its plans to streamline certain of its international operations, including the consolidation of certain winemaking and packaging operations in Australia, the buy-out of certain grape processing and wine storage contracts in Australia, equipment relocation costs in Australia, and certain employee termination costs. In addition, the Company incurred certain other restructuring and related charges during the third quarter of fiscal 2008 in connection with the consolidation of certain spirits production processes in the U.S. In January 2008, the Company announced its plans to streamline certain of its operations in the U.S., primarily in connection with the restructuring and integration of the operations acquired in the BWE Acquisition (the "U.S. Initiative"). These initiatives will collectively be referred to as the Fiscal 2008 Plan. The Fiscal 2008 Plan is part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its domestic and international operations. The Company expects all costs associated with Fiscal 2008 Plan to be recognized in its Consolidated Statements of Operations by February 28, 2010, with related cash expenditures to be completed by February 28, 2010.

Restructuring and related charges consisting of employee termination benefit costs, contract termination costs, and other associated costs are accounted for under either SFAS 112 or SFAS 146, as appropriate. Employee termination benefit costs are accounted for under SFAS 112, as the Company has had several restructuring programs which have provided employee termination benefits in the past. The Company includes employee severance, related payroll benefit costs such as costs to provide continuing health insurance, and outplacement services as employee termination benefit costs. Contract termination costs, and other associated costs including, but not limited to, facility consolidation and relocation costs are accounted for under SFAS 146. Per SFAS 146, contract termination costs are costs to terminate a contract that is not a capital lease, including costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. The Company includes costs to terminate certain operating leases for buildings, computer and IT equipment, and costs to terminate contracts, including distributor contracts and contracts for long-term purchase commitments, as contract termination costs. Per SFAS 146, other associated costs include, but are not limited to, costs to consolidate or close facilities and relocate employees. The Company includes employee relocation costs and equipment relocation costs as other associated costs.

Details of each plan are presented in the following table. The Robert Mondavi Plan and the Fiscal 2004 Plan are collectively referred to as "Other Plans" in the table below.

(in millions)	Fiscal 2008 Plan	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Other Plans	Total
Restructuring liability, February 28, 2005	$ –	$ –	$ –	$ –	$ 39.2	$ 39.2
Robert Mondavi acquisition	–	–	–	–	4.8	4.8
Restructuring charges:						
Employee termination benefit costs	–	–	–	17.4	2.3	19.7
Contract termination costs	–	–	–	–	0.7	0.7
Facility consolidation/relocation costs	–	–	–	0.2	1.8	2.0
Restructuring charges, February 28, 2006	–	–	–	17.6	4.8	22.4
Cash expenditures	–	–	–	(0.9)	(39.9)	(40.8)
Foreign currency translation adjustments	–	–	–	–	(0.3)	(0.3)
Restructuring liability, February 28, 2006	–	–	–	16.7	8.6	25.3
Vincor Acquisition	–	–	39.8	–	–	39.8
Restructuring charges:						
Employee termination benefit costs	–	2.0	1.6	2.1	0.2	5.9
Contract termination costs	–	24.0	1.0	0.7	(0.1)	25.6
Facility consolidation/relocation costs	–	–	0.2	0.7	0.1	1.0
Restructuring charges, February 28, 2007	–	26.0	2.8	3.5	0.2	32.5
Cash expenditures	–	(23.3)	(22.1)	(17.3)	(3.5)	(66.2)
Foreign currency translation adjustments	–	0.1	0.7	0.6	0.1	1.5
Restructuring liability, February 28, 2007	–	2.8	21.2	3.5	5.4	32.9
BWE Acquisition	20.2	–	–	–	–	20.2
Vincor Acquisition	–	–	(0.4)	–	–	(0.4)
Restructuring charges:						
Employee termination benefit costs	9.3	1.0	(0.2)	0.2	(0.1)	10.2
Contract termination costs	0.1	–	(4.0)	0.7	(0.2)	(3.4)
Facility consolidation/relocation costs	–	–	(0.1)	0.2	–	0.1
Restructuring charges, February 29, 2008	**9.4**	**1.0**	**(4.3)**	**1.1**	**(0.3)**	**6.9**
Cash expenditures	**(3.5)**	**(0.8)**	**(12.2)**	**(3.6)**	**(1.3)**	**(21.4)**
Foreign currency translation adjustments	**0.1**	**0.2**	**0.7**	**–**	**–**	**1.0**
Restructuring liability, February 29, 2008	**$26.2**	**$ 3.2**	**$ 5.0**	**$ 1.0**	**$ 3.8**	**$ 39.2**

Included in the $29.3 million of restructuring and related charges incurred for the year ended February 28, 2006, is $6.9 million of non-cash charges for stock-based compensation (which are excluded from the restructuring liability rollforward table above).

In connection with the Company's BWE Acquisition, Vincor Acquisition and Robert Mondavi acquisition, the Company accrued $20.2 million, $39.4 million and $50.5 million of liabilities for exit costs, respectively, as of the respective acquisition date. The Vincor Acquisition line item in the table above for the year ended February 29, 2008, reflects adjustments to the fair value of liabilities assumed in the Vincor Acquisition. The Robert Mondavi acquisition line item in the table above for the year ended February 28, 2006, reflects adjustments to the fair value of liabilities assumed in the Robert Mondavi acquisition. As of February 29, 2008, the balances of the BWE, Vincor and Robert Mondavi purchase accounting accruals were $17.3 million, $3.8 million and $3.8 million, respectively. As of February 28, 2007, the balance of the Vincor and Robert Mondavi purchase accounting accruals were $19.3 million and $5.4 million, respectively. As of February 28, 2006, the balance of the Robert Mondavi purchase accounting accrual was $8.1 million.

For the year ended February 29, 2008, employee termination benefit costs include the reversal of prior accruals of $0.6 million associated primarily with the Fiscal 2006 Plan and contract termination costs and facility consolidation/relocation costs include the reversal of prior accruals of $4.2 million and $0.3 million, respectively, associated primarily with the Vincor Plan. For the year ended February 28, 2007, employee termination benefit costs and facility consolidation/relation costs include the reversal of prior accruals of $2.0 million related primarily to the Fiscal 2006 Plan and $0.3 million related primarily to the Fiscal 2004 Plan, respectively.

In addition, the following table presents other costs incurred in connection with the Fiscal 2008 Plan, Fiscal 2007 Wine Plan, the Vincor Plan and the Fiscal 2006 Plan:

(in millions)	Fiscal 2008 Plan	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Total
For the Year Ended February 29, 2008					
Accelerated depreciation/inventory write-down (cost of product sold)	$14.5	$ 4.7	$ 0.3	$ 2.6	$22.1
Asset write-down/other costs (selling, general and administrative expenses)	$ 0.4	$ 1.6	$ –	$ 0.2	$ 2.2
Asset impairment (impairment of goodwill and intangible assets)	$ 7.4	$ –	$ –	$ –	$ 7.4
For the Year Ended February 28, 2007					
Accelerated depreciation/inventory write-down (cost of product sold)	$ –	$ 3.3	$ 0.3	$ 3.6	$ 7.2
Asset write-down/other costs (selling, general and administrative expenses)	$ –	$12.9	$ –	$ 3.4	$ 16.3
For the Year Ended February 28, 2006					
Accelerated depreciation (cost of product sold)	$ –	$ –	$ –	$13.4	$ 13.4
Other costs (selling, general and administrative expenses)	$ –	$ –	$ –	$ 0.1	$ 0.1

A summary of restructuring charges and other costs incurred since inception for each plan, as well as total expected costs for each plan, are presented in the following table:

(in millions)	Fiscal 2008 Plan	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Robert Mondavi Plan
Costs incurred to date					
Restructuring charges:					
Employee termination benefit costs	$ 9.3	$ 3.0	$ 1.4	$26.6	$2.8
Contract termination costs	0.1	24.0	(3.0)	1.5	0.4
Facility consolidation/relocation costs	–	–	0.1	1.0	0.5
Total restructuring charges	9.4	27.0	(1.5)	29.1	3.7
Other costs:					
Accelerated depreciation/inventory write-down	14.5	8.0	0.6	19.6	–
Asset write-down/other costs	0.4	14.5	–	3.7	–
Asset impairment	7.4	–	–	–	–
Total other costs	22.3	22.5	0.6	23.3	–
Total costs incurred to date	$31.7	$49.5	$(0.9)	$52.4	$3.7
Total expected costs					
Restructuring charges:					
Employee termination benefit costs	$10.8	$ 3.0	$ 1.4	$26.6	$2.8
Contract termination costs	5.9	24.8	(3.0)	8.4	0.4
Facility consolidation/relocation costs	4.8	0.1	0.1	1.2	0.5
Total restructuring charges	21.5	27.9	(1.5)	36.2	3.7
Other costs:					
Accelerated depreciation/inventory write-down	18.5	12.7	0.7	19.6	–
Asset write-down/other costs	2.2	26.6	1.1	3.7	–
Asset impairment	7.4	–	–	–	–
Total other costs	28.1	39.3	1.8	23.3	–
Total expected costs	$49.6	$67.2	$ 0.3	$59.5	$3.7

20 Condensed Consolidating Financial Information:

The following information sets forth the condensed consolidating balance sheets as of February 29, 2008, and February 28, 2007, the condensed consolidating statements of operations and cash flows for each of the three years in the period ended February 29, 2008, for the Company, the parent company, the combined subsidiaries of the Company which guarantee the Company's senior notes and senior subordinated notes ("Subsidiary Guarantors") and the combined subsidiaries of the Company which are not Subsidiary Guarantors (primarily foreign subsidiaries) ("Subsidiary Nonguarantors"). The Subsidiary Guarantors are wholly owned and the guarantees are full, unconditional, joint and several obligations of each of the Subsidiary Guarantors. Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The accounting policies of the parent company, the Subsidiary Guarantors and the Subsidiary Nonguarantors are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncement described in Note 2. There are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet at February 29, 2008					
Current assets:					
Cash and cash investments	$ 0.3	$ 2.8	$ 17.4	$ -	$ 20.5
Accounts receivable, net	268.1	95.7	367.8	-	731.6
Inventories	45.2	1,188.2	952.4	(6.3)	2,179.5
Prepaid expenses and other	6.0	272.5	39.2	(50.3)	267.4
Intercompany receivable (payable)	1,520.2	(1,493.3)	(26.9)	-	-
Total current assets	1,839.8	65.9	1,349.9	(56.6)	3,199.0
Property, plant and equipment, net	47.6	1,005.5	981.9	-	2,035.0
Investments in subsidiaries	6,306.7	80.3	153.0	(6,540.0)	-
Goodwill	-	2,156.8	967.1	-	3,123.9
Intangible assets, net	-	754.0	436.0	-	1,190.0
Other assets, net	59.9	274.0	205.0	(34.0)	504.9
Total assets	$8,254.0	$ 4,336.5	$4,092.9	$(6,630.6)	$10,052.8
Current liabilities:					
Notes payable to banks	$ 308.0	$ -	$ 71.5	$ -	$ 379.5
Current maturities of long-term debt	215.2	9.0	5.1	-	229.3
Accounts payable	3.5	94.8	251.1	-	349.4
Accrued excise taxes	6.9	16.8	38.7	-	62.4
Other accrued expenses and liabilities	197.7	274.8	277.4	(52.2)	697.7
Total current liabilities	731.3	395.4	643.8	(52.2)	1,718.3
Long-term debt, less current maturities	4,610.1	10.6	28.0	-	4,648.7
Deferred income taxes	-	463.9	105.8	(33.9)	535.8
Other liabilities	146.7	96.7	140.7	-	384.1
Stockholders' equity:					
Preferred stock	-	162.0	1,430.9	(1,592.9)	-
Common stock	2.5	100.7	184.3	(285.0)	2.5
Additional paid-in capital	1,344.0	1,280.3	1,224.2	(2,504.5)	1,344.0
Retained earnings	1,306.0	1,842.5	(509.8)	(1,332.7)	1,306.0
Accumulated other comprehensive income	736.0	(15.6)	845.0	(829.4)	736.0
Treasury stock	(622.6)	-	-	-	(622.6)
Total stockholders' equity	2,765.9	3,369.9	3,174.6	(6,544.5)	2,765.9
Total liabilities and stockholders' equity	$8,254.0	$ 4,336.5	$4,092.9	$(6,630.6)	$10,052.8

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet at February 28, 2007					
Current assets:					
Cash and cash investments	$ 2.4	$ 1.1	$ 30.0	$ –	$ 33.5
Accounts receivable, net	342.7	57.5	480.8	–	881.0
Inventories	38.1	1,045.3	870.5	(5.8)	1,948.1
Prepaid expenses and other	2.0	105.3	62.1	(8.7)	160.7
Intercompany receivable (payable)	1,080.3	(775.1)	(305.2)	–	–
Total current assets	1,465.5	434.1	1,138.2	(14.5)	3,023.3
Property, plant and equipment, net	42.2	810.9	897.1	–	1,750.2
Investments in subsidiaries	6,119.9	115.6	–	(6,235.5)	–
Goodwill	–	1,509.1	1,574.8	–	3,083.9
Intangible assets, net	–	566.7	568.7	–	1,135.4
Other assets, net	32.2	245.4	167.8	–	445.4
Total assets	$7,659.8	$3,681.8	$4,346.6	$(6,250.0)	$9,438.2
Current liabilities:					
Notes payable to banks	$ 30.0	$ –	$ 123.3	$ –	$ 153.3
Current maturities of long-term debt	299.2	10.2	7.9	–	317.3
Accounts payable	7.1	112.8	256.2	–	376.1
Accrued excise taxes	10.9	31.4	31.4	–	73.7
Other accrued expenses and liabilities	242.4	105.2	333.5	(10.4)	670.7
Total current liabilities	589.6	259.6	752.3	(10.4)	1,591.1
Long-term debt, less current maturities	3,672.7	18.5	23.7	–	3,714.9
Deferred income taxes	(24.1)	405.0	93.2	–	474.1
Other liabilities	4.1	36.7	199.8	–	240.6
Stockholders' equity:					
Preferred stock	–	9.0	1,013.9	(1,022.9)	–
Common stock	2.5	100.7	190.3	(291.0)	2.5
Additional paid-in capital	1,271.1	1,280.9	1,296.9	(2,577.8)	1,271.1
Retained earnings	1,919.3	1,553.6	349.1	(1,902.7)	1,919.3
Accumulated other comprehensive income	349.1	17.8	427.4	(445.2)	349.1
Treasury stock	(124.5)	–	–	–	(124.5)
Total stockholders' equity	3,417.5	2,962.0	3,277.6	(6,239.6)	3,417.5
Total liabilities and stockholders' equity	$7,659.8	$3,681.8	$4,346.6	$(6,250.0)	$9,438.2

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations for the Year Ended February 29, 2008					
Sales	$ 674.3	$ 2,323.6	$ 2,409.6	$(522.4)	$ 4,885.1
Less – excise taxes	(101.1)	(423.8)	(587.2)	-	(1,112.1)
Net sales	573.2	1,899.8	1,822.4	(522.4)	3,773.0
Cost of product sold	(366.8)	(1,235.8)	(1,319.5)	430.6	(2,491.5)
Gross profit	206.4	664.0	502.9	(91.8)	1,281.5
Selling, general and administrative expenses	(229.7)	(366.7)	(301.2)	90.3	(807.3)
Impairment of goodwill and intangible assets	-	(6.2)	(806.0)	-	(812.2)
Acquisition-related integration costs	(1.0)	(6.4)	(4.4)	-	(11.8)
Restructuring and related charges	(0.2)	(7.3)	0.6	-	(6.9)
Operating (loss) income	(24.5)	277.4	(608.1)	(1.5)	(356.7)
Equity in (losses) earnings of equity method investees and subsidiaries	(387.9)	268.3	(6.0)	383.5	257.9
Interest expense, net	(257.7)	(63.1)	(21.0)	-	(341.8)
Gain on change in fair value of derivative instrument	-	-	-	-	-
(Loss) income before income taxes	(670.1)	482.6	(635.1)	382.0	(440.6)
Benefit from (provision for) income taxes	56.8	(192.9)	(37.1)	0.5	(172.7)
Net (loss) income	(613.3)	289.7	(672.2)	382.5	(613.3)
Dividends on preferred stock	-	-	-	-	-
(Loss) income available to common stockholders	$(613.3)	$ 289.7	$ (672.2)	$ 382.5	$ (613.3)
Condensed Consolidating Statement of Operations for the Year Ended February 28, 2007					
Sales	$ 954.0	$ 3,376.2	$ 2,872.1	$ (800.5)	$ 6,401.8
Less – excise taxes	(139.3)	(468.2)	(577.9)	-	(1,185.4)
Net sales	814.7	2,908.0	2,294.2	(800.5)	5,216.4
Cost of product sold	(606.5)	(2,015.5)	(1,818.3)	747.8	(3,692.5)
Gross profit	208.2	892.5	475.9	(52.7)	1,523.9
Selling, general and administrative expenses	(209.3)	(310.5)	(302.0)	53.0	(768.8)
Impairment of goodwill and intangible assets	-	-	-	-	-
Acquisition-related integration costs	(2.0)	(7.1)	(14.5)	-	(23.6)
Restructuring and related charges	(0.2)	(5.0)	(27.3)	-	(32.5)
Operating (loss) income	(3.3)	569.9	132.1	0.3	699.0
Equity in earnings of equity method investees and subsidiaries	464.9	54.0	3.8	(472.8)	49.9
Interest (expense) income, net	(151.4)	(80.0)	(37.3)	-	(268.7)
Gain on change in fair value of derivative instrument	-	55.1	-	-	55.1
Income before income taxes	310.2	599.0	98.6	(472.5)	535.3
Benefit from (provision for) income taxes	21.7	(261.4)	36.6	(0.3)	(203.4)
Net income	331.9	337.6	135.2	(472.8)	331.9
Dividends on preferred stock	(4.9)	-	-	-	(4.9)
Income available to common stockholders	$ 327.0	$ 337.6	$ 135.2	$ (472.8)	$ 327.0
Condensed Consolidating Statement of Operations for the Year Ended February 28, 2006					
Sales	$1,300.6	$ 3,002.5	$ 2,349.8	$ (945.9)	$ 5,707.0
Less – excise taxes	(166.8)	(437.8)	(498.9)	-	(1,103.5)
Net sales	1,133.8	2,564.7	1,850.9	(945.9)	4,603.5
Cost of product sold	(911.1)	(1,836.3)	(1,475.6)	944.1	(3,278.9)
Gross profit	222.7	728.4	375.3	(1.8)	1,324.6
Selling, general and administrative expenses	(175.2)	(225.0)	(212.2)	-	(612.4)
Impairment of goodwill and intangible assets	-	-	-	-	-
Acquisition-related integration costs	-	(14.6)	(2.2)	-	(16.8)
Restructuring and related charges	(1.7)	(11.6)	(16.0)	-	(29.3)
Operating income	45.8	477.2	144.9	(1.8)	666.1
Equity in earnings of equity method investees and subsidiaries	332.6	15.9	(4.3)	(343.4)	0.8
Interest (expense) income, net	(76.6)	(154.4)	41.4	-	(189.6)
Gain on change in fair value of derivative instrument	-	-	-	-	-
Income before income taxes	301.8	338.7	182.0	(345.2)	477.3
Benefit from (provision for) income taxes	23.4	(170.9)	(5.1)	0.6	(152.0)
Net income	325.2	167.8	176.9	(344.6)	325.3
Dividends on preferred stock	(9.8)	-	-	-	(9.8)
Income available to common stockholders	$ 315.4	$ 167.8	$ 176.9	$ (344.6)	$ 315.5

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 29, 2008					
Net cash (used in) provided by operating activities	$ (49.2)	$ 332.8	$ 236.2	$ -	$ 519.8
Cash flows from investing activities:					
Purchase of business, net of cash acquired	(2.3)	(1,290.3)	(9.4)	-	(1,302.0)
Purchases of property, plant and equipment	(7.0)	(35.8)	(101.0)	-	(143.8)
Investment in equity method investee	-	(1.6)	(3.0)	-	(4.6)
Payment of accrued earn-out amount	-	(4.0)	-	-	(4.0)
Proceeds from formation of joint venture	-	-	185.6	-	185.6
Proceeds from sales of businesses	(4.1)	141.4	(0.8)	-	136.5
Proceeds from sales of assets	-	2.3	17.1	-	19.4
Proceeds from maturity of derivative instrument	-	-	-	-	-
Proceeds from sale of equity method investment	-	-	-	-	-
Other investing activities	-	-	-	-	-
Net cash used in investing activities	(13.4)	(1,188.0)	88.5	-	(1,112.9)
Cash flows from financing activities:					
Intercompany financings, net	(589.1)	870.8	(281.7)	-	-
Proceeds from issuance of long-term debt	1,196.7	-	16.2	-	1,212.9
Net proceeds from (repayment of) notes payable	278.0	-	(58.6)	-	219.4
Exercise of employee stock options	20.6	-	-	-	20.6
Excess tax benefits from share-based payment awards	11.3	-	-	-	11.3
Proceeds from employee stock purchases	6.2	-	-	-	6.2
Purchases of treasury stock	(500.0)	-	-	-	(500.0)
Principal payments of long-term debt	(352.6)	(13.9)	(8.4)	-	(374.9)
Payment of financing costs of long-term debt	(10.6)	-	-	-	(10.6)
Payment of preferred stock dividends	-	-	-	-	-
Net cash provided by (used in) financing activities	60.5	856.9	(332.5)	-	584.9
Effect of exchange rate changes on cash and cash investments	-	-	(4.8)	-	(4.8)
Net (decrease) increase in cash and cash investments	(2.1)	1.7	(12.6)	-	(13.0)
Cash and cash investments, beginning of year	2.4	1.1	30.0	-	33.5
Cash and cash investments, end of year	$ 0.3	$ 2.8	$ 17.4	$ -	$ 20.5
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2007					
Net cash (used in) provided by operating activities	$ (240.4)	$ 471.8	$ 81.8	$ -	$ 313.2
Cash flows from investing activities:					
Purchase of business, net of cash acquired	-	(2.1)	(1,091.6)	-	(1,093.7)
Purchases of property, plant and equipment	(7.2)	(76.0)	(108.8)	-	(192.0)
Investment in equity method investee	-	-	-	-	-
Payment of accrued earn-out amount	-	(3.6)	-	-	(3.6)
Proceeds from formation of joint venture	-	-	-	-	-
Proceeds from sales of businesses	-	-	28.4	-	28.4
Proceeds from sales of assets	-	0.3	9.5	-	9.8
Proceeds from maturity of derivative instrument	-	55.1	-	-	55.1
Proceeds from sale of equity method investment	-	-	-	-	-
Other investing activities	-	-	(1.1)	-	(1.1)
Net cash used in investing activities	(7.2)	(26.3)	(1,163.6)	-	(1,197.1)
Cash flows from financing activities:					
Intercompany financings, net	(934.5)	(361.1)	1,295.6	-	-
Proceeds from issuance of long-term debt	3,693.1	1.9	10.4	-	3,705.4
Net (repayment of) proceeds from notes payable	(24.5)	-	71.6	-	47.1
Exercise of employee stock options	63.4	-	-	-	63.4
Excess tax benefits from share-based payment awards	21.4	-	-	-	21.4
Proceeds from employee stock purchases	5.9	-	-	-	5.9
Purchases of treasury stock	(100.0)	-	-	-	(100.0)
Principal payments of long-term debt	(2,444.6)	(86.4)	(255.9)	-	(2,786.9)
Payment of financing costs of long-term debt	(23.8)	-	-	-	(23.8)
Payment of preferred stock dividends	(7.3)	-	-	-	(7.3)
Net cash provided by (used in) financing activities	249.1	(445.6)	1,121.7	-	925.2
Effect of exchange rate changes on cash and cash investments	-	-	(18.7)	-	(18.7)
Net increase (decrease) in cash and cash investments	1.5	(0.1)	21.2	-	22.6
Cash and cash investments, beginning of year	0.9	1.2	8.8	-	10.9
Cash and cash investments, end of year	$ 2.4	$ 1.1	$ 30.0	$ -	$ 33.5

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2006					
Net cash (used in) provided by operating activities	$ (23.6)	$ 294.5	$ 165.1	$ -	$ 436.0
Cash flows from investing activities:					
Purchase of business, net of cash acquired	-	(45.9)	-	-	(45.9)
Purchases of property, plant and equipment	(5.2)	(52.2)	(75.1)	-	(132.5)
Investment in equity method investee	-	(2.7)	-	-	(2.7)
Payment of accrued earn-out amount	-	(3.1)	-	-	(3.1)
Proceeds from formation of joint venture	-	-	-	-	-
Proceeds from sales of businesses	-	17.9	-	-	17.9
Proceeds from sales of assets	-	118.3	1.4	-	119.7
Proceeds from maturity of derivative instrument	-	-	-	-	-
Proceeds from sale of equity method investment	-	35.9	-	-	35.9
Other investing activities	-	(5.0)	0.1	-	(4.9)
Net cash (used in) provided by investing activities	(5.2)	63.2	(73.6)	-	(15.6)
Cash flows from financing activities:					
Intercompany financings, net	477.7	(367.3)	(110.4)	-	-
Proceeds from issuance of long-term debt	0.1	8.8	0.7	-	9.6
Net proceeds from notes payable	40.5	-	23.3	-	63.8
Exercise of employee stock options	31.5	-	-	-	31.5
Excess tax benefits from share-based payment awards	-	-	-	-	-
Proceeds from employee stock purchases	6.3	-	-	-	6.3
Purchases of treasury stock	-	-	-	-	-
Principal payments of long-term debt	(516.6)	(7.3)	(3.7)	-	(527.6)
Payment of financing costs of long-term debt	-	-	-	-	-
Payment of preferred stock dividends	(9.8)	-	-	-	(9.8)
Net cash provided by (used in) financing activities	29.7	(365.8)	(90.1)	-	(426.2)
Effect of exchange rate changes on cash and cash investments	-	-	(0.9)	-	(0.9)
Net increase (decrease) in cash and cash investments	0.9	(8.1)	0.5	-	(6.7)
Cash and cash investments, beginning of year	-	9.3	8.3	-	17.6
Cash and cash investments, end of year	$ 0.9	$ 1.2	$ 8.8	$ -	$ 10.9

21 Business Segment Information:

As a result of the Company's investment in Crown Imports, the Company has changed its internal management financial reporting to consist of three business divisions, Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in the joint venture, the Company's internal management financial reporting included the Constellation Beers business division. Consequently, the Company reports its operating results in five segments: Constellation Wines (branded wine, and wholesale and other), Constellation Spirits (distilled spirits), Constellation Beers (imported beer), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global strategic sourcing. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other operating segments.

The business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting.

In addition, the Company excludes acquisition-related integration costs, restructuring and related charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

For the year ended February 29, 2008, acquisition-related integration costs, restructuring and related charges and unusual costs included in operating (loss) income consist of impairment losses of goodwill and intangible assets primarily associated with the Company's Australian and U.K. businesses of $812.2 million; other costs associated primarily with the sale of the Company's Almaden and Inglenook wine brands and certain other assets of $35.3 million; accelerated depreciation associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2008 Plan of $12.0 million; acquisition-related integration costs and inventory write-offs associated primarily with the Vincor Plan and Fiscal 2008 Plan of $11.8 million and $10.1 million, respectively; the flow through of inventory step-up associated primarily with the Company's Vincor Acquisition and BWE Acquisition of $11.4 million; restructuring and related charges associated primarily with the Fiscal 2008 Plan of $6.9 million; the loss on the contribution of the U.K. wholesale business of $6.6 million; and the flow through of adverse grape cost (as described below) of $0.1 million associated with the acquisition of Robert Mondavi; partially offset by a $4.8 million realized gain on a prior asset sale. For the year ended February 29, 2008, acquisition-related integration costs, restructuring and related charges and unusual costs included in equity in earnings of equity method investees consist of an impairment loss of the Company's investment in Ruffino of $15.1 million and the flow through of inventory step-up associated with the Opus One investment of $0.9 million. Adverse grape cost represents the amount of historical inventory cost on Robert Mondavi's balance sheet that exceeds the Company's estimated ongoing grape cost and is primarily due to the purchase of grapes by Robert Mondavi prior to the acquisition date at above-market prices as required under the terms of their existing grape purchase contracts.

For the year ended February 28, 2007, acquisition-related integration costs, restructuring and related charges and unusual costs included in operating (loss) income consist of restructuring and related charges of $32.5 million associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up of $30.2 million associated primarily with the Company's Vincor Acquisition; acquisition-related integration costs of $23.6 million associated primarily with the Vincor Plan; other costs of $16.3 million associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; loss on the sale of the branded bottled water business of $13.4 million; financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition; foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor Acquisition; the flow through of adverse grape cost of $3.1 million associated with the acquisition of Robert Mondavi; and accelerated depreciation and the write-down of certain inventory of $6.6 million and $0.6 million, respectively, associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan. For the year ended February 28, 2007, acquisition-related integration costs, restructuring and related charges and unusual costs included in equity in earnings of equity method investees consist of the flow through of inventory step-up associated primarily with the Opus One investment of $2.8 million.

For the year ended February 28, 2006, acquisition-related integration costs, restructuring and related charges and unusual costs included in operating (loss) income consist of restructuring and related charges associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan of $29.3 million; the flow through of adverse grape cost, acquisition-related integration costs and the flow through of inventory step-up associated primarily with the Company's acquisition of Robert Mondavi of $23.0 million, $16.8 million, and $7.9 million, respectively; accelerated depreciation and other costs associated with the Fiscal 2006 Plan of $13.4 million and $0.1 million, respectively; and costs associated with professional service fees incurred for due diligence in connection with the Company's evaluation of a potential offer for Allied Domecq of $3.4 million. For the year ended February 28, 2006, acquisition-related integration costs, restructuring and related charges and unusual costs included in equity in earnings of equity method investees consist of the flow through of inventory step-up associated with the Ruffino and Opus One investments of $9.7 million.

The Company evaluates performance based on operating income of the respective business units. The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncement described in Note 2. Transactions between segments consist mainly of sales of products and are accounted for at cost plus an applicable margin.

Segment information is as follows:

	For the Years Ended		
(in millions)	February 29, **2008**	February 28, 2007	February 28, 2006
Constellation Wines:			
Net sales:			
Branded wine	**$3,016.9**	$2,755.7	$2,263.4
Wholesale and other	**341.9**	1,087.7	972.0
Net sales	**$3,358.8**	$3,843.4	$3,235.4
Segment operating income	**$ 558.4**	$ 629.9	$ 530.4
Equity in earnings of equity method investees	**$ 18.8**	$ 13.8	$ 10.5
Long-lived assets	**$1,889.5**	$1,616.4	$1,322.2
Investment in equity method investees	**$ 243.6**	$ 163.8	$ 146.6
Total assets	**$8,645.8**	$8,557.7	$6,510.3
Capital expenditures	**$ 127.3**	$ 158.6	$ 118.6
Depreciation and amortization	**$ 142.1**	$ 120.7	$ 110.5
Constellation Spirits:			
Net sales	**$ 414.2**	$ 329.4	$ 324.6
Segment operating income	**$ 72.0**	$ 65.5	$ 73.4
Long-lived assets	**$ 103.8**	$ 96.9	$ 89.4
Total assets	**$1,129.7**	$ 637.3	$ 636.4
Capital expenditures	**$ 11.2**	$ 12.9	$ 11.1
Depreciation and amortization	**$ 13.7**	$ 9.9	$ 8.4
Constellation Beers:			
Net sales	**$ –**	$1,043.6	$1,043.5
Segment operating income	**$ –**	$ 208.1	$ 219.2
Long-lived assets	**$ –**	$ –	$ 1.1
Total assets	**$ –**	$ 0.9	$ 197.2
Capital expenditures	**$ –**	$ 0.2	$ 0.5
Depreciation and amortization	**$ –**	$ 1.5	$ 1.4
Corporate Operations and Other:			
Net sales	**$ –**	$ –	$ –
Segment operating loss	**$ (85.5)**	$ (60.9)	$ (63.0)
Long-lived assets	**$ 41.7**	$ 36.9	$ 12.6
Total assets	**$ 126.8**	$ 78.9	$ 56.7
Capital expenditures	**$ 5.3**	$ 20.3	$ 2.3
Depreciation and amortization	**$ 10.1**	$ 7.2	$ 7.8

(in millions)	For the Years Ended February 29, 2008	February 28, 2007	February 28, 2006
Crown Imports:			
Net sales	$ 2,391.0	$ 368.8	$ -
Segment operating income	$ 509.0	$ 78.4	$ -
Long-lived assets	$ 4.6	$ 1.3	$ -
Total assets	$ 359.0	$ 369.4	$ -
Capital expenditures	$ 4.1	$ -	$ -
Depreciation and amortization	$ 0.8	$ -	$ -
Acquisition-Related Integration Costs, Restructuring and Related Charges and Net Unusual Costs:			
Operating loss	$ (901.6)	$ (143.6)	$ (93.9)
Equity in losses of equity method investees	$ (16.0)	$ (2.8)	$ (9.7)
Consolidation and Eliminations:			
Net sales	$ (2,391.0)	$ (368.8)	$ -
Operating (loss) income	$ (509.0)	$ (78.4)	$ -
Equity in earnings of Crown Imports	$ 255.1	$ 38.9	$ -
Long-lived assets	$ (4.6)	$ (1.3)	$ -
Investment in equity method investees	$ 150.5	$ 163.4	$ -
Total assets	$ (208.5)	$ (206.0)	$ -
Capital expenditures	$ (4.1)	$ -	$ -
Depreciation and amortization	$ (0.8)	$ -	$ -
Consolidated:			
Net sales	$ 3,773.0	$5,216.4	$4,603.5
Operating (loss) income	$ (356.7)	$ 699.0	$ 666.1
Equity in earnings of equity method investees	$ 257.9	$ 49.9	$ 0.8
Long-lived assets	$ 2,035.0	$1,750.2	$1,425.3
Investment in equity method investees	$ 394.1	$ 327.2	$ 146.6
Total assets	$10,052.8	$9,438.2	$7,400.6
Capital expenditures	$ 143.8	$ 192.0	$ 132.5
Depreciation and amortization	$ 165.9	$ 139.3	$ 128.1

The Company's areas of operations are principally in the U.S. Operations outside the U.S. are primarily in the U.K., Canada, Australia and New Zealand and are included primarily within the Constellation Wines segment. Revenues are attributed to countries based on the location of the selling company.

Geographic data is as follows:

(in millions)	For the Years Ended February 29, 2008	February 28, 2007	February 28, 2006
Net Sales			
U.S.	$2,031.0	$3,012.7	$2,823.4
Non-U.S.	1,742.0	2,203.7	1,780.1
Total	$3,773.0	$5,216.4	$4,603.5
Significant non-U.S. revenue sources include:			
U.K.	$ 867.8	$1,503.7	$1,357.9
Australia / New Zealand	395.4	349.4	319.3
Canada	449.8	326.9	86.7
Other	29.0	23.7	16.2
Total	$1,742.0	$2,203.7	$1,780.1

(in millions)	February 29, 2008	February 28, 2007
Long-lived assets		
U.S.	$1,053.0	$ 854.0
Non-U.S.	982.0	896.2
Total	$2,035.0	$1,750.2
Significant non-U.S. long-lived assets include:		
Australia / New Zealand	$ 608.1	$ 529.8
Canada	229.2	180.5
U.K.	143.3	155.8
Other	1.4	30.1
Total	$ 982.0	$ 896.2

22 Accounting Pronouncements Not Yet Adopted:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS No. 157 for fiscal years and interim periods beginning March 1, 2008. The adoption of SFAS No. 157 on March 1, 2008, did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted this provision of SFAS No. 158 and provided the required disclosures as of February 28, 2007. SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of the company's fiscal year-end (with limited exceptions), which provision the Company is required to adopt as of February 28, 2009. The Company uses a December 31 measurement date for its defined benefit pension and other post-retirement plans and has elected to transition to a fiscal year-end measurement date utilizing the second alternative prescribed by SFAS No. 158. Accordingly, on March 1, 2008, the Company recognized adjustments to its opening retained earnings, accumulated other comprehensive income, net of income tax effect, and pension and other post-retirement plan assets or liabilities. These adjustments did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in

SFAS No. 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 allows companies to choose to measure eligible items at fair value at specified election dates. The Company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. The Company is required to adopt SFAS No. 159 for fiscal years beginning March 1, 2008. The adoption of SFAS No. 159 on March 1, 2008, did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS No. 141(R)"), "Business Combinations." SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after March 1, 2009. Earlier adoption is prohibited.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS No. 160"), "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 amends Accounting Research Bulletin No. 51 ("ARB No. 51"), "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141(R). In addition, SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is required to adopt SFAS No. 160 for fiscal years beginning March 1, 2009. Earlier adoption is prohibited. The Company is currently assessing the financial impact of SFAS No. 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The Company is required to adopt SFAS No. 161 for its interim period beginning December 1, 2008, with earlier application encouraged. The Company is currently assessing the financial impact of SFAS No. 161 on its consolidated financial statements.

23 Selected Quarterly Financial Information (Unaudited):

A summary of selected quarterly financial information is as follows:

	Quarter Ended Fiscal 2008				
(in millions, except per share data)	May 31, 2007	August 31, 2007	November 30, 2007	February 29, 2008	Full Year
Net sales	$901.2	$892.6	$1,094.8	$ 884.4	$3,773.0
Gross profit	$268.2	$309.7	$ 391.9	$ 311.7	$1,281.5
Net income (loss)[1]	$ 29.8	$ 72.1	$ 119.6	$(834.8)	$ (613.3)
Earnings (loss) per common share[2]:					
Basic – Class A Common Stock	$ 0.13	$ 0.34	$ 0.56	$ (3.91)	$ (2.83)
Basic – Class B Convertible Common Stock	$ 0.12	$ 0.31	$ 0.51	$ (3.55)	$ (2.57)
Diluted – Class A Common Stock	$ 0.13	$ 0.33	$ 0.55	$ (3.91)	$ (2.83)
Diluted – Class B Convertible Common Stock	$ 0.12	$ 0.30	$ 0.50	$ (3.55)	$ (2.57)

(in millions, except per share data)	Quarter Ended Fiscal 2007 May 31, 2006	August 31, 2006	November 30, 2006	February 28, 2007[3]	Full Year
Net sales	$1,155.9	$1,417.5	$1,500.8	$1,142.2	$5,216.4
Gross profit	$ 318.6	$ 414.8	$ 445.2	$ 345.3	$1,523.9
Net income[4]	$ 85.5	$ 68.4	$ 107.8	$ 70.2	$ 331.9
Earnings per common share[2]:					
Basic – Class A Common Stock	$ 0.38	$ 0.30	$ 0.47	$ 0.30	$ 1.44
Basic – Class B Convertible Common Stock	$ 0.34	$ 0.27	$ 0.42	$ 0.27	$ 1.31
Diluted – Class A Common Stock	$ 0.36	$ 0.28	$ 0.45	$ 0.29	$ 1.38
Diluted – Class B Convertible Common Stock	$ 0.33	$ 0.26	$ 0.41	$ 0.27	$ 1.27

(1) In Fiscal 2008, the Company recorded certain unusual items consisting of inventory write-offs and accelerated depreciation associated primarily with the Fiscal 2008 Plan and Fiscal 2007 Wine Plan, other costs associated primarily with the Fiscal 2007 Wine Plan, loss on the sale of the Company's Almaden and Inglenook wine brands and certain other assets, loss on the contribution of the U.K. wholesale business, loss on write-off of certain property, plant and equipment, gain on a prior asset sale, impairment losses of goodwill and intangible assets primarily associated with the Company's Australian and U.K. businesses, impairment loss of the Company's investment in Ruffino, acquisition-related integration costs and restructuring and related charges associated primarily with the Fiscal 2008 Plan and the Vincor Plan, valuation allowance against net operating loss carryforwards in Australia, and a tax benefit on prior period adjustment related to stock option exercises. The following table identifies these items, net of income tax effect, by quarter and in the aggregate for Fiscal 2008:

(in millions, net of income tax effect)	Quarter Ended Fiscal 2008 May 31, 2007	August 31, 2007	November 30, 2007	February 29, 2008	Full Year
Inventory write-downs	$ –	$ 0.1	$ –	$ 6.1	$ 6.2
Accelerated depreciation	$ 1.4	$ 1.3	$ 1.7	$ 4.1	$ 8.5
Other selling, general and administrative costs	$ 0.4	$ 0.6	$ –	$ 0.6	$ 1.6
Loss on sale of Almaden and Inglenook wine brands	$ –	$ –	$ –	$ 27.6	$ 27.6
Loss on contribution of U.K. wholesale business	$ 13.3	$ 0.5	$ –	$ –	$ 13.8
Property, plant and equipment write-off	$ –	$ –	$ –	$ 3.7	$ 3.7
Gain on prior asset sale	$ –	$ –	$ (4.8)	$ –	$ (4.8)
Impairment of goodwill and intangible assets	$ –	$ –	$ –	$ 801.3	$ 801.3
Impairment of equity method investment	$ –	$ –	$ –	$ 15.1	$ 15.1
Acquisition-related integration costs	$ 1.3	$ 1.0	$ 1.1	$ 4.1	$ 7.5
Restructuring and related charges	$ 0.3	$ 0.3	$ –	$ 3.6	$ 4.2
Valuation allowance	$ –	$ –	$ –	$ 51.7	$ 51.7
Tax benefit on prior period adjustment related to stock option exercises	$ –	$ –	$ –	$ (10.0)	$ (10.0)

(2) The sum of the quarterly earnings per common share in Fiscal 2008 and Fiscal 2007 may not equal the total computed for the respective years as the earnings per common share are computed independently for each of the quarters presented and for the full year.

(3) The Company's net income for the three months ended February 28, 2007, included an immaterial adjustment to the Company's tax provision of $5.5 million additional tax expense related to prior periods.

(4) In Fiscal 2007, the Company recorded certain unusual items consisting of accelerated depreciation and other costs associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan, loss on the sale of the branded bottled water business, financing costs related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition; foreign currency losses on foreign denominated intercompany loan balances and gain on change in fair value of derivative instruments associated with the Vincor Acquisition, and acquisition-related integration costs and restructuring and related charges associated primarily with the Fiscal 2007 Wine Plan, Vincor Plan and Fiscal 2006 Plan. The following table identifies these items, net of income tax effect, by quarter and in the aggregate for Fiscal 2007:

(in millions, net of income tax effect)	Quarter Ended Fiscal 2007 May 31, 2006	August 31, 2006	November 30, 2006	February 28, 2007	Full Year
Accelerated depreciation	$ 0.7	$ 0.9	$ 1.4	$ 1.6	$ 4.6
Other selling, general and administrative costs	$ 1.0	$ 1.0	$ 9.5	$ 1.0	$ 12.5
Loss on sale of branded bottled water business	$ 17.3	$ 0.1	$ (0.6)	$ –	$ 16.8
Write-off of financing fees	$ –	$ 7.4	$ –	$ 0.1	$ 7.5
Fx-related (gains) losses on Vincor transaction	$ (33.6)	$ 1.7	$ –	$ –	$ (31.9)
Acquisition-related integration costs	$ 0.4	$ 4.7	$ 6.1	$ 3.9	$ 15.1
Restructuring and related charges	$ 1.5	$ 15.6	$ 1.7	$ 4.3	$ 23.1

Methods of Distribution In North America, the Company's products are primarily distributed by a broad base of wholesale distributors as well as state and provincial alcoholic beverage control agencies. As is the case with all other beverage alcohol companies, products sold through state or provincial alcoholic beverage control agencies are subject to obtaining and maintaining listings to sell the Company's products in that agency's state or province. State and provincial governments can affect prices paid by consumers of the Company's products. This is possible either through the imposition of taxes or, in states and provinces in which the government acts as the distributor of the Company's products through an alcohol beverage control agency, by directly setting retail prices for the Company's products.

In the U.K., the Company's products are distributed either directly to retailers or through wholesalers and importers. Matthew Clark sells and distributes the Company's branded products and those of other major drinks companies to on-premise locations through a network of depots located throughout the U.K. In Australia, New Zealand and other markets, the Company's products are primarily distributed either directly to retailers or through wholesalers and importers. In the U.K., Australia and New Zealand, the distribution channels are dominated by a small number of industry leaders.

Common Stock Prices and Dividends The Company's Class A Common Stock (the "Class A Stock") and Class B Common Stock (the "Class B Stock") trade on the New York Stock Exchange® ("NYSE") under the symbols STZ and STZ.B, respectively. There is no public trading market for the Company's Class 1 Common Stock. The following tables set forth for the periods indicated the high and low sales prices of the Class A Stock and the Class B Stock as reported on the NYSE.

	Class A Stock			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2007				
High	$ 28.02	$ 27.29	$ 29.09	$ 29.17
Low	$ 23.32	$ 24.13	$ 26.90	$ 23.01
Fiscal 2008				
High	**$24.61**	**$25.79**	**$26.46**	**$24.97**
Low	**$18.83**	**$21.23**	**$22.39**	**$19.01**

	Class B Stock			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2007				
High	$ 27.73	$ 27.29	$ 29.00	$ 29.14
Low	$ 24.00	$ 23.85	$ 26.85	$ 23.15
Fiscal 2008				
High	**$24.42**	**$25.60**	**$26.34**	**$24.91**
Low	**$19.00**	**$21.40**	**$22.54**	**$19.20**

At April 17, 2008, the number of holders of record of Class A Stock and Class B Stock of the Company were 998 and 211, respectively. There were no holders of record of Class 1 Common Stock.

With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividends on its common stock since its initial public offering in 1973 In addition, under the terms of the Company's senior credit facility, the Company is currently constrained from paying cash dividends on its common stock. Also, certain of the indentures for the Company's outstanding senior notes and senior subordinated notes may restrict the payment of cash dividends on its common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on common stock.

Performance Graph Set forth below is a line graph comparing, for the fiscal years ended the last day of February 2004, 2005, 2006, 2007 and 2008, the cumulative total stockholder return of the Company's Class A Stock and Class B Stock, with the cumulative total return of the S&P 500 Index and a peer group index comprised of companies in the beverage industry (the "Peer Group Index") (see footnote (1) to the graph). The graph assumes the investment of $100.00 on February 28, 2003 in the Company's Class A Stock, the Company's Class B Stock, the S&P 500 Index and the Peer Group Index, and also assumes the reinvestment of all dividends.

Comparison of 5 year Cumulative Total Return



$250
$200
$150
$100
$50
$0
2/03
2/04
2/05
2/06
2/07
2/08
Constellation Brands, Inc. Class A
Constellation Brands, Inc. Class B
S&P 500 Index
Peer Group Index

	2/03	2/04	2/05	2/06	2/07	2/08
Constellation Brands, Inc. Class A	$100.00	$128.70	$217.34	$213.89	$190.50	$155.99
Constellation Brands, Inc. Class B	100.00	129.39	221.67	212.24	191.43	156.73
S&P 500 Index	100.00	138.52	148.19	160.63	179.86	173.39
Peer Group Index	100.00	136.86	133.11	142.39	164.43	204.23

(1) The *Peer Group Index* is weighted according to the respective issuer's stock market capitalization and is comprised of the following companies: Anheuser-Busch Companies, Inc.; The Boston Beer Company, Inc.; Brown-Forman Corporation (Class A and Class B Shares); Cadbury Schweppes plc; Coca-Cola Bottling Co. Consolidated; The Coca-Cola Company; Coca-Cola Enterprises Inc.; Diageo plc; LVMH Moet Hennessy Louis Vuitton; Molson Coors Brewing Company (Class B Shares); PepsiCo, Inc.; and PepsiAmericas, Inc.

There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted by the graph above. The Company neither makes nor endorses any predictions as to future stock performance.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Constellation Brands, Inc. (together with its subsidiaries, the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of February 29, 2008. This evaluation excluded the internal control over financial reporting of the Fortune Brands U.S. wine business, which the Company acquired on December 17, 2007. As of February 29, 2008, total assets, net sales and loss before income taxes of the Fortune Brands U.S. wine business not evaluated with respect to the effectiveness of internal control over financial reporting comprised 9.6%, 0.4%, and 1.5% of the consolidated total assets, net sales, and loss before income taxes of the Company.

The effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Constellation Brands, Inc. and subsidiaries (the Company) as of February 29, 2008 and February 28, 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 29, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellation Brands, Inc. and subsidiaries as of February 29, 2008 and February 28, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended February 29, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, effective March 1, 2007. As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective March 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Constellation Brands, Inc.'s internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2008 expressed an unqualified opinion on the effectiveness of Constellation Brands, Inc.'s internal control over financial reporting.

KPMG LLP

Rochester, New York
April 29, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited Constellation Brands, Inc.'s (the Company) internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Constellation Brands, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Constellation Brands, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of February 29, 2008. This evaluation excluded the internal control over financial reporting of the Fortune Brands U.S. wine business, which the Company acquired on December 17, 2007. As of February 29, 2008, total assets, net sales and loss before income taxes of the Fortune Brands U.S. wine business not evaluated with respect to the effectiveness of internal control over financial reporting comprised 9.6%, 0.4%, and 1.5% of the consolidated total assets, net sales, and loss before income taxes of the Company. Our audit of internal control over financial reporting of Constellation Brands, Inc. also excluded an evaluation of the internal control over financial reporting of the Fortune Brands U.S. wine business.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Constellation Brands, Inc. and subsidiaries as of February 29, 2008 and February 28, 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 29, 2008, and our report dated April 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Rochester, New York
April 29, 2008

Directors and Executive Officers

Directors

Richard Sands
Chairman of the Board,
Constellation Brands, Inc.

Robert Sands
President and Chief Executive Officer,
Constellation Brands, Inc.

Barry A. Fromberg[1]
Retired from Dean Foods Company

Jeananne K. Hauswald[2]
Managing Partner, Solo Management Group, LLC;
Retired from The Seagram Company Ltd.

James A. Locke III[3]
Senior Counsel to the law firm of Nixon Peabody LLP

Thomas C. McDermott[2,3]
Chairman of GPM Associates, LLP

Peter M. Perez[2]
Executive Vice President, Human Resources,
ConAgra Foods, Inc.

Paul L. Smith[1,3]
Retired from Eastman Kodak Company

Peter H. Soderberg[2]
President and Chief Executive Officer,
Hill-Rom Holdings, Inc.

Mark Zupan[1]
Dean, William E. Simon Graduate School of Business
Administration, University of Rochester

Executive Officers

Richard Sands
Chairman of the Board,
Constellation Brands, Inc.

Robert Sands
President and Chief Executive Officer,
Constellation Brands, Inc.

F. Paul Hetterich
Executive Vice President,
Business Development and Corporate Strategy,
Constellation Brands, Inc.

Thomas J. Mullin
Executive Vice President and General Counsel,
Constellation Brands, Inc.

Robert Ryder
Executive Vice President and Chief Financial Officer,
Constellation Brands, Inc.

W. Keith Wilson
Executive Vice President and Chief Administrative Officer,
Constellation Brands, Inc.

Alexander L. Berk*
Chief Executive Officer, Constellation Beers and Spirits

Jose F. Fernandez**
Chief Executive Officer, Constellation Wines North America

Jon Moramarco**
Chief Executive Officer, Constellation International

1 Member of Audit Committee
2 Member of Human Resources Committee
3 Member of Corporate Governance Committee

* Mr. Berk is employed by Barton Incorporated

** Messrs. Fernandez and Moramarco are employed by Constellation Brands, Inc.

Constellation Brands Production Facilities

(As of April 30, 2008)

Spirits

Barton Brands of California, Inc. (Carson, California)
Barton Brands (Bardstown, Kentucky)
Barton Brands (Owensboro, Kentucky)
Schenley Distilleries Inc. (Valleyfield, Quebec, Canada)
The Black Velvet Distilling Co. (Lethbridge, Alberta, Canada)

Cider and Perry

Shepton Mallet (Somerset, England)

Wine

California:
Atlas Peak Winery (Napa, Calif.)
Blackstone Winery (Gonzales, Calif. – Monterey County)
Blackstone Winery (Kenwood, Calif. – Sonoma County)
Buena Vista Winery (Sonoma, Calif.)
Clos du Bois Winery (Geyserville, Calif.)
Dunnewood Vineyards (Ukiah, Calif.)
Estancia Winery (Soledad, Calif. – Monterey County)
Franciscan Vineyards (Rutherford, Calif.)
Gary Farrell Winery (Healdsburg, Calif.)
Geyser Peak Winery (Geyserville, Calif.)
Mission Bell Winery (Madera, Calif.)
R. H. Phillips Winery (Esparto, Calif.)
Ravenswood Wineries (Sonoma, Calif.)
Robert Mondavi Winery (Oakville, Calif.)
Simi Winery (Healdsburg, Calif.)
Turner Road Vintners Wineries (Lodi/Woodbridge, Calif.)
Wild Horse Winery (Templeton, Calif.)
Woodbridge Winery (Acampo, Calif.)

Idaho:
Ste. Chapelle Winery (Caldwell, Idaho)

New York:
Canandaigua Winery (Canandaigua, N.Y.)
Widmer's Wine Cellars (Naples, N.Y.)

Washington:
Columbia Winery (Woodinville, Wash.)
Hogue Cellars (Prosser, Wash.)
Sunnyside Operations (Sunnyside, Wash.)

Australia:
South Australia
Berri Estates Winery, Glossop
Chateau Reynella Winery, Reynella
Leasingham Winery, Clare Valley
Stonehaven Winery, Padthaway
Tintara Winery, McLaren Vale

Western Australia
Goundrey Winery, Mount Barker
Houghton Winery, Upper Swan
Nannup Winery, Nannup

New South Wales
Stanley Winery, Buronga

Tasmania
Bay of Fires Winery, Pipers River

Victoria
Yarra Burn Winery, Warranwood

Canada:
Hawthorne Mountain Vineyard & Winery (Okanagan Falls, British Columbia)
Inniskillin Okanagan Winery (Oliver, British Columbia)
Inniskillin Winery & Vineyard (Niagara-on-the-Lake, Ontario)
Jackson-Triggs Estate Winery (Niagara-on-the-Lake, Ontario)
Le Clos Jordanne (Jordan, Niagara Peninsula, Ontario)
Niagara Cellars (Niagara Falls, Ontario)
Scoudouc Winery (Scoudouc, New Brunswick)
Sumac Ridge Estate Winery & Vineyard (Summerland, British Columbia)
Vincor Production Facility (Oliver, British Columbia)
Vincor Quebec Division (Rougemont, Quebec)

England:
Bristol Winery (Bristol, England)

New Zealand:
Corner 50 Winery (Hawkes Bay, North Island)
Drylands Winery (Marlborough, South Island)
Kim Crawford – Riverlands Winery (Blenheim, Marlborough, South Island)
Nobilo Winery (Huapai, West Auckland, North Island)

South Africa:
Flagstone Winery (Somerset West, Western Cape, South Africa)

Wine Kits
RJ Spagnol's (Delta, British Columbia)
RJ Spagnol's (Kitchener, Ontario)

Investor Information

Corporate Headquarters
Constellation Brands, Inc.
370 Woodcliff Drive, Suite 300
Fairport, New York 14450
585.218.3600
888.724.2169
www.cbrands.com
Investor Center: 888.922.2150

Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
877.810.2237 (toll free, within the U.S. and Canada)
201.680.6578 (outside the U.S. and Canada)
www.bnymellon.com/shareowner/isd

Common Stock Trading
The Company's Class A and Class B Common Stock trade on the New York Stock Exchange (NYSE) under the ticker symbols STZ and STZ.B, respectively. There is no public market for the Company's Class 1 Common Stock. As of April 30, 2008, there were 996 and 210 holders of record of Class A and Class B Common Stock, respectively, and no holders of Class 1 Common Stock.

CDI Transfer Agent and Registrar
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide
South Australia 5000
OR
GPO Box 1903
Adelaide
South Australia 5001
1800.030.606 (within Australia)
61.3.9415.4000 (outside Australia)

CDI Trading
CHESS Depositary Interests trade on the Australian Stock Exchange (ASX) under the ticker symbol CBR. As of April 30, 2008, there were 679 holders of record.

Annual Certification
The Company has filed with the Securities and Exchange Commission, as exhibits to its Annual Report on Form 10-K for the fiscal year ended February 29, 2008, the Certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. In addition, in 2007 the Company submitted to the New York Stock Exchange the required annual certification of the Company's Chief Executive Officer that he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Dividend Policy
With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividend on its common stock since its initial public offering in 1973. Additional information is provided in this report under the heading "Common Stock Prices and Dividends."

Information Regarding Forward-Looking Statements
The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2008.

Additional Copies of Form 10-K
The Annual Report on Form 10-K may be obtained by contacting Constellation Brands, Inc.'s Investor Relations department at our corporate headquarters address provided on this page. Alternatively, a copy is available on our Constellation Brands Web site at www.cbrands.com, or by request from the Securities and Exchange Commission.

Annual Stockholders' Meeting
The annual meeting is scheduled to be held at 11:00 a.m. on Thursday, July 17, 2008, Eastern time, at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

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Constellation

END

370 Woodcliff Drive, Suite 300
Fairport, New York 14450
www.cbrands.com